SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

March 7, 2013

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Materials for the Extraordinary General Meeting of Shareholders.

Rosh Ha’ayin, Israel
March 7, 2013

PARTNER COMMUNICATIONS COMPANY LTD.

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a general meeting of shareholders constituting an Extraordinary General Meeting (the “EGM”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) will be held on Thursday April 11, 2013 at 10:00 a.m. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof.

It is proposed at the EGM to adopt the following resolutions:

(1)
to approve and ratify the compensation terms of several directors; to approve and ratify (subject to the adoption of Resolution 4 below) indemnification of several directors and that these directors benefit from the Company's D&O insurance policy;

(2)	to approve and ratify a “Run-Off” insurance policy for directors and other office holders of the Company;

(3)
to approve amendments to provisions of the Company’s Articles of Association regarding: (i) required majority; (ii) insurance; (iii) indemnification; (iv) release; (v) prospective legal amendments; (vi) shareholders limited liability; and (vii) miscellaneous provisions;

(4)
to approve and ratify the grant of Indemnification Letters to the following directors: (i) Mr. Shlomo Rodav, (ii) Mr. Arieh Saban, (iii) Mr. Adam Chesnoff, (iv) Mr. Fred Gluckman, (v) Mr. Elon Shalev, (vi) Mr. Sumeet Jaisinghani,  (vii) Mr. Yoav Rubinstein, (viii) Mr. Ilan Ben Dov, and (ix) Mr. Yahel Shachar; and

(5)	to approve and ratify as a “framework transaction” an extension of the agreement to purchase handsets, accessories, spare parts and repair services from Scailex Corporation Ltd.

The vote of the holders of a majority of the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) participating at the EGM and voting on the matter is required for the approval of any of items no. 1, 2 and 4(i)-4(ix) on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”), "Controlling Parties") in the Company, or these having a Personal Interest (as defined in the Israeli Companies Law, a "Personal Interest") in the approval of the pertinent item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

The vote of holders of at least seventy five percent (75%) of the Ordinary Shares participating at the EGM and voting on the matter is required for the approval of any of items no. 3(i)-3(vii) on the agenda; provided, that solely with respect to amendment of any of items no. 3(i)-3(v) on the agenda, one of the following conditions is also fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not having a Personal Interest in the approval of the pertinent item participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

The vote of the holders of a majority of the Ordinary Shares participating at the EGM and voting on the matter will be required for the approval of item no. 5 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not having a Personal Interest in the approval of this item participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

Only shareholders of record at the close of business on March 13, 2013 (the “Record Date”) will be entitled to participate in and vote at the EGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the EGM in person.

 The Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005 state that shareholders who will not attend the EGM in person may vote with respect to items no. 1-2, 3(i)-3(v), and 4-5 on the agenda by completing the second part of a Hebrew form of Deed of Vote (ktav hatzba'a). For the shareholders' convenience, items no. 3(vi)-3(vii) on the agenda are also included in the Deed of Vote (although said items are not subject to the provisions of such regulations), and an English convenience translation of the Deed of Vote is included. Under such regulations, the shareholders may also submit a position notice (hodaat emda) to the Company’s office (envelope marked clearly as “position notice”, to the Company’s Company Secretary, at the address stated above) in respect of items no. 1-2, 3(i)-3(v), and 4-5 on the agenda, no later than ten days following the Record Date (March 23, 2013). The deadline for submission of the Board of Directors’ response to such position notices is March 30, 2013. The Hebrew form of the Deed of Vote and of position notices (if any) are available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il; and a convenience translation of the documents into English is available on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

Shareholders who will not attend the EGM in person are requested to complete, date and sign the aforementioned form of Deed of Vote (either the English or the Hebrew version) distributed herewith and to return it promptly (and in any event at least seventy two hours prior to the time of the EGM) to the Company at its address above.

- i -

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Deed of Vote) at the EGM, by means of a Deed of Authorization in the form attached to this Proxy Statement, so long as the Deed of Authorization is delivered to the Company at least seventy two hours prior to the time of the EGM. Shareholders may revoke their Deeds of Authorization by written notice received at the offices of the Company prior to the commencement of the EGM, and vote their shares in person.

Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the EGM, or who have delivered to the Company a Deed of Vote, will constitute a lawful quorum at the EGM. Should no lawful quorum be present one half hour following the time set for the EGM, the EGM shall be adjourned to April 18, 2013, at the same time and place.

A shareholder is entitled to contact the Company directly and receive the text of the Deed of Vote (ktav hatzba'a) and the Position Notices (hodaot emda).

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”), is required to prove his share ownership to vote at the EGM. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that Exchange member and is entitled to receive the ownership certificate in the branch of the Exchange member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

A shareholder, whose shares are registered with an Exchange member, is entitled to receive from the Exchange member who holds the share on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified that the shareholder is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 a.m. to 5 p.m. (Israel time), following coordination at telephone number +972-54-7814191.

By Order of the Board of Directors ROLY KLINGER, ADV. Company Secretary

- ii -

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 48103, Israel

     PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) in connection with the solicitation by the Board of Directors of proxies for use at a general meeting of shareholders constituting an Extraordinary General Meeting (the “EGM”), to be held on April 11, 2013 commencing at 10:00 a.m. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournment thereof.

It is proposed at the EGM to adopt the following resolutions:

(1)
to approve and ratify the compensation terms of several directors; to approve and ratify (subject to the adoption of Resolution 4 below) indemnification of several directors and that these directors benefit from the Company's D&O insurance policy;

(2)	to approve and ratify a “Run-Off” insurance policy for directors and other office holders of the Company;

(3)
to approve amendments to provisions of the Company’s Articles of Association regarding (i) required majority; (ii) insurance; (iii) indemnification; (iv) release; (v) prospective legal amendments; (vi) shareholders limited liability; and (vii) miscellaneous provisions;

(4)
to approve and ratify the grant of Indemnification Letters to the following directors: (i) Mr. Shlomo Rodav, (ii) Mr. Arieh Saban, (iii) Mr. Adam Chesnoff, (iv) Mr. Fred Gluckman, (v) Mr. Elon Shalev, (vi) Mr. Sumeet Jaisinghani,  (vii) Mr. Yoav Rubinstein, (viii) Mr. Ilan Ben Dov, and (ix) Mr. Yahel Shachar; and

(5)	to approve and ratify as a “framework transaction” an extension of the agreement to purchase handsets, accessories, spare parts and repair services from Scailex Corporation Ltd.

A form of a Deed of Vote (English and Hebrew versions) for use at the EGM (either the English or the Hebrew version) is distributed herewith. With respect to Items no. 1-2, 3(i)-3(v), and 4-5 on the agenda, the Deed of Vote shall also be deemed as a Deed of Vote (Ktav Hatzba'a) under the Israeli Companies Law of 1999, as amended (the "Israeli Companies Law") and Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005. Shareholders may withdraw their Deed of Vote by contacting the Company at its address above and duly proving their identity, at least 24 hours prior to the EGM and vote their shares in person. Ordinary Shares represented by any Deed of Vote in the English or the Hebrew version distributed herewith, if properly executed and delivered to the Company at the address above at least seventy two hours prior to the time of the EGM, will be voted as indicated on the form.

In parallel to distribution of this Notice and Proxy Statement, the aforementioned Hebrew version of a Deed of Vote (ktav hatzba'a) per Israeli requirements and an English version of a Deed of Vote will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or a Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company’s Secretary), the vote shall be disqualified.

Proxies for use at the EGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on March 13, 2013, will be entitled to participate in and vote at the EGM. Proxies are being mailed to non-registered shareholders on or about March 7, 2013 and will be solicited primarily by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. Partner will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On March 5, 2013, the Company had outstanding 155,645,708 Ordinary Shares, excluding 4,467,990 treasury shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the EGM.

Registered joint holders of shares should take note that, pursuant to the Articles of Association of the Company, only the first named joint holder of any share shall vote, either in person, by proxy or by Deed of Vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholders Register.

Holders of ADSs are not registered in the Company’s Shareholders Register but may instruct the Depositary, Citibank, N.A., as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their ADSs in the manner and to the extent provided in the Depositary Agreement governing the ADSs.

* * * * *

ITEM 1

APPROVAL OF CERTAIN DIRECTORS' COMPENSATION AND RELATED MATTERS

Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the annual general meeting unless otherwise provided in the Company’s Articles of Association.

Under the Company's Articles of Association, the Board of Directors has the right to elect any person as a director and to fill an office which became vacant. Any director elected in such manner shall serve in office until the coming annual meeting, and may be re-elected. Accordingly, following the completion of the Change of Control Transaction (as defined below), certain directors resigned from Partner's Board of Directors and the Board of Directors has elected on January 29, 2013, Messrs Shlomo Rodav, Arieh Saban, Adam Chesnoff,  Fred Gluckman, Elon Shalev, Sumeet Jaisinghani and Yoav Rubinstein, as directors of the Company (the "New Directors"). The service of the New Directors was recommended by S.B. Israel Telecom Ltd., an Israeli company (“SB Telecom”), which is an affiliate of Saban Capital Group, Inc. As reported in 2012 by Scailex Corporation Ltd. (“Scailex”), SB Telecom and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them).  Additionally, subject to the provisions of any law, SB Telecom and Scailex agreed to take all action, including their voting power in the shareholders meetings of Partner, to ensure that the composition of Partner's Board of Directors will generally be: a majority of candidates recommended by SB Telecom and two candidates recommended by Scailex (as long as the cumulative holdings of Scailex and its related parties in Partner is equal to 10% or more of Partner's share capital, or one if such holdings are less than 10% but equal to or greater than 5%, or none if such holdings are less than 5%.

               The Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Shlomo Rodav, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Ilan Ben Dov, Dr. Michael Anghel, Mr. Barry Ben-Zeev (Woolfson), Ms. Osnat Ronen, Mr. Yahel Shachar and Mr. Arie Steinberg were determined by the Board of Directors to be “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Dr. Anghel, Mr. Ben-Zeev (Woolfson), Ms. Ronen and Mr. Steinberg also qualify as independent directors according to U.S. law.  Mr. Steinberg was also determined by the Audit Committee to be an independent (bilty taluy) director under the Israeli Companies Law and regulations promulgated thereunder.

The Compensation Committee and Board of Directors have considered several factors in connection with the proposed resolutions (partly in line with recent Amendment No. 20 to the Israeli Companies Law), including the following: (a) that other than the Chairman of the Board of Directors (to be considered in the future), the directors compensation should, generally, be in unified amounts (or calculated in a unified manner according to number of meetings, as the case may be) (as customary), and it is not appropriate to adjust it separately to the circumstances of each director; (b) that the Compensation (as defined below) proposed to the directors is appropriate considering their role, the responsibility imposed on them and considering the education, qualifications, expertise and professional accomplishments of each of the directors; (c) that the Compensation should be set according to quantifiable criteria; (d) that as the directors are not having a full-time position in the company and the final amount of part of the Compensation is not yet known (calculated based on participation in meetings), it is irrelevant to compare the Compensation to compensation of Company's employees; (e) that the Compensation currently payable to directors does not include capital or variable components; (f) that it is meaningless to require a director to repay the Company amounts paid to him based on data that was later restated in the Company's financial statements, as the Compensation is dependent only on the number of meetings; and (g) following approval of the Compensation by the shareholders, it is not appropriate that the directors will have discretion to reduce or otherwise change their own compensation without shareholders' approval.

The Compensation Committee and Board of Directors have noted that paying the proposed Compensation is important to enable the directors to promote the Company's objectives, its business plan and policy in the long term and to create proper and balanced incentives to the directors considering, among other things, the Company's risk-management policy, size and nature of activities. They also noted that paying the proposed Compensation is essential to ensure the recruitment and service of appropriate directors, having the qualifications, expertise and experience relevant to serving on the Company's Board of Directors, considering the high exposure faced today by directors in public companies and moreover in companies with securities publicly listed in the USA and in Israel.

The Compensation Committee and Board of Directors have noted the respective personal interests of the New Directors, Mr. Ilan Ben Dov and Mr. Yahel Shachar in the resolutions below. The Compensation Committee and Board of Directors have further resolved and recommended to the shareholders at the EGM, (a) to approve and ratify a compensation for Messrs Arieh Saban, Adam Chesnoff, Fred Gluckman, Elon Shalev, Sumeet Jaisinghani and Yoav Rubinstein, commencing from their appointment on January 29, 2013 (the date of the Change of Control Transaction) and approve and ratify a compensation for Messrs Ilan Ben Dov and Yahel Shachar commencing from January 29, 2013 (the date of the Change of Control Transaction), for their respective services to the Company as directors, equal to: (i) an annual fee of NIS 180,000 (one hundred and eighty thousand NIS); and (ii) an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand, payable according to the representative exchange rate on the payment date) as previously approved by the shareholders, (the “Compensation”); and (b) to approve and ratify the reimbursement of reasonable expenses in connection with the performance of role of the New Directors and Messrs Ilan Ben Dov and Yahel Shachar.

The Compensation Committee and Board of Directors have approved, and recommended to the shareholders at the EGM, to approve that (i) subject to the adoption of the pertinent part of Resolution 4 below, each of the New Directors, Mr. Ilan Ben Dov and Mr. Yahel Shachar will be granted an indemnification letter; and (ii) that these directors benefit from the Company's D&O insurance policy.

Set forth below is certain information regarding each of the New Directors.

Name	Position
Mr. Shlomo Rodav	Director and Chairman of the Board of Directors
Mr. Arieh Saban Mr. Adam Chesnoff Mr. Fred Gluckman	Director Director Director
Mr. Elon Shalev Mr. Sumeet Jaisinghani	Director Director
Mr. Yoav Rubinstein	Director

        Mr. Shlomo Rodav was appointed as a director in the Company in January 2013, and serves as Chairman of the Board of Directors of the Company. He is currently a member of the Security Committee. He has served since 1990 and until 2007 as Chairman of the Board of Directors and as of 2007 as a director of Kerur Holdings Ltd., Jafora-Tabori Ltd., Tapugan Industries Ltd. (in Tapugan until 2011) and Israel Lighterage & Supply Co. Ltd. and as a director on the Board of Directors of Metzad Ateret Ltd.  From 1994 until 2011 he served as a director and CEO of Waste Management Israel Ltd. and from 2000 until 2003 as a director and CEO of InirU Israel Ltd. and InirU Wireless Inc. From 2003 to 2005, Mr. Rodav served as Chairman of the Board of Directors and CEO (CEO during 2004-2005) of Gilat Satellite Networks Ltd. Between 2007 and 2011, he served as Chairman of the Board of Directors of Bezeq Israel Telecommunication Company Ltd., Pelephone Communications Ltd., Bezeq International Company Ltd., Bezeq Online Ltd., DBS Satellite Service (1998) Ltd. (YES) and Walla Ltd. and between 2011 and 2012 as Chairman of the Board of Directors of Tnuva Ltd. and its subsidiaries. Mr. Rodav holds a BA in Economics from Tel-Aviv University and an MBA degree from Columbia University. To the best knowledge of the Company and the Company's Directors, Mr. Rodav is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Act of 1968) in the Company.

Mr. Arieh Saban was appointed as a director in the Company in January 2013. He has served since 2010 as Chairman of the Board of Directors of Saban Brands Israel Ltd. From 1983 until 2002 Mr. Saban served as the CEO of Israel Audio-Visual Corporation, a media distribution, licensing and merchandising agency that he founded. From 2000 until 2002 he served as Chairman of the Board of Directors of Fox Kids Israel, a joint venture with Fox Kids Europe. From 2005 until 2012 Mr. Saban served on the Boards of Directors of the following companies: Keshet Broadcasting Ltd., Pelephone Communications Ltd., Yes, Bezeq Israel Telecommunication Company Ltd. and Bezeq International Company Ltd. To the best knowledge of the Company and the Company's Directors, Mr. Saban is a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Act of 1968) in the Company.

Mr. Adam Chesnoff was appointed as a director in the Company in January 2013. He is the President and Chief Operating Officer of Saban Capital Group, Inc., responsible for overseeing the company’s investment and business activities, including private equity and public market investments. Mr. Chesnoff is a member of the Board of Directors of Univision Communications Inc., the largest Spanish-language media company in the United States; a member of the Board of Directors of Celestial Tiger Entertainment Ltd., an owner and operator of pay television channels across Asia; a member of the Board of Commissioners of MNC Ltd., an Indonesian media company; and of MNC Sky Vision Ltd., Indonesia’s largest pay television operator. In addition, Mr. Chesnoff served as Vice-Chairman of the Board of Directors of ProSiebenSat.1 Media AG from 2003 until 2007.  From 2005 to 2010, Mr. Chesnoff served on the Board of Directors of Bezeq Israel Telecommunication Company Ltd. Mr. Chesnoff holds a BA in Economics and Business from Tel-Aviv University and an MBA from UCLA's Anderson School of Business. To the best knowledge of the Company and the Company's Directors, Mr. Chesnoff is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Act of 1968) in the Company.

Mr. Fred Gluckman was appointed as a director in the Company in January 2013.  He is the Chief Financial Officer of Saban Capital Group, Inc.  In this position, Mr. Gluckman is responsible for all financial, accounting and tax functions of the firm, and has been an active member of the firm’s investment team since joining the firm in 2003.  Mr. Gluckman is a member of the Board of Directors of Celestial Tiger Entertainment (CTE) and serves on its Audit Committee.  Mr. Gluckman’s experience prior to Saban Capital Group includes international and domestic advisory work in the London and Southern California practices of Deloitte.  Mr. Gluckman is actively engaged in the community, serving on multiple boards of national and local charitable organizations.  Mr. Gluckman is a CPA and holds a BS in Economics from Wharton Business School and studied at Hebrew University in Jerusalem. To the best knowledge of the Company and the Company's Directors, Mr. Gluckman is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Act of 1968) in the Company.

Mr. Elon Shalev was appointed as a director in the Company in January 2013. He serves as the Chairman of the Board of Directors of SHL Telemedicine Ltd. and as a senior advisor to the Saban Capital Group. Mr. Shalev was the founder of Channel 2 news and from 1993 to 1995 served as its Chief Executive Officer. From 1996-1999, he served as Editor in Chief of "Yediot Aharonot", and in 2000-2001 he served as Executive Vice President of Discount Investment Corporation Ltd. of the IDB group. From 2004-2012, Mr. Shalev served as Chairman of the Board of Directors of Logia Ltd., a mobile content solutions provider. Mr. Shalev served in the past as a director of the Board of Directors of Bezeq Israel Telecommunication Company Ltd., DBS Satellite Service (1998) Ltd. (YES) and Bezeq International Company Ltd. Mr. Shalev holds a BA degree in Political Science from Tel Aviv University. To the best knowledge of the Company and the Company's Directors, Mr. Shalev is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Act of 1968) in the Company.

Mr. Sumeet Jaisinghani was appointed as a director in the Company in January 2013. He is a Director at Saban Capital Group.  Mr. Jaisinghani is responsible for Saban’s principal investment activities in Asia and is head of the firm's Hong Kong office.  In addition to being on the Board of Directors of Partner, Mr. Jaisinghani is a member of the Board of Directors of Celestial Tiger Entertainment (CTE) and an observer on the Board of Directors of Taomee. Mr. Jaisinghani played a key role in Saban’s investments in Partner, Media Nusantara Citra, MNC Sky Vision, CTE and Taomee. Mr. Jaisinghani was also involved with Saban’s controlling investment in Bezeq Telecommunications Company Ltd. until its sale in April 2010. Prior to joining Saban, Mr. Jaisinghani worked as an investment banker in the Mergers & Acquisitions Group of J.P. Morgan in New York. Mr. Jaisinghani holds a BS in Finance and Management, with high distinction, from Indiana University's Kelley School of Business. To the best knowledge of the Company and the Company's Directors, Mr. Jaisinghani is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Act of 1968) in the Company.

Mr. Yoav Rubinstein was appointed as a director in the Company in January 2013.  He joined SHL Telemedicine Ltd. as Senior Vice President, Head of Global Business Development in March 2012. Previously, Mr. Rubinstein served as an investment professional at Apax Partners for nine years and as Senior Advisor to Saban Capital Group. Mr Rubinstein holds a B.A. in Business Administration from the Interdisciplinary Center in Herzliya. To the best knowledge of the Company and the Company's Directors, Mr. Rubinstein is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Act of 1968) in the Company.

It is proposed that at the EGM the following resolutions be adopted:

(i)
RESOLVED, to approve and ratify (A) the Compensation of Messrs Arieh Saban, Adam Chesnoff, Fred Gluckman, Elon Shalev, Sumeet Jaisinghani, Yoav Rubinstein, Ilan Ben Dov and Yahel Shachar, commencing from January 29, 2013, and (B) the reimbursement of expenses of each of these directors and Mr. Shlomo Rodav;

(ii)
RESOLVED, to approve and ratify (A) subject to the adoption of the pertinent part of Resolution 4 below, the grant of an indemnification letter to each of the New Directors,  Mr. Ilan Ben Dov and Mr. Yahel Shachar, and (B) that these directors benefit from the Company's D&O insurance policy; and

(iii)	RESOLVED, that these resolutions are in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating at the EGM and voting on the matter is required for the approval of item no. 1 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law, "Controlling Parties") in the Company, or these having a Personal Interest (as defined in the Israeli Companies Law, a "Personal Interest") in the approval of this item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least seventy two hours prior to the time of the EGM, whether the shareholder has a Personal Interest in the approval of item no. 1 on the agenda or not, or the shareholder is a Controlling Party in the Company, as a condition for that shareholder's right to vote and be counted with respect to this item. A shareholder voting, by means of a Deed of Vote, may include said notice regarding a Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two hours prior to the time of the EGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 2

 APPROVAL AND RATIFICATION OF A “RUN-OFF” INSURANCE POLICY
FOR DIRECTORS AND OTHER OFFICE HOLDERS OF THE COMPANY

The Israeli Companies Law and the Company’s Articles of Association authorize the Company (subject to certain exceptions) to enter into an insurance contract, and to arrange and pay all premiums in respect of an insurance contract, for the insurance of the liability of directors and other Office Holders (as such term is defined in the Israeli Companies Law, each an "Office Holder") of the Company for liabilities he or she incurs as a result of a direct or indirect action or inaction undertaken by such person (or together with other directors or officers of the Company) in his or her capacity as a director or officer of the Company for any of the following:

(i)	The breach of the duty of care towards the Company or towards any other person;

(ii)	The breach of the duty of loyalty towards the Company provided that the Office Holder has acted in good faith and had reasonable grounds to assume that the action would not harm the Company;

(iii)	A financial liability imposed on him or her in favor of another person; and

(iv)	Any other matter in respect of which it is permitted or will be permitted under any law to insure the liability of an Office Holder in the Company.

The shareholders of the Company have approved on May 5, 2011 a D&O Insurance Policy (the “D&O Policy”) commencing from February 1, 2012, with a limit of up to US $50 Million covering liability of the Company's directors, officers and employees acting in their managerial and/or supervisory capacity for wrongful acts committed after October 28, 2009 (the date of acquisition of control by Scailex (the “Prior Change of Control Closing Date”)) for a period of up to three years (or for several periods, not exceeding three years in the aggregate), subject to the conditions specified in the shareholders resolution.  On January 29, 2013, upon consummation of SB Telecom’s purchase of 47,833,333 Ordinary Shares of the Company from Scailex  (the "Change of Control Transaction"), the D&O Policy then in effect was cancelled and replaced by another D&O Policy acquired pursuant to the conditions specified in the above shareholders resolution, in respect of wrongful acts committed subsequent to the Change of Control Transaction.

It is proposed to adopt  a “Run-Off” insurance policy for a period of seven years from the date of the Change of Control Transaction (the "Run-Off Policy") with a limit of US $50 million covering liability of the Company's directors, officers and employees acting in their managerial and/or supervisory capacity for acts, errors or omissions committed during the period between the Prior Change of Control Closing Date (October 28, 2009) and the date of closing of the Change of Control Transaction (January 29, 2013). The premium to be paid by the Company for the said seven year policy is U.S. $675,950. The terms of the Run-Off Policy equally apply to all of the Company's directors, officers and employees as aforesaid.

It should be noted that further to the shareholders' approval on October 22, 2009, with effect from the Prior Change of Control Closing Date (October 28, 2009), a seven year “Run-Off” insurance policy was effected with a limit of US $100 Million covering liability of the relevant directors, officers and employees of the Company for acts, errors or omissions committed prior to the Prior Change of Control Closing Date.

The Compensation Committee, the Audit Committee and the Board of Directors have resolved to approve and ratify and to recommend to the shareholders at the EGM to approve and ratify, the Run-Off Policy and resolved that the Run-Off Policy is in the best interest of the Company.

The Compensation Committee and Board of Directors have considered several factors in connection with the proposed resolutions (partly in line with recent Amendment No. 20 to the Israeli Companies Law as described above). The Directors have noted that the directors who served in that role prior to the Change of Control Transaction have a Personal Interest in this matter.

As announced in 2012 by Scailex, SB Telecom and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them).

It is proposed that at the EGM the following resolutions be adopted:

(i)
“RESOLVED, to approve and ratify the Run-Off Policy and the payment of a premium therefor in the amount of  U.S. $675,950,  effective as of the consummation of the Change of Control Transaction (January 29, 2013).

(ii)	RESOLVED, that the resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating at the EGM and voting on the matter is required for the approval of item no. 2 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties in the Company, or these having a Personal Interest in the approval of this item participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least seventy two hours prior to the time of the EGM, whether the shareholder has a Personal Interest in the approval of item no. 2 on the agenda or not, or the shareholder is a Controlling Party in the Company, as a condition for that shareholder's right to vote and be counted with respect to this item. A shareholder voting, by means of a Deed of Vote, may include said notice regarding a Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two hours prior to the time of the EGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 3

AMENDMENT OF THE ARTICLES OF ASSOCIATION

In recent years, the Israeli Companies Law has undergone extensive amendments. The Company proposes to amend its Articles of Association to reflect certain provisions of the Israeli Companies Law and regulations promulgated thereunder, certain amendments of the Israeli Securities Law of 1968 (as amended) (the “Israeli Securities Law”), and other updates.

The full text of the proposed amendments is annotated on the amended Articles of Association attached hereto as Annex “A”.  The summary below is qualified in its entirety by reference to the full text of the annotated Articles of Association attached hereto as Annex "A".  The proposed amendments include the following matters:

(i)
Required Majority. Under the Israeli Companies Law, a proposed resolution shall be adopted in any shareholders meeting, if it receives an ordinary majority or any other majority of votes set by law. The Company's Articles of Association currently require a Special Majority (a 75% majority) for certain resolutions (e.g., amendment of the Articles of Association and a merger). We propose amending certain Articles (as annotated on the attached Annex "A") to conform to the Israeli Companies Law.  For the avoidance of doubt, any resolution which required a Special Majority under the Articles of Association and is so amended, shall no longer require the same Special Majority.

(ii)
Insurance.  The Israeli Securities Law was recently amended to permit a company to insure its Office Holders for (A) payment to the injured party as set forth in Section 52.54(a)(1)(a) of the Israeli Securities Law, and (B) expenses incurred in connection with a proceeding under Chapters H3, H4 or I1 of the Israeli Securities Law, or under Chapter 4 of Part 9 of the Israeli Companies Law, in connection with any affairs including reasonable legal expenses (e.g., attorney fees). We propose adding Article 33.2.5 to conform to these amendments of the Israeli Securities Law.

(iii)
Indemnification. The Israeli Companies Law was amended to permit a company to also indemnify its Office Holders for liability or expense he incurs or that is imposed on him in his capacity as an Office Holder in the Company, for reasonable legal expenses incurred by the Office Holder in connection with a financial sanction ("itzum caspi").

The Israeli Securities Law was recently amended to permit a company to indemnify its Office Holders for (A) payment to the injured party as set forth in Section 52.54(a)(1)(a) of the Israeli Securities Law (including by indemnification in advance); and (B) expenses incurred in connection with a proceeding under Chapters H3, H4 or I1 of the Israeli Securities Law, or under Chapter 4 of Part 9 of the Israeli Companies Law, in connection with any affairs including reasonable legal expenses (e.g., attorney fees), including by indemnification in advance.

We propose amending Articles 34.2 and 34.3 to conform to these amendments of the Israeli Companies Law and the Israeli Securities Law.

(iv)
Release. The Israeli Companies Law prohibits a company from releasing its Office Holders from liability resulting, inter alia, from (A) a breach of the duty of loyalty towards the company;  (B) a breach of the duty of care made intentionally or recklessly (“pezizut”) other than if made only by negligence; (C) an act intended to unlawfully yield a personal profit; (D) a fine (“knass”), a civil fine ("knass ezrahi"), a financial sanction ("itzum caspi") or a penalty ("kofer") imposed on him; and (E) the breach of the duty of care in a Distribution (“haluka”).  We propose amending Article 35.3 to conform to the Israeli Companies Law.

(v)
Prospective Legal Amendments. We wish to add a clarification to our Articles of Association stating that any amendment to the Israeli Companies Law, the Israeli Securities Law or any other applicable law adversely affecting the right of any Office Holder to be indemnified, insured or released pursuant to Articles 33 to Article 35 (inclusive), shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify, insure or release an Office Holder for any act or omission occurring prior to such amendment, unless otherwise expressly provided under the Israeli Companies Law, the Israeli Securities Law or such other applicable law. We propose adding Article 35A to reflect this clarification.

(vi)
Shareholders Limited Liability. The Company's Articles of Association state that the liability of the shareholders of the Company is limited, each one up to the full amount the shareholder undertook to pay for the shares allotted to the shareholder, at the time of the allotment. We propose amending Article 5 mainly to clarify that the aforementioned liability is limited only to the par value of these shares, to the extent unpaid.

(vii)         Miscellaneous Provisions.

(A)            The Convening of an Extraordinary Meeting. The Israeli Companies Law allows shareholders holding alone or together (i) at least 5% of the issued share capital of the Company and at least 1% of the voting rights in the Company; or (ii) at least 5% of the voting rights in the Company, to demand the Board of Directors to convene an extraordinary shareholders meeting.  Our Articles of Association currently grants this demand right to shareholders holding at least 4.99% of the issued share capital of the Company. We propose amending Article 16.2 to conform to the Israeli Companies Law.

(B)            Remaining Amendments. The remaining amendments annotated on Annex "A" attached hereto.

The Audit Committee and Board of Directors have approved, and recommended to the shareholders at the EGM to approve, the amendments to the Articles of Association, detailed in the form annotated on Annex “A” attached hereto, and that these amendments are in the best interest of the Company.  The directors have noted that they all have a Personal Interest in the insurance,  indemnification and release Articles (items (ii) - (v) above) and the directors Messrs Shlomo Rodav, Arieh Saban, Adam Chesnoff, Fred Gluckman, Elon Shalev, Sumeet Jaisinghani, Yoav Rubinstein, Ilan Ben Dov and Yahel Shachar have noted that for the sake of being cautious they may be deemed to have a Personal Interest in the required majority amendments (item (i) above) (collectively, the “Specified Articles”).

As announced in 2012 by Scailex, SB Telecom and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them).

 It is proposed that at the EGM the following resolutions be adopted:

"RESOLVED, that the amendments to the Articles of Association, substantially in the form annotated on Annex “A” attached hereto, are hereby approved, as follows:

(i)	with respect to the majority required for shareholders resolutions, as described in item 3(i) above;

(ii)	with respect to insurance, as described in item 3(ii) above;

(iii)	with respect to indemnification, as described in item 3(iii) above;

(iv)	with respect to release, as described in item 3(iv) above;

(v)	with respect to the prospective legal amendments, as described in item 3(v) above;

(vi)	with respect to the shareholders limited liability, as described in item 3(vi) above; and

(vii)	with respect to the miscellaneous provisions, as described in item 3(vii) above.

RESOLVED, that these resolutions are in the best interest of the Company.”

The vote of holders of at least seventy five percent (75%) of Ordinary Shares participating at the EGM and voting on the matter is required for the approval of any of items no. 3(i)-3(vii) on the agenda; provided, that solely with respect to amendment of any of the Specified Articles (items no. 3(i)-3(v) on the agenda), one of the following conditions is also fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not having a Personal Interest in the approval of the pertinent item participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company. In the event that the aforesaid seventy five percent majority is obtained but the majority specified in the proviso is not obtained with respect to any Specified Article, the amendments to the Articles of Association substantially in the form annotated on Annex “A” will be deemed approved except for such Specified Article.

A shareholder shall notify the Company at the address above at least seventy two hours prior to the time of the EGM, whether the shareholder has a Personal Interest in any of the Specified Articles or not, as a condition for that shareholder's right to vote and be counted with respect to said Specified Article. A shareholder voting, by means of a Deed of Vote, may include said notice regarding a Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two hours prior to the time of the EGM).

The Board of Directors recommends a vote FOR
approval of these proposed resolutions

ITEM 4

APPROVAL AND RATIFICATION OF THE GRANT OF
INDEMNIFICATION LETTERS TO DIRECTORS

The Israeli Companies Law and the Company’s Articles of Association authorize the Company, subject to the required approvals, to indemnify in advance directors and other Office Holders of the Company for liabilities or expenses he or she incurs, or that is imposed on him or her, as a result of action or inaction by such person (or together with other directors or officers of the Company) in his or her capacity as a director or officer of the Company. The Israeli Companies Law combined with the Israeli Securities Law authorize indemnification for:

(i)
financial liability incurred or imposed in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by a court; provided, that such liability pertains to one or more of the events set forth in the indemnification letter, which, in the opinion of the Board of Directors of the Company, are anticipated in light of the Company’s activities at the grant of indemnification and is limited to the sum or measurement of indemnification determined by the Board of Directors to be reasonable under the circumstances and set forth in the indemnification letter;

(ii)
reasonable litigation expenses, including legal fees, incurred or ordered by a court in the context of proceedings filed by or on behalf of the Company or by a third party, or in a criminal proceeding in which the director or officer is acquitted or if convicted, for an offense which does not require criminal intent;

(iii)
reasonable litigation expenses, including legal fees incurred due to an investigation or proceeding conducted by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against the director or officer and no financial liability was imposed on the director or officer in lieu of criminal proceedings, or has ended without the filing of an indictment against the director or officer, but financial liability was imposed on the director or officer in lieu of criminal proceedings in an alleged criminal offense that does not require proof of criminal intent, within the meaning of the relevant terms in the law or in connection with financial fine (Itzum Caspi);

(iv)	Payment to the injured party as a result of a violation set forth in Section 52.54(a)(1)(a) of the Israeli Securities Law, including by indemnification in advance; and

(v)
Expenses incurred in connection with a proceeding (a "Proceeding" "halich") under Chapters H3, H4 or I1 of the Israeli Securities Law, or under Chapter 4 of Part 9 of the Israeli Companies Law, in connection with any affairs including reasonable legal expenses (e.g., attorney fees), including by indemnification in advance.

The Israeli Companies Law combined with the Israeli Securities Law provides that a company may not indemnify a director or officer for his or her liability including for: (a) a breach of duty of loyalty towards the company, unless the director or officer acted in good faith and had reasonable grounds to assume that the action would not harm the company’s best interest; (b) a breach of duty of care done intentionally or recklessly ("pezizut") except for negligence; (c) an act intended to unlawfully yield a personal profit; (d) a fine, civil fine ("knass ezrahi"), financial sanction (Itzum Caspi) or a penalty ("kofer") imposed upon the director or officer; and (v) a Proceeding ("halich").

On October 22, 2009, the shareholders of the Company approved the grant of an indemnification letter to each of the Company's then current and future directors. On May 8, 2012, the shareholders of the Company approved the grant of indemnification letters to the following directors currently serving on the Board of Directors: Dr. Michael Anghel, Mr. Barry Ben-Zeev (Woolfson), Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg. The Company proposes to issue to each of (i) Mr. Shlomo Rodav, (ii) Mr. Arieh Saban, (iii) Mr. Adam Chesnoff, (iv) Mr. Fred Gluckman, (v) Mr. Elon Shalev, (vi) Mr. Sumeet Jaisinghani,  (vii) Mr. Yoav Rubinstein, (viii) Mr. Ilan Ben Dov, and (ix) Mr. Yahel Shachar, in each case, serving (including prior to the date thereof) as the Company's director, or as a director or officer on behalf of the Company in other companies (each, an “Indemnified Person”) a new Indemnification Letter substantially in the form attached hereto as Annex “B” (the “Indemnification Letter”).

As previously approved, the aggregate indemnification amount payable by the Company to all the directors, officers and other indemnified persons pursuant to all letters of indemnification issued or that may be issued to them by the Company in the future will not exceed the higher of (i) 25% of shareholders equity and (ii) 25% of market capitalization, each as measured at the time of indemnification (the "Maximum Indemnity Amount"). The Indemnification Letter is annotated to show changes made from the version of the Indemnification Letter approved by the shareholders on May 8, 2012, (A) to clarify the calculation method of the Maximum Indemnity Amount, and (B) to state that an Indemnified Person shall repay to Partner any amount received pursuant to the Indemnification Letter, which is based on data or financial results that will later be found to be erroneous and restated in Partner's financial statements. The description herein is qualified in its entirety by reference to the full text of the annotated proposed Indemnification Letter.

The Compensation Committee and Board of Directors have considered several factors in connection with the proposed resolutions (partly in line with recent Amendment No. 20 to the Israeli Companies Law as described above).

For the avoidance of doubt, in the event that at the EGM any of item 4(viii) or 4(ix) below will not be adopted, the current indemnification letter granted to the pertinent director holding indemnification letters (Mr. Ilan Ben Dov or Mr. Yahel Shachar) is not substituted by the Indemnification Letter proposed for that director.

The Compensation Committee, the Audit Committee and the Board of Directors of the Company have approved and ratified, and recommended to the shareholders at the EGM to approve and ratify, the grant of the Indemnification Letter to each Indemnified Person, resolved that the Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed on Schedule I of the Indemnification Letter are anticipated in light of Partner's current activities, and resolved that such resolutions are in the best interest of the Company. The directors have noted that the directors who are Indemnified Persons have a Personal Interest in this matter.

As announced in 2012 by Scailex, SB Telecom and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them).

It is proposed that at the EGM the following resolutions be adopted:

(i)	“RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Shlomo Rodav and to provide him with an Indemnification Letter;

(ii)	RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Arieh Saban and to provide him with an Indemnification Letter;

(iii)	RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Adam Chesnoff and to provide him with an Indemnification Letter;

(iv)	RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Fred Gluckman and to provide him with an Indemnification Letter;

(v)	RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Elon Shalev and to provide him with an Indemnification Letter;

(vi)	RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Sumeet Jaisinghani and to provide him with an Indemnification Letter;

(vii)	RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Yoav Rubinstein and to provide him with an Indemnification Letter;

(viii)	RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Ilan Ben Dov and to provide him with an Indemnification Letter; and

(ix)	RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Yahel Shachar and to provide him with an Indemnification Letter.

RESOLVED, with respect to each item above, that the Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed on Schedule I of the Indemnification Letter are anticipated in light of Partner's current activities.

RESOLVED, that these resolutions are in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating at the EGM and voting on the matter is required for the approval of any of items no. 4(i)-4(ix) on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties in the Company, or these having a Personal Interest in the approval of the pertinent item participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least seventy two hours prior to the time of the EGM, whether the shareholder has a Personal Interest in the approval of any of items no. 4(i)-(ix) on the agenda or not, or the shareholder is a Controlling Party in the Company, as a condition for that shareholder's right to vote and be counted with respect to such item. A shareholder voting, by means of a Deed of Vote, may include said notice regarding a Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two hours prior to the time of the EGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 5

APPROVAL AND RATIFICATION AS A “FRAMEWORK TRANSACTION”
OF AN EXTENSION OF THE AGREEMENT TO PURCHASE HANDSETS,
ACCESSORIES, SPARE PARTS AND REPAIR SERVICES FROM SCAILEX

The shareholders of the Company have approved and ratified on May 5 2011, as a framework transaction, an agreement with Scailex to purchase, from time to time, cellular handsets, accessories and spare parts manufactured by Samsung (the “Products”) that are imported to and marketed in Israel by Scailex, for repair services of such Products and additional commercial arrangements between Scailex and the Company regarding annual purchase volumes of the Products and annual gross profit margin of Scailex from transactions with the Company (the “Existing Samsung Products Agreement”).

The main terms of the Existing Samsung Products Agreement, as approved by the shareholders, are detailed below:

1.	The term of the Existing Samsung Products Agreement was for the period of two years, commencing on January 1, 2011.

2.	The Products' prices in each order should be determined by negotiation between the parties.

3.
The aggregate and cumulative annual gross profit margin of Scailex from transactions with the Company regarding each group of products between the parties, namely cellular handsets, accessories or spare parts (the “Partner Gross Profit Margin”) should not exceed Scailex' average gross profit margin from the same group of products with entities in which Scailex is not an interested party, during the same calendar year in which the transactions were carried out (“Average Gross Profit Margin”).

If the Partner Gross Profit Margin from any group of products exceeds the Average Gross Profit Margin from the same group of products, Scailex shall credit the Company in such sum which will equal Partner Gross Profit Margin and the Average Gross Profit Margin from transactions of the same group of products.

Scailex should deliver to the Company, for each calendar year, within 30 days following the end of such calendar year, a confirmation letter from an accountant whose identity will be agreed upon between Partner and Scailex, confirming, following review of all required material, that the Partner Gross Profit Margin related to the transactions of each group of products does not exceed the Average Gross Profit Margin related to the same group of products.

4.
The total volume of the transactions between Scailex and the Company in each calendar year should not exceed NIS 550 million (excluding VAT), and, and in addition, will not exceed 40% of the total cost of the Products purchased by the Company in a calendar year. The Company is not committed to acquisitions at this scope and is free to conduct acquisitions at its discretion according to its marketing needs.

The shareholders approved the Existing Samsung Products Agreement subject to certain conditions reported previously.

Since approval of the Existing Samsung Products Agreement, the global cellular market and the market in Israel have significantly evolved and Samsung's global and Israeli market share has materially increased on account of other vendors. As a result, Partner expects that it will need to purchase similar or higher quantities of Smart-phones and other sophisticated Samsung products, which the Company cannot acquire in sufficient quantities from other suppliers. Consequently, the Company wishes to extend the Existing Samsung Products Agreement, to allow the Company to acquire sufficient Products to address its (and its clients’) growing demand and needs and the Company would like to extend the Existing Samsung Products Agreement (the “Extended Samsung Products Agreement”) as detailed below:

1.
The term of the Extended Samsung Products Agreement shall be for the period of two years, commencing on January 1, 2013. Any extension of said term is subject to receipt of all the approvals needed by law from the relevant Company's organs.

2.
The total volume of the transactions between Scailex and the Company in each calendar year shall not exceed NIS 550 million (excluding VAT), and in addition, will not exceed 40% of the total cost of the Products purchased by Partner in that calendar year. The Company is not committed to acquisitions at this scope and is free to conduct acquisitions at its discretion according to its marketing needs.

3.	No change is made to the terms of the Existing Samsung Products Agreement.

4.	The Extended Samsung Products Agreement shall become effective upon approval of shareholders at the EGM.

The Audit Committee and the Board of Directors approved the entry by the Company into the Extended Samsung Products Agreement in accordance with the following conditions substantially similar to the conditions for the Existing Samsung Products Agreement) (the “Extended Conditions”):

1.
The persons in charge of handsets procurement in the Company shall examine the prices of the Products offered to the Company by Scailex (including, without limitation, in Internet sales, by comparison to other suppliers of the Products and the prices in other markets in the world) and then evaluate their market prices, which will constitute the basis of negotiating their prices with Scailex. The Products will be purchased from Scailex on market terms for such purchases.

2.
The Company will bring to approval or ratification by the Audit Committee the procurement requirement each time it convenes (at least twice in each calendar quarter); provided, that a procurement requirement exceeding Partner's materiality threshold will also be brought for approval by the Board of Directors.

The Audit Committee and the Board of Directors of the Company have noted the Personal Interest in the Extended Samsung Products Agreement of Mr. Ben Dov (the controlling person in Suny Electronics Ltd., the controlling party in Scailex) and, for the sake of caution, of Mr. Shachar (a Director in the Company and the CEO of Scailex and Suny Electronics Ltd.) and the New Directors (appointed by SB Telecom).

    Regulations promulgated under the Israeli Companies Law determine that no shareholder approval is required for an Extraordinary Transaction between a public company and its Controlling Party (A) which is on market terms and in the ordinary course of business of such company and which does not harm the interest of such company; or (B) which extends an existing approved transaction, where no substantive changes have occurred in the transaction terms and other pertinent circumstances.

     The Audit Committee and the Board of Directors have resolved that (A) under the circumstances and upon the conditions above, the transaction with Scailex is deemed to be a transaction of a public company in which its Controlling Party has a Personal Interest, and the transaction is on market terms, in the ordinary course of business of the Company and in the best interest of the Company; and (B) that the Extended Samsung Products Agreement is an extension of the Existing Samsung Products Agreement and is on the same terms. Consequently, no approval by the shareholders of the resolutions below is required. Nevertheless, for the sake of being cautious and due to the anticipated scope of the Extended Samsung Products Agreement and the aforementioned voting agreement between SB Telecom and Scailex, the Company is bringing these resolutions to shareholders approval as an Extraordinary Transaction in which a Controlling Party has a Personal Interest.

As announced in 2012 by Scailex, SB Telecom and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them).

    It is proposed that at the EGM the following resolutions be adopted:

(i)
“RESOLVED, that the Extended Samsung Products Agreement with Scailex, is hereby approved and ratified as a “framework transaction”. Accordingly, the Company may, from time to time, with effect from January 1, 2013, and for a period of two years, purchase Products and/or repair services from Scailex, on the terms and conditions set out in the Extended Samsung Products Agreement, in an aggregate amount in each calendar year not exceeding NIS 550 million (excluding VAT)), and in addition, will not exceed 40% of the total cost of the Products purchased by Partner in that calendar year. The persons in charge of handsets procurement in the Company shall examine the prices of the Products offered to the Company by Scailex (including, without limitation, in Internet sales, by comparison to other suppliers of the Products and the prices in other markets in the world) and then evaluate their market prices, which will constitute the basis of negotiating their prices with Scailex. The Products will be purchased from Scailex on market terms for such purchases. The Company will bring to approval or ratification by the Audit Committee the procurement requirements each time it convenes (at least twice in each calendar quarter); provided, that a procurement requirement exceeding Partner's materiality threshold will also be brought for approval by the Board of Directors; and

(ii)
RESOLVED, that the transaction is on market terms and in the ordinary course of business of the Company, that it extends the Existing Samsung Products Agreement (on the same terms), and that the transaction is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating at the EGM and voting on the matter is required for the approval of item no. 5 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not having a Personal Interest in the approval of this item participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least seventy two hours prior to the time of the EGM, whether the shareholder has a Personal Interest in the approval of item no. 5 on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to this item. A shareholder voting, by means of a Deed of Vote, may include said notice regarding a Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two hours prior to the time of the EGM).

The Board of Directors recommends a vote FOR approval of this proposed resolution.

RESTRICTIONS ON VOTING RIGHTS

Partner conducts its operations pursuant to licenses granted to Partner by the Minister of Communications of the State of Israel. Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, Partner’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”) contain provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in the License. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications of Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders. Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

Any shareholder seeking to vote at the EGM must notify the Company prior to the vote, or, if the vote is by Deed of Vote, must so indicate on the Deed of Vote, if any of the shareholder’s holdings in Partner or the shareholder’s vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in Sections 21 and 23 of Partner’s License (a translation of Sections 21-24 of the License is attached hereto as Annex “C"). If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his or her vote shall not be counted.

By Order of the Board of Directors ROLY KLINGER, ADV. Company Secretary

Dated: March 7, 2013

Annex "A"

Articles of Association

of

Partner Communications Company Ltd.

Table of Contents

Chapter One – General		3
1.	Definitions and Interpretation	3
2.	Public Company	5
3.	The Purpose of the Company	5
4.	The Objectives of the Company	5
5.	Limited Liability	5
Chapter Two – The Share Capital of the Company		6
6.	Share Capital	6
7.	The Issuance of Shares and Other Equity Securities	6
8.	Calls for Payment	7
9.	The Shareholder Registers of the Company and the Issuance of Share Certificates	8
10.	Transfer of Shares of the Company	9
10A.	Limitations on Transfer of Shares	12
10B.	Required Minimum Holdings	13
11.	Bearer Share Certificate	13
12.	Pledge of Shares	13
13.	Changes in the Share Capital	14
Chapter Three – General Meetings		16
14.	The Authority of the General Meeting	16
15.	Kinds of General Meetings	17
16.	The Holding of General Meetings	18
17.	The Agenda of General Meetings	20
18.	Discussions in General Meetings	20
19.	Voting of the Shareholders	22
20.	The Appointment of a Proxy	24
21.	Deed of Vote, Voting Via the Internet	27
Chapter Four – The Board of Directors		27
22.	The Authority of the Board of Directors	27
23.	The Appointment of Directors and the Termination of Their Office	28
24.	Actions of Directors	32
25.	Committees of the Board of Directors	35
25A.	Committee for Security Matters	36
25B.	Approval of Certain Related Party Transactions	37
26.	Chairman of the Board of Directors	38

Chapter Five – Office Holders who are not Directors and the Auditor		39
27.	The General Manager	39
28.	The Corporate Secretary, Internal Controller and Other Office Holders of the Company	41
29.	The Auditor	42
Chapter Six – The Share Capital of the Company and its Distribution		43
30.	Permitted Distributions	43
31.	Dividends and Bonus Shares	43
32.	The Acquisition of Shares	47
Chapter Seven – Insurance, Indemnification and Release of Officers		48
33.	Insurance of Office Holders	48
34.	Indemnification of Office Holders	48
35.	Release of Office Holders	50
Chapter Eight – Liquidation and Reorganization of the Company		51
36.	Liquidation	51
37.	Reorganization	51
Chapter Nine – Miscellaneous		52
38.	Notices	52
Chapter 10 – Intentionally Deleted		53
39.	Intentionally Deleted	53
40.	Intentionally Deleted	53
41.	Intentionally Deleted	53
42.	Intentionally Deleted	53
Chapter 11 – Compliance with the License/ Limitations on Ownership and Control		53
43.	Compliance	53
44.	Limitations on Ownership and Control	53
45.	Cross Ownership and Control	58

Chapter One – General

1.	Definitions and Interpretation

1.1.	The following terms in these Articles of Association bear the meaning appearing alongside them below:

Articles of Association	The Articles of Association of the Company, as set forth herein or as amended, whether explicitly or pursuant to any Law.
Business Day	Sunday to Thursday, inclusive, with the exception of holidays and official days of rest in the State of Israel.
Companies Law	The Companies Law, 1999, as amended.
Companies Ordinance	The Companies Ordinance [New Version], 1983, as amended.
Companies Regulations Company	Regulations issued pursuant to the Companies Ordinance or Companies Law. Partner Communications Company Ltd.
Deed of Authorization	As specified in Article 20 of these Articles.
Director	A Director of the Company in accordance with the definition in Section 1 of the Companies Law, including an Alternate Director or an empowered representative.
Document
A printout and any other form of written or printed words, including documents transmitted in writing, via facsimile, telegram, telex, e–mail, on a computer or through any other electronic instrumentation, producing or allowing the production of a copy and/or an output of a document.

Founding Shareholder	A “founding shareholder or its substitute” as defined in Section 21.8 of the License.
Founding Israeli Shareholder	A Founding Shareholder who also qualifies as an “Israeli Entity” as defined for purposes of Section 22A of the License.
Financial Statements	The balance sheet, profit and loss statement, statement of changes in the share capital and cash flow statements, including the notes attached to them.
Law	The provisions of any law (“din”) as defined in the Interpretation Law, 1981.
License
The Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, and the permit issued by the Ministry of Communications dated April 7, 1998, as amended.

Linkage
Payments with respect to changes in the Israeli consumer price index or the representative exchange rate of NIS vis-a-vis the U.S. dollar, as published by the Bank of Israel, or any other rate which replaces such rate.

Minimum Founding Shareholders Holding	The minimum shareholding in the Company required to be held by Founding Shareholders pursuant to Section 22A.1 of the License.
Minimum Israeli Holding	The minimum shareholding in the Company required to be held by Founding Israeli Shareholders pursuant to Section 22A.2 of the License.
NIS	New Israeli Shekel
Office Office Holder	The registered office of the Company. An office holder of the Company in accordance with the definition of "nose misra" in Section 1 of the Companies Law.
Ordinary Majority	A simple majority of the shareholders who are entitled to vote and who voted in a General Meeting in person, by means of a proxy or by means of a deed of voting.

Qualified Israeli Director
A director who at all times (i) is a citizen of Israel and resident in Israel, (ii) qualifies to serve as a director under applicable law, (iii) qualifies as a Director with Clearance as defined in section 25A, and (iv) is appointed to the Board of Directors of the Company pursuant to section 23.2.6 of these Articles.

Record Date
The date on which a shareholder must be registered as a Shareholder in the Shareholders Register in order to receive the right to participate in and vote at an upcoming general meeting of Shareholders.

Securities	Shares, bonds, capital notes or securities negotiable into shares and certificates, conferring a right in such securities, or other securities issued by the Company.
Securities Law	The Securities Law, 1968, as amended.
Securities Regulations	Regulations issued pursuant to the Securities Law.
Shares	shares in the share capital of the Company.
Shareholder	Anyone registered as a shareholder in the Shareholder Register of the Company and any other shareholder of the Company.
Shareholders Register	the Company’s Shareholders Register.
Special Majority	A majority of at least three quarters of the votes of shareholders who are entitled to vote and who voted in a general meeting, in person, by means of a proxy or by means of a deed of voting.

1.2.
The provisions of Sections 3 through 10 of the Interpretation Law, 1981, shall also apply to the interpretation of these Articles of Association, mutatis mutandis, unless the context otherwise requires.

1.3.
Except as otherwise provided in this Article, each word and expression in these Articles of Association shall have the meaning given to it in accordance with the Companies Law, and to the extent that no meaning is attached to it in the Companies Law, the meaning given to it in the Companies Regulations, and if they lack reference thereto, as stated, the meaning given to it in the Securities Law or Securities Regulations, and in the absence of any meaning, as stated, the meaning given to it in another Law, unless it contradicts the relevant provision or its contents.

2.	Public Company

The Company is a public company.

3.	The Purpose of the Company

The purpose of the Company is to operate in accordance with business considerations to generate profits; provided, however, the Board of Directors is entitled to donate reasonable amounts to worthy causes, even if such a donation is not within the framework of business considerations, as stated.

4.	The Objectives of the Company

The Company shall engage in any legal business.

5.	Limited Liability

The liability of the Shareholders of the Company is limited, each one up to the ~~full amount he undertook to pay for~~par value of the Shares allotted to him which remains unpaid, and only to that amount~~, at the time of the allotment~~. In any event, if the Company’s share capital shall include at any time Shares without a nominal value, the Shareholders’ liability in respect of such Shares shall be limited to the payment of up to NIS 0.01 for each such Share allotted to them and which remains unpaid, and only to that amount.

Chapter Two – The Share Capital of the Company

6.	Share Capital

6.1.	The authorized share capital of the Company is NIS 2,350,000, divided into 235,000,000 ordinary shares at a par value of NIS 0.01 each (hereinafter: the “Ordinary Shares”).

6.2.	Each Ordinary Share shall confer upon its holder the right to receive notices of, and to attend and vote in, general meetings, and to one vote for each Ordinary Share held by him.

6.3.
Each class of Shares shall also confer equal rights to each holder in the class with respect to the amounts of equity which were paid or credited as paid with respect to their par value, in all matters pertaining to dividends, the distribution of bonus shares and any other distribution, return of capital and participation in the distribution of the balance of the assets of the Company upon liquidation.

6.4.	The provisions of these Articles of Association with respect to Shares, shall also apply to other Securities issued by the Company, mutatis mutandis.

7.	The Issuance of Shares and Other Securities

7.1.
The Board of Directors of the Company may issue Shares and other equity Securities of the Company, up to the limit of the registered share capital of the Company. In the event that the share capital of the Company includes several classes of Shares and other equity Securities, no shares and other equity Securities shall be issued above the limit of the registered share capital for its class.

7.2.	The Board of Directors of the Company may issue redeemable Securities, having such rights and subject to such conditions as will be determined by the Board of Directors.

7.3.
Subject to the provisions of these Articles of Association, the Board of Directors may allot Shares and other Securities according to such stipulations and conditions, at par value or by way of a premium, as it deems fit.

7.4.
The Board of Directors may decide on the issuance of a series of bonds or other debt securities within the framework of its authority or to take a loan on behalf of the Company and within the limits of the same authority.

7.5.
The Shareholders of the Company at any given time shall not have any preemption right or priority or any other right whatsoever with respect to the acquisition of Securities of the Company. The Board of Directors, in its sole discretion, may decide to offer Securities of the Company first to existing Shareholders or to any one or more of them.

7.6.
The Company is entitled to pay a commission (including underwriting fees) to any person, in consideration for underwriting services, or the marketing or distribution of Securities of the Company, whether reserved or unreserved, as determined by the Board of Directors. Payments, as stated in this Article, may be paid in cash or in Securities of the Company, or partly in one manner and partly in another manner.

8.	Calls of Payment

8.1.
In the event that according to the terms of a Share allotment, there is no fixed date for the payment of any part of the price that is to be paid for the Shares, the Board of Directors may issue from time to time calls of payment to the Shareholders with respect to the moneys which were not yet paid by them in relation to the Shares (hereinafter: “Calls of Payment” or a “Call of Payment”, as the case may be).

8.2.
A Call of Payment shall set a date, which will not be earlier than thirty days from the date of the notice, by which the amount indicated in the Call of Payment must be paid, together with interest, Linkage and expenses incurred in consequence of the non–payment, according to the rates and amounts set by the Board of Directors. The notice shall further specify that in the event of a failure to pay within the date fixed, the Shares in respect of which payment or the rate is required may be forfeited. In the event that a Shareholder fails to meet any of its obligations, under a Call of Payment, the Share in respect of which said notice was issued pursuant to the resolution of the Board of Directors may be forfeited at any time thereafter. The forfeiture of Shares shall include the forfeiture of all the dividends on same Shares which were not paid prior to the forfeiture, even if such dividends were declared.

8.3.
Any amount, which according to the terms of a Share allotment, must be paid at the time of issuance or at a fixed date, whether at the par value of the Share or at a premium, shall be deemed for the purposes of these Articles of Association to be combined in a duly issued Call of Payment. In the event of non-payment of any such amount, all the provisions of these Articles of Association shall apply with respect to such an amount, as if a proper Call of Payment has been made and an appropriate notice thereof was given.

8.4.	The Board of Directors, acting reasonably and in good faith, may differentiate among Shareholders with respect to amounts of Calls of Payment and/or their payment time.

8.5.	The joint holders of Shares shall be liable, jointly and severally, for the payment of Calls of Payment in respect of such Shares.

8.6.	Any payment for Shares shall be credited, pro rata, according to the par value of and according to the premium on such Shares.

8.7.	A Call of Payment may be cancelled or deferred to another date, as may be decided by the Board of Directors. The Board of Directors may waive any interest, Linkage and expenses or any part of them.

8.8.
The Board of Directors may receive from a Shareholder any payments for his Shares, in addition to the amount of any Call of Payment, and the Board of Directors may pay to the same Shareholder interest on amounts which were paid in advance, as stated above, or on same part of them, in excess of the amount of the Call of Payment, or to make any other arrangement with him which may compensate him for the advancement of the payment.

8.9.
A Shareholder shall not be entitled to a dividend or to his other rights as a Shareholder, unless he has fully paid the amounts specified in the Calls of Payment issued to him, together with interest, Linkage and expenses, if any, unless otherwise determined by the Board of Directors.

8.10.
The Board of Directors is entitled to sell, re-allot or transfer in any other manner any Share which was forfeited, in the manner it decides, with or without any amount paid on the Share or deemed as paid on it.

8.11.	The Board of Directors is entitled at all times prior to the sale, reallotment or transfer of the forfeited Share to cancel the forfeiture on the conditions it may decide.

8.12.
A person whose Shares have been forfeited shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which, up until the date of forfeiture, were due and payable by him to the Company in respect of the Shares, including interest, Linkage and expenses up until the actual payment date in the same manner as if the Shares were not forfeited, and shall be compelled to fulfill all the requirements and claims which the Company was entitled to enforce with respect to the Shares up until the forfeiture date, without any decrease or discount for the value of the Shares at the time of forfeiture. His liability shall cease only if and when the Company receives the full payment set at the time of allotment of the Shares.

8.13.	The Board of Directors may collect any Calls of Payment which were not paid on the forfeited Shares or any part of them, as it deems fit, but it is not obligated to do so.

8.14.
The forfeiture of a Share shall cause, as of the time of forfeiture, the cancellation of all rights in the Company and of any claim or demand against the Company with respect to that Share, and of other  rights and obligations of the Shareholder in respect of the Company, save as otherwise provided by Law.

9.	The Shareholder Registers of the Company and the Issuance of Share Certificates

9.1.
The Company shall maintain a Shareholder Register and a Register of Significant Shareholders, together with a notation of any Exceptional Holdings in accordance with the provisions set forth in Article 10A below, to be administered by the corporate secretary of the Company, subject to the oversight of the Board of Directors.

9.2.
A Shareholder registered in the Shareholders Register is entitled to receive from the Company, free of charge, within two months after an allotment or the registration of a transfer (unless the conditions of the allotment fix a different period) one or several certificates with respect to all the Shares of a certain class registered in his favor, which certificate must specify the number of the Shares, the class of the Shares and the amount paid for them and also any other detail deemed important by the Board of Directors. In the event a Share is held jointly, the Company shall not be obligated to issue more than one certificate for all the joint holders, and the delivery of such a certificate to any of the joint holders shall be viewed as if it was delivered to all of them.

9.3.
Each and every Share certificate shall be stamped with the seal or the stamp of the Company or bear the Company’s printed name, and shall also bear the signature of one Director and of the corporate secretary of the Company, or of two Directors or of any other person appointed by the Board of Directors for this purpose.

9.4.
The Company is entitled to issue a new Share certificate in place of an issued Share certificate which was lost or spoiled or corrupted, following evidence thereto and guarantees and indemnities, as may be required by the Company and the payment of an amount determined by the Board of Directors.

9.5.
Where two people or more are registered as joint holders of Shares, each of them is entitled to acknowledge the receipt of a dividend or other payments in connection with such jointly held Shares, and such acknowledgement of any one of them shall be good discharge of the Company’s obligation to pay such dividend or other payments.

10.	Transfer of Shares

10.1.
The Shares are transferable. The transfer of Shares shall not be registered unless the Company receives a deed of transfer (hereinafter: “Deed of Transfer”) or other proper Document or instrument of transfer. A Deed of Transfer shall be drawn up in the following manner or in any substantially similar manner or in any other manner approved by the Board of Directors.

Deed of Transfer

I, _________________, (hereinafter: “The Transferor”) of ____________, do hereby transfer to ___________ (hereinafter: “The Transferee”) of __________, for valuable consideration paid to me, _________ Share(s) having a par value of NIS 0.01 each, numbered ________ to ________ (inclusive), of Partner Communications Company Ltd. (hereinafter: the “Company”) to hold unto the Transferee, his executors, administrators and assigns, subject to the same terms and conditions on which I held the same at the time of the execution hereof; and I, the said Transferee, do hereby agree to take the said Share(s) subject to the aforesaid terms and conditions.

In witness whereof we have hereunto set our hands this _____ day of _________, _____.

The Transferor                                                       The Transferee
Name: _______________                                   Name: _______________
Signature: ____________                                   Signature: ____________

Witness to the Signature of:
The Transferor                                                       The Transferee
Name: _____________                                        Name: _____________
Signature: ____________                                   Signature: ____________

10.2.
The transfer of Shares which are not fully paid, or Shares on which the Company has a lien or pledge, shall have no validity unless approved by the Board of Directors, which may, in its absolute discretion and without giving any reasoning thereto, decline the registration of such a transfer. The Board of Directors may deny a transfer of Shares as aforesaid and may also impose as a condition on the transfer of Shares as aforesaid an undertaking by the transferee to meet the obligations of the transferor with respect to the Shares or the obligations for which the Company has a lien or pledge on the Shares, signed by the transferee together with the signature of a witness, authenticating the signature of the transferee.

10.3.	The transfer of a fraction of a Share shall lack validity.

10.4.	A transferor of Shares shall continue to be regarded as the holder of the transferred Shares, until the name of the transferee of the Shares is registered in the Shareholder Register of the Company.

10.5.
A Deed of Transfer shall be filed with the Company’s office for registration, together with the Share Certificates for the Shares which are to be transferred (if such are issued) and also any other evidence which the Company may require with respect to the proprietary right of the transferor or with respect to his right to transfer the Shares. Deeds of Transfer which are registered shall remain with the Company. The Company is not obligated to retain the Deeds of Transfer and the Share Certificates, which may be cancelled, after the completion of a seven-year period from the registration of the transfer.

10.6.
A joint Shareholder may transfer his right in a Share. In the event the transferring Shareholder does not hold the relevant Share Certificate, the transferor shall not be obligated to attach the Share Certificate to the Deed of Transfer, so long as the Deed of Transfer shall indicate that the transferor does not hold the Share Certificate, that the right he has in the Shares therein is being transferred, and that the transferred Share is held jointly with others, together with their details.

10.7.	The Company may require payment of a fee for the registration of the transfer, at an amount or a rate determined by the Board of Directors from time to time.

10.8.	The Board of Directors may close the Shareholder Register for a period of up to thirty days in each calendar year.

10.9.
Subject to Article 10.10, upon the death of a Shareholder registered in the Shareholders Register, the Company shall recognize the custodians or administrators of the estate or executors of the will, and in the absence of such, the lawful heirs of such Shareholder, as the only holders of the right for the Shares of the deceased Shareholder, after receipt of evidence to the entitlement thereto, as determined by the Board of Directors.

10.10.
In the event that a deceased Shareholder registered in the Shareholders Register held Shares jointly with others, the Company shall acknowledge each survivor as a joint Shareholder with respect to said Shares, unless all the joint holders in the Share notify the Company in writing, prior to the death of any of them, of their will that the provisions of this Article shall not apply to them. The foregoing shall not release the estate of such joint Shareholder of any obligation in relation to a Share which is held jointly.

10.11.
A person acquiring a right in Shares in consequence of being a custodian, administrator of the estate, the heir of a Shareholder registered in the Shareholders Register, a receiver, liquidator or a trustee in a bankruptcy of a Shareholder registered in the Shareholders Register or according to another provision of the Law, is entitled, after providing evidence to his right, to the satisfaction of the Board of Directors, to be registered as the Shareholder or to transfer such Shares to another person, subject to the provisions of these Articles of Association with respect to transfers.

10.12.
A person becoming entitled to a Share because of the death of a Shareholder registered in the Shareholders Register shall be entitled to receive, and to give receipts for, dividends or other payments paid or distributions made, with respect to the Share, but shall not be entitled to receive notices with respect to General Meetings of the Company or to participate or vote therein with respect to that Share, or to exercise any other right of such Shareholder, until he has been registered in the Shareholder Register as the holder of that Share.

10.13.	Intentionally Deleted

10A.     Limitations on Transfer of Shares

10A.1.
Exceptional Holdings shall be registered in the Register of Members (Shareholder Register) together with a notation that such holdings have been classified as “Exceptional Holdings”, immediately upon the Company’s learning of such matter.  Notice of such registration shall be sent by the Company to the registered holder of the Exceptional Holding and to the Minister of Communications.

10A.2.
Exceptional Holdings, registered in the manner set forth in Article 10A.1, shall not entitle the holder to any rights in respect to his holdings, and such holdings shall be considered “Dormant Shares” within the meaning of Section 308 of the Companies Law, except, however, that the holder of such shares shall be entitled to receive dividends and other distributions to shareholders (including the right to participate in a rights offering calculated on the basis of Means of Control of the Company (as defined in the License), provided, however, that such additional holdings shall be considered Exceptional Holdings).  Therefore, any action taken or claim made on the basis of a right deriving from an Exceptional Holdings shall have no effect, except for the receipt of dividends or other distribution as stated above.

Without derogating from the above:

10A2.1
A Shareholder participating in a vote of the General Meeting will certify to the Company prior to the vote or, if the vote is by Deed of Vote, on the Deed of Vote, as to whether or not his holdings in the Company or his vote require consent pursuant to Sections 21 and 23 to the License; in the event the shareholder does not provide notification as aforesaid, he shall not vote and his vote shall not be counted.

10A.2.2
No Director shall be appointed, elected or removed on the basis of Exceptional Holdings.  In the event a Director is appointed, elected or removed from his position as a Director as set forth above, such appointment, election or removal shall have no effect.

10A.2.3	Exceptional Holdings shall have no voting rights at a General Meeting of the Company.

For the purposes of this Article 10A, “Exceptional Holdings” means the holdings of Traded Means of Control held without the consent of the Minister of Communications pursuant to Section 21 to the License or as a result of a breach of the provisions of Section 23 to the License, and all holdings of a holder of Traded Means of Control who acted contrary to the provisions of Section 24 to the License; and as long as the consent of the Minister of Communications  is required but has not been obtained pursuant to Section 21 to the License, or the circumstances exist which constitute a violation of the provisions of Sections 23 or 24 to the License.

For the purposes of this Article 10A, “Traded Means of Control” means Means of Control (as defined in the License) including Global or American Depositary Shares (GDRs or ADRs) or similar certificates, registered for trade on a securities exchange in Israel or abroad or which have been offered to the public in connection with a prospectus, and are held by the public in Israel or abroad.

10A.3.	The provisions of Article 10A shall not apply to those who were Shareholders of the Company on the eve of the first registration of the Company's Shares for trade.

       10B.        Required Minimum Holdings

10B.1.
Our License requires that Founding Shareholders hold Shares constituting at least the Minimum Founding Shareholders Holding and that Founding Israeli Shareholders hold Shares constituting at least the Minimum Israeli Holding.

10B.2.
Shares held by Founding Shareholders, to the extent such Shares constitute all or a portion of the Minimum Founding Shareholders Holding, shall be registered directly in the name of the Founding Shareholder in the shareholder register of the Company, with a note indicating that such Shares are “Minimum Founding Shareholders Shares.”  Minimum Founding Shareholders Shares that are held by Founding Israeli Shareholders, to the extent such Shares constitute all or a portion of the Minimum Israeli Holding, shall also be recorded in the shareholder register with a note indicating that such Shares are “Minimum Israeli Holding Shares".

10B.3.
No transfer by a Founding Shareholder of Minimum Founding Shareholder Shares or by a Founding Israeli Shareholder of Minimum Israeli Holding Shares shall be recorded in the Company’s shareholder register, or have any effect, unless the Company’s Secretary shall have received written confirmation from the Ministry of Communications that the transfer complies with section 21.8 of the License.  The Company Secretary may, in his or her discretion, refer any question in connection with the recording of Minimum Founding Shareholders Shares or Minimum Israeli Holding Shares, or their transfer, to the Company’s audit committee whose decision shall be binding on the Company.  As a condition to any transfer of Minimum Founding Shareholders Shares or Minimum Israeli Holding Shares, the transferee shall be required to deliver to the Company’s Secretary (a) a share transfer deed that includes an undertaking by the transferee to comply with all requirements of section 22A of the License and (b) all information requested with respect to the transferee’s qualification as a Founding Shareholder and/or a Founding Israeli Shareholder.

11.	Bearer Share Certificate

The Company shall not issue bearer Share Certificates which grant the bearer rights in the Shares specified therein.

12.	Pledge of Shares

12.1.
The Company shall have a first degree pledge on, and a right to create a lien on, all Shares which are not fully paid and registered in the name of any Shareholder, and the proceeds of their sale, with respect to moneys (which payment time is due or not) whose payment was already called or are to be paid up within a fixed time. Furthermore, the Company shall have a first degree pledge right on all the Shares (other than Shares which were fully paid) registered in the name of any Shareholder to secure the payment of moneys which are due from him or from his property, whether with respect to his own debts or debts jointly with others. The said pledge shall also apply to dividends, declared from time to time, with respect to these Shares.

12.2.
For purposes of the realization of any such pledge and or lien, the Board of Directors is entitled to sell the Shares which are the subject of the pledge or lien, or any part of them, as it deems fit. No sale, as aforesaid, shall be carried out, until the date fixed for the payment has passed and a notice in writing was transferred to same Shareholder with respect to the intention of the Company to sell them, on condition that the amounts were not paid within fourteen days after the notice.

12.3.
The proceeds of any such sale, after deduction for the payment of the sale expenses, shall serve for the covering of the debts or obligations of said Shareholder, and the balance (if any) shall be paid to him.

12.4.
In the event that a sale of Shares was carried out pursuant to the realization of a pledge or a lien, pursuant to the presumptive authority conferred above, the Board of Directors is entitled to register such Shares in the Shareholder Register in favor of the buyer, and the buyer shall not be under the obligation to examine the fitness of such actions or the manner in which the purchase price paid for such Shares was used. After the said Shares are registered in the Shareholder Register in favor of the buyer, no person shall have the right to object to the validity of the sale.

13.	Changes in the Share Capital

The General Meeting is entitled to take any of the following actions at all times, ~~so long as the resolution of the General Meeting is adopted~~ by ~~a Special M~~ an Ordinary Majority.

13.1.	Increasing the Share Capital

To increase the share capital of the Company, regardless of whether all the Shares registered at such a time were issued or not. The increased share capital shall be divided into Shares having ordinary rights or preference rights or deferred rights or other special rights (subject to the special rights of an existing class of Shares) or subject to conditions and restrictions with respect to entitlement to dividend, return of capital, voting or other conditions, as may be instructed by the General Meeting in a resolution with respect to the increase of the share capital, and in the absence of a special provision, according to the terms determined by the Board of Directors.

13.2.	Classes of Shares

To divide the share capital of the Company into various classes of Shares, and to set and change the rights attaching to each class of Shares, according to the conditions specified below:

13.2.1.
So long as it was not otherwise set in the Share allotment conditions, the rights of any class may be changed pursuant to a resolution of the General Meeting of the Shareholders of each class of Shares, separately, or upon the written consent of all the Shareholders of all classes.

13.2.2.
The rights conferred on the holders of Shares of a certain class shall not be deemed to have been changed as a result of the creation or allotment of other Shares having identical rights, unless it was otherwise stipulated in the allotment conditions of said Shares.

13.3.	Amalgamation and Redivision of the Share Capital

To amalgamate and redivide the share capital of the Company, entirely or partially, into Shares having a higher or lesser par value than that stated in these Articles of Association. In the event that in consequence of such amalgamation, there are Shareholders left with fractions of Shares, the Board of Directors if approved by the Shareholders at a General Meeting in adopting the resolution for amalgamation of the capital, may agree as follows:

13.3.1.
To sell the total of all the fractional shares and to appoint a trustee for this purpose, in whose name Share Certificates representing the fractions shall be issued, who will sell them, with the proceeds received after the deduction of commissions and expenses to be distributed to those entitled. The Board of Directors shall be entitled to decide that Shareholders who are entitled to proceeds which are below an amount determined by it, shall not receive the proceeds of the sale of the fractional shares, and their share in the proceeds shall be distributed among the Shareholders who are entitled to proceeds, in an amount greater than the amount that was determined, relative to the proceeds to which they are entitled;

13.3.2.
To allot to any Shareholder, who is left with a fractional Share following the amalgamation, Shares of the class of Shares prior to the amalgamation, which are fully paid, in such a number, the amalgamation of which together with the fractional Share shall complete a whole Share, and an allotment as stated shall be viewed as valid shortly before the amalgamation;

13.3.3.
To determine that Shareholders shall not be entitled to receive a Share in exchange for a fractional Share resulting from the amalgamation of a half or smaller fraction of the number of Shares, whose amalgamation creates a single Share, and they shall be entitled to receive a whole Share in exchange for a fractional Share, resulting from the amalgamation of more than a half of the number of Shares, whose amalgamation creates a whole Share.

In the event that an action pursuant to Articles 13.3.2 or 13.3.3 above requires the allotment of additional Shares, their payment shall be effected in a manner similar to that applicable to the payment of Bonus Shares. An amalgamation and redivision, as aforesaid, shall not be regarded as a change in the rights attaching to the Shares which are the subject of the amalgamation and redivision.

13.4.	Cancellation of Unissued Share Capital

To cancel registered share capital which has not yet been allotted, so long as the Company is not under an obligation to allot these Shares.

13.5.	The Division of the Share Capital

To divide the share capital of the Company, entirely or partially, into Shares having a lower par value than those stated in these Articles of Association, by way of dividing the Shares of the Company at such a time, entirely or partially.

13.6.	The provisions specified in this Article 13 shall also apply to other equity Securities of the Company, mutatis mutandis.

Chapter Three – General Meetings

14.	The Authority of the General Meeting

14.1.	Subjects within the authority of the General Meeting

The following matters shall require the approval of the General Meeting:

14.1.1.	Changes in the Articles of Association~~, if adopted by a Special Majority~~.

14.1.2.
The exercise of the authority of the Board of Directors, if resolved ~~by a Special Majority~~ that the Board of Directors is incapable of exercising its authority, and that the exercise of any of its authority is essential to the orderly management of the Company.

14.1.3.
The appointment or reappointment of the Company’s auditor, the termination or non-renewal of his service, and to the extent required by Law and not delegated to the Board of Directors, the determination of his fee.

14.1.4.	The appointment of Directors, including external Directors.

14.1.5.
To the extent required by the provisions of Section 255 of the Companies Law, the approval of actions and transactions with interested parties and also the approval of an action or a transaction of an Office Holder which might constitute a breach of the duty of loyalty.

14.1.6.	Changes in the share capital of the Company, ~~if adopted by a Special Majority~~ as set forth in Article 13 above.

14.1.7.
A merger of the Company, as defined in the Companies Law. For the avoidance of any doubt, it is hereby expressly clarified that the majority of the shareholders required to approve a merger of the Company shall be an Ordinary Majority.

14.1.8.	Changes in the objectives of the Company as set forth in Article 4 above~~, if adopted by a Special Majority~~.

14.1.9.	Changes in the name of the Company~~, if adopted by a Special Majority~~.

14.1.10.	Liquidation, if adopted by a Special Majority.

14.1.11.	Settlements or Arrangements pursuant to Section 350 of the Companies Law.

14.1.12.	Any other matters which applicable Law requires to be dealt with at General Meetings of the Company.

14.2.	The authority of the General Meeting to transfer authorities between corporate organs.

The General Meeting~~, by a Special Majority,~~ may assume the authority which is given to another corporate organ, and may transfer the authority which is given to the General Manager to the Board of Directors.

The taking or transferring of authorities, as aforesaid, shall be with regard to a specific issue or for a specific period of time not exceeding the required period of time under the circumstances, all as stated in the resolution of the General Meeting.

15.	Kinds of General Meetings

15.1.	Annual Meetings

A General Meeting shall be convened at least once a year, within fifteen months of the last general meeting. The meeting shall be held at the registered offices of the Company, unless otherwise determined by the Board of Directors. These General Meetings shall be referred to as “Annual Meetings”.

15.1.1.	An Annual Meeting shall be convened to discuss the following:

(One)	The Financial Statements and the Report of the Board of Directors, as of December 31st of the calendar year preceding the year of the annual meeting.

(Two)	The Report of the Board of Directors with respect to the fee paid to the Company’s auditor.

15.1.2.	The Annual Meeting shall be convened to also adopt resolutions on the following matters:

(One)	The appointment of Directors and the termination of their office in accordance with Article 23 below.

(Two)	The appointment of an auditor or the renewal of his office, subject to the provisions of Article 29 below.

15.1.3.	The Annual Meeting may discuss, and decide upon, any additional matter on the agenda of such meeting.

15.2.	Extraordinary Meetings

General Meetings of the Shareholders of the Company which are not convened in accordance with the provisions of Article 15.1 above, shall be referred to as “Extraordinary Meetings”. An Extraordinary Meeting shall discuss, and decide upon, any matter  (other than those referred to in Article 15.1.1 or 15.1.2),  for which the Extraordinary Meeting was convened.

15.3.	Class Meetings

The provisions of these Articles of Association with respect to General Meetings shall apply, mutatis mutandis, to meetings of a class of Shareholders of the Company.

16.	The Holding of General Meetings

16.1.	The Convening of the Annual Meeting

The Board of Directors shall convene Annual Meetings in accordance with the provisions of Article 15.1 above.

16.2.	The Convening of an Extraordinary Meeting

The Board of Directors may convene an Extraordinary Meeting, as it decides, provided, however, that it shall be obligated to convene an Extraordinary Meeting upon the demand of one of the following:

16.2.1.	Any two Directors or a quarter of the Directors, whichever is lower; or

16.2.2.
any one or more Shareholders, holding alone or together (i) at least ~~4.99~~5% of the issued share capital of the Company and at least 1% of the voting rights of the Company; or (ii) at least 5% of the voting right of the Company

16.3.	Date of Convening an Extraordinary Meeting Upon Demand

The Board of Directors, which is required to convene a general meeting in accordance with Article 16.2 above shall announce the convening of the General Meeting within twenty-one (21) days from the receipt of a demand in that respect, and the date fixed for the meeting shall not be more than thirty-five (35) days from the publication date of the announcement of the General Meeting.

In the event that the Board of Directors shall not have convened an Extraordinary Meeting, as required in this Article, those demanding its convening or half of the Shareholders which demand it subject to Article 16.2.2, are entitled to convene the meeting themselves, so long as it is convened within three months from the date on which the demand was filed, and it shall be convened, inasmuch as possible, in the same manner by which meetings are convened by the Board of Directors. In the event that a General Meeting is convened as aforesaid, the Company shall bear the reasonable costs and expenses incurred by those demanding it.

16.4.	Notice of Convening a General Meeting

Notice of a General Meeting shall be sent to each registered Shareholder in the Shareholders Register of the Company as of the Record Date set by the Board of Directors for that meeting, no later than five (5) days after that Record Date, unless a different notice time is required by Law and cannot be altered or waived in the Company’s Articles of Association.

A General Meeting may be convened following a shorter notice period, if the written consent of all the Shareholders who are entitled at such time to receive notices has been obtained. A waiver by a Shareholder can also be made in writing after the fact and even after the convening of the General Meeting.

16.5.	Contents of the Notice

Subject to the provisions of any Law, a notice with respect to a general meeting shall specify the agenda of the meeting, the location, the proposed resolutions and also the arrangements for voting by means of a Deed of Vote or a Deed of Authorization, and the requirements of Article 10A.2.1.

Any notice to be sent to the Shareholders registered in the Shareholders Register shall also include a draft of the proposed resolutions or a concise description of their particulars.

17.	The Agenda of General Meetings

17.1.
The agenda of the General Meeting shall be determined by the Board of Directors and shall also include issues for which an Extraordinary Meeting is being convened in accordance with Article 15.2 above, or demanded in accordance with Article 17.2 below.

17.2.
One or more Shareholders holding alone or in the aggregate, one percent or more of the share capital of the Company may request that the Board of Directors include an issue on the agenda of a general meeting to be convened in the future. The Board of Directors shall incorporate such issue on the agenda of such a future general meeting, provided that the Board of Directors determines, in its discretion, such issue is suitable to be discussed in the General Meeting of the Company.

17.3.	The General Meeting shall only adopt resolutions on issues which are on its agenda.

17.4.
So long as it is not otherwise prescribed by Law, the General Meeting is entitled to accept or reject a proposed resolution which is on the agenda of the General Meeting, the draft or concise description of the particulars of which were published by the Company, including slight alterations, however, it is not entitled to take a resolution, which is materially different than the proposed resolution, unless permitted under applicable Law.

18.	Discussions in General Meetings

18.1.	Quorum

No discussion shall be held in the General Meeting unless a lawful quorum is present.  Subject to the requirements of the applicable Law in force at the time these Articles of Association come into force, the Nasdaq Corporate Governance Rules and any other exchange on which the Company’s securities are or may become quoted or listed, and the provisions of these Articles, any two Shareholders, present by themselves or by means of a proxy, or who have delivered to the Company a Deed of Voting indicating their manner of voting, and who hold or represent at least one-third of the voting rights in the Company shall constitute a lawful quorum. A Shareholder or his proxy, who may also serve as a proxy for other Shareholders, shall be regarded as two Shareholders or more, in accordance with the number of Shareholders he is representing.

18.2.	Deferral of the General Meeting in the Absence of Lawful Quorum

In the event that a legal quorum is not present after the lapsing of 30 minutes from the time specified in the convening notice for the commencement of the meeting, the meeting may be adjourned to the same day of the following week (or the first business day thereafter) at the same time and venue, or to another time and venue, as determined by the Board of Directors in a notice to the Shareholders, and the adjourned meeting shall discuss the same issues for which the original meeting was convened. If at the adjourned meeting, a legal quorum is not present after the lapsing of 30 minutes from the time specified for the commencement of the meeting, then and in such event one or more Shareholders holding or representing in the aggregate at least 10% of the voting rights in the Company, shall be deemed to form a proper quorum, except as specified in Section 79(b) of the Companies Law.

18.3.	The Chairman of the General Meeting

The chairman of the Board of Directors (if appointed) shall preside at each General Meeting. In the absence of the chairman, or if he fails to appear at the meeting within 15 minutes after the time fixed for the meeting, the Shareholders present at the meeting shall choose any one of the Directors of the Company as the chairman, and if there is no Director present at the meeting, one of the Shareholders shall be chosen to preside over the meeting. The chairman shall not have an additional vote or casting vote.

18.4.	Adjourned Meeting

18.4.1.
Upon adoption of a resolution at a General Meeting at which a lawful quorum is present, the chairman may, and upon demand of the General Meeting shall, adjourn the General Meeting, the discussion or the adoption of a resolution on an issue detailed on the Agenda, from time to time and from venue to venue, as the meeting may decide (for the purpose of this Article: an “Adjourned Meeting”).

18.4.2.
In the event that a meeting is adjourned for more than twenty one days, a notice of the Adjourned Meeting shall be given in the same manner as the notice of the original meeting. With the exception of the aforesaid, a Shareholder shall not be entitled to receive notice of an Adjourned Meeting or of the issues which are to be discussed in the Adjourned Meeting. The Adjourned Meeting shall only discuss issues that were on the Agenda of the General Meeting which was adjourned with respect to which no resolution was adopted. The provisions of Articles 17.1, 17.2 and 17.3 of the Articles of Association shall apply to an Adjourned Meeting.

19.	Voting of the Shareholders

19.1.	Resolutions

In any General Meeting, a proposed resolution shall be adopted if it receives an Ordinary Majority, or any other majority of votes set by Law or in accordance with these Articles of Association. For the avoidance of doubt, any ~~proposed~~ resolution ~~requiring~~ which required a Special Majority under the Companies Ordinance shall ~~continue to~~not require the same Special Majority in these Articles of Association (other than as set forth in Article 14.1.10 above regarding Liquidation or Article 37 below regarding reorganization)~~even after the effective date of the Companies Law.~~

In the event of a tie vote, the resolution shall be deemed rejected.

19.2.	Checking Majority

19.2.1.
The checking of the majority shall be carried out by means of a count of votes, at which each Shareholder shall be entitled to vote in each case in accordance with rights fixed for such Shares, subject to Articles 10A above and Article 44 below. A Shareholder shall be entitled to a single vote for each share he holds which is fully paid or that Calls of Payment in respect of which was fully paid.

19.2.2.	The announcement of the chairman that a resolution in the General Meeting was adopted or rejected, whether unanimously or with a specific majority, shall be regarded as prima facie evidence thereof.

19.3.	Written Resolutions

Subject to the provisions of applicable Law, a written resolution signed by all of the Shareholders of the Company holding Shares which entitle their holders to participate in General Meetings of the Company and vote therein, or of the same class of Shares to which the resolution refers, as the case may be, shall be regarded as a valid resolution for all purposes, and as a resolution adopted at a General Meeting of the Company or at a class meeting of the relevant class of Shares, as the case may be, which was properly summoned and convened, for the purpose of adopting such a resolution.

Such a resolution could be stated in several copies of the same document, each of them signed by one Shareholder or by several Shareholders.

19.4.	Record Date For Participation and Voting

The Record Date shall be set by the Board of Directors, or by a person or persons authorized by the Board of Directors, in accordance with applicable Law.

19.5.	A Right to Participate and Vote

A Shareholder shall not be entitled to participate and vote in any General Meeting or to be counted among those present, so long as (i) he owes the Company a payment which was called for the Shares held by him, unless the allotment conditions of the Shares provide otherwise, and/or (ii) his holdings are registered in the Shareholder Register together with a notation that such holdings have been classified as Exceptional Holdings, as defined in Article 10A or Affected Shares, as defined in Article 44.

19.6.	Personal Interest in Resolutions

A Shareholder seeking to vote with respect to a resolution which requires that the majority for its adoption include at least a specified majority of the votes of all those not having a personal interest (as defined in the Companies Law) in the resolution shall notify the registered office of the Company at least seventy two hours prior to the time of the General Meeting, whether he has a personal interest in the resolution or not, as a condition for his right to vote and be counted with respect to such resolution.

A Shareholder voting on a resolution, as aforesaid, by means of a Deed of Vote, may include his notice with regard to his personal interest on the Deed of Vote.

19.7.	The Disqualification of Deeds of Vote and Deed of Authorization

Subject to the provisions of applicable Law, the corporate secretary of the Company may, in his discretion, disqualify Deeds of Vote and Deeds of Authorization and so notify the Shareholder registered in the Shareholders Register who submitted a Deed of Vote or Deeds of Authorization in the following cases:

19.7.1.	If there is a reasonable suspicion that they are forged;

19.7.2.	If there is a reasonable suspicion that they are falsified, or given with respect to Shares for which one or more Deeds of Vote or Deeds of Authorization have been given and not withdrawn; or

19.7.3.
If there is no note on the Deed of Vote or Deed of Authorization as to whether or not his holding in the Company or his vote require the consent of the Minister of Communications pursuant to Sections 21 and 23 to the License.

19.7.4.	With respect to Deeds of Vote:

(One)	If more than one choice is marked for the same resolution; or

(Two)
With respect to resolutions which require that the majority for their adoption includes a specified majority of the votes of those not having a personal interest in the approval of the resolution, where it was not marked whether the relevant Shareholder has a personal interest or not, as aforesaid.

Any Shareholder registered in the Shareholders Register shall be entitled to appeal on any such disqualification to the Board of Directors at least one business day prior to the relevant General Meeting.

19.8.	The Voting of a Person without Legal Capacity

A person without legal capacity is entitled to vote only by means of a trustee or a legal custodian.

19.9.	The Voting of Joint Holders of a Share

Where two or more Shareholders registered in the Shareholders Register are registered joint holders of a Share, only the first named joint holder shall vote, without taking into account the other registered joint holders of the Share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholder Register.

19.10.	Minutes of the General Meeting

The chairman of the General Meeting shall cause that the minutes of each General Meeting shall be properly maintained and shall include the following:

19.10.1.	The name of each Shareholder registered in the Shareholders Register present in person, by Deed of Vote or by proxy and the number of Shares held or represented by him;

19.10.2.	The principal issues of the discussion, all the resolutions which were adopted or rejected at the General Meeting, and if adopted – according to what majority.

20.	The Appointment of a Proxy

20.1.	Voting by Means of a Proxy

A Shareholder registered in the Shareholder Register is entitled to appoint by deed of authorization ("Deed of Authorization") a proxy to participate and vote in his stead, whether at a certain General Meeting or generally at General Meetings of the Company, whether personally or by means of a Deed of Vote, so long as the Deed of Authorization with respect to the appointment of the proxy was delivered to the Company at least seventy two hours prior to the time of the General Meeting.

In the event that the Deed of Authorization is not limited to a certain General Meeting, then the Deed of Authorization, which was deposited prior to a certain General Meeting, shall also be good for other General Meetings thereafter. This Article 20 shall also apply to a Shareholder which is a corporation, appointing a person to participate and vote in a General Meeting in its stead. A proxy is not required to be a Shareholder of the Company.

20.2.	The Draft of the Deed of Authorization

The Deed of Authorization shall be signed by the Shareholder and shall be in or substantially in the form specified below or any such other form acceptable to the Board of Directors of the Company. The corporate secretary, in his discretion, may accept a Deed of Authorization differing from that set forth below provided the changes are immaterial.

Without limiting the generality of the foregoing, the Company may send to the Shareholders prior to any General Meeting, a form of Deed of Authorization (approved by the corporate secretary) enabling shareholders to authorize specified persons to vote on the issues on the Agenda of such Meeting in accordance with the shareholders’ instructions.

The corporate secretary shall only accept either an original Deed of Authorization, or a copy of the Deed of Authorization which is certified as an original copyby a lawyer having an Israeli license or a notary.

Deed  of Authorization

Date: ________
To:	Partner Communications Company Ltd.
Attn.:	Corporate Secretary

Re: [Annual/Extraordinary] General Meeting of the Company
to be Held On __________________

I, the undersigned _________________, Identification No. / Registration No. _____________, of ________________, being the registered holder of ________1 Shares [Ordinary Shares having a par value of NIS 0.01, each], hereby authorize ___________, Identification No. ___________ 2 and/or ___________, Identification No. ___________ and/or ___________, Identification No. ___________ to participate and vote in my stead and on my behalf at the referenced meeting and in any adjournment of the referenced meeting of the Company / at any General Meeting of the Company, until I shall otherwise notify you.

I declare and detail in the designated space below whether I have a Personal Interest3 in the pertinent resolution on the agenda: 4

Item No.	Subject of the Resolution	Yes5	No

1 A shareholder is entitled to give several Deeds of Authorization, each of which refers to a different quantity of Shares of the Company held by him, so long as he shall not give Deeds of Authorization with respect to an aggregate number of Shares exceeding the total number he holds.

2 In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country which issued the passport.

3 The shareholder needs to provide details regarding the nature of the personal interest in the resolution, at the designated space after the table. “Personal Interest” is defined in Section 1 of the Companies Law as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of said person's relative and of another entity in which said person or said person's relative is an interested party, excluding a personal interest that stems from the fact of holding shares in the company, including, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not.

4 If an X is not marked in either column, or if an X is marked in the "Yes" column for the pertinent item and the shareholder does not provide details, the authorization (and the vote thereunder) in respect of this item shall be disqualified.

5 The shareholder is required to provide details at the designated space below regarding the shareholder’s "Personal Interest" (with respect to the pertinent items).

Regarding the pertinent resolutions, why do I have a “Personal Interest” in the resolution?
______________________________________________________________________________________________________________________________________________________

I declare the following6:

☐
I, the undersigned, hereby declare that either my holdings or my vote requires the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”).

☐
I, the undersigned, hereby declare that neither my holdings nor my vote, require the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the License.

----------------------
Signature

Date: _____________	Name (print):_______________ Title:_______________

20.3.
A vote in accordance with a Deed of Authorization shall be lawful even if prior to it, the appointer died or became incapacitated or bankrupt, or if it is a corporation – was liquidated, or if he cancelled the Deed of Authorization or transferred the Share in respect of which it was given, unless a notice in writing was received at the Office of the Company prior to the meeting with respect to the occurrence of such an event.

6 If an X is not marked in either box, or if an X is marked in both boxes, this Deed of Authorization shall be disqualified. In the event that the shareholder is an “Interested Party,” as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Authorization should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

21.	Deed of Vote, Voting Via the Internet

21.1.
A Shareholder may vote in a General Meeting by means of a Deed of Vote (ktav hatba’ah) on any issue for which voting by Deed of Vote is required to be offered under applicable Law and on any other issue for which the Board of Directors has approved voting by Deed of Vote, either generally or specifically.  The form of the Deed of Vote shall be set by the corporate secretary or any one so authorized by the Board of Directors and may include additional matters, as determined by the corporate secretary or such authorized person.

21.2.	The Board of Directors may authorize Shareholder voting in a General Meeting via the Internet, subject to any applicable Law.

Chapter Four – The Board of Directors

22.	The Authority of the Board of Directors

22.1.	The authority of the Board of Directors is as specified both in the Law and in the provisions of these Articles of Association.

22.2.	Signature Authority and Powers of Attorney

22.2.1.
The Board of Directors shall determine the person(s) with authority to sign for and on behalf of the Company with respect to various issues. The signature of such person(s), appointed from time to time by the Board of Directors, whether generally or for a specific issue, whether alone or together with others, or together with the seal or the stamp of the Company or its printed name, shall bind the Company, subject to the terms and conditions set by the Board of Directors.

22.2.2.	The Board of Directors may set separate signature authorities with respect to different issues and different amounts.

22.2.3.
The Board of Directors may, from time to time, authorize any person to be the representative of the Company with respect to those objectives and subject to those conditions and for that time period, as the Board of Directors deems fit. The Board of Directors may also grant any representative the authority to delegate any or all of the authorities, powers and discretion given to the Board of Directors.

22.3.	The Registered Office of the Company

The Board of Directors shall fix the location of the registered office of the Company.

23.	The Appointment of Directors and the Termination of Their Office

23.1.	The Number of Directors

The number of Directors in the Company shall not be less than seven (7) or more than seventeen (17).

23.2.	The Identity of a Director

23.2.1.	A member of the Board of Directors may hold another position with the Company.

23.2.2.	Intentionally Deleted

23.2.3.	Without derogating from the other provisions of these Articles of Association, a member of the Board of Directors shall comply with the provisions of Article 45 below.

23.2.4.
The Board of Directors shall include independent and/or external Directors required to comply with the applicable requirements of any Law, the Nasdaq Corporate Governance Rules and any other investment exchange on which the securities of the Company are or may become quoted or listed. The requirements of the Companies Law applicable to an external Director (Dahatz) shall prevail over the provisions of these Articles of Association to the extent these Articles of Associations are inconsistent with the Companies Law, and shall apply to the extent these Articles of Associations are silent.

23.2.5.
At least 10% of the members of the Board of Directors of the Company shall be comprised of Qualified Israeli Directors.  Notwithstanding the above, if the board is comprised of up to 14 members, one Qualified Israeli Director shall be sufficient, and if the board is comprised of between 15 and 24 members, two Qualified Israeli Directors shall be sufficient.

23.2.6.
Notwithstanding any other provision of these Articles, a Qualified Israeli Director shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company’s company secretary of his or her appointment or removal by the Founding Israeli Shareholders holding Minimum Israeli Holding Shares.  For purposes of this section, a notice signed by at least two of the Founding Israeli Shareholders who are the record holders of at least 50% of Minimum Israeli Holding Shares shall be deemed to be sufficient notice on behalf of all holders of Minimum Israeli Holding Shares.

23.3.	The Election of Directors and their Terms of Office

23.3.1.
The Directors shall be elected at each Annual Meeting and shall serve in office until the close of the next Annual Meeting, unless their office becomes vacant earlier in accordance with the provisions of these Articles of Association.  Each Director of the Company shall be elected by an Ordinary Majority at the Annual Meeting; provided, however, that external Directors shall be elected in accordance with applicable law and/or any relevant stock exchange rule applicable to the Company. The elected Directors shall commence their terms from the close of the Annual Meeting at which they are elected, unless a later date is stated in the resolution with respect to their appointment.  Election of Directors shall not be conducted by separate vote on each candidate, unless so determined by the Board of Directors.

23.3.2.
In each Annual Meeting, the Directors that were elected in the previous Annual Meeting, and thereafter, in any Extraordinary Meeting shall be deemed to have resigned from their office. A resigning Director may be reelected.

23.3.3.
Notwithstanding the other provisions of these Articles of Association and without derogating from Article 23.4, an Extraordinary Meeting of the Company may elect any person as a Director, to fill an office which became vacant, or to serve as an additional member to the then existing Board of Directors, or to serve as an external Director (Dahatz) or an independent Director and also in any event in which the number of the members of the Board of Directors is less than the minimum set in the Articles of Association provided that the maximum number of Directors permitted under Article 23.1 is not exceeded. Any Director elected in such manner (excluding an external Director (Dahatz) shall serve in office until the coming Annual Meeting, unless his office becomes vacant earlier in accordance with the provisions of these Articles of Association and may be reelected.

23.3.4.
An elected external Director (Dahatz) shall commence his term from the close of the General Meeting at which he is elected, unless a later date is stated in the resolution with respect to his appointment, and shall serve for the period in accordance with the provisions of the Companies Law, notwithstanding Article 23.3 above, unless his office becomes vacant earlier in accordance with the provisions of the Companies Law. A General Meeting may reelect an external Director (Dahatz) for additional term(s) as permitted by the Companies Law and the Companies Regulations.

23.4.	The election of Directors by the Board of Directors

The Board of Directors shall have the right, at all times, upon approval of at least an Ordinary ~~simple m~~Majority of the Directors of the Company, to elect any person as a Director, to fill an office which became vacant, or to serve as an additional member to the then existing Board of Directors provided that the maximum number of Directors permitted under Article 23.1 is not exceeded. Any Director elected in such manner shall serve in office until the coming Annual Meeting and may be reelected.
23.5.	Alternate Director

Any Director may, from time to time, appoint for himself an alternate Director (hereinafter: the “Alternate Director”), dismiss such Alternate Director and also appoint another Alternate Director instead of any Alternate Director, whose office becomes vacant, due to whatever cause, whether for a certain meeting or generally. Anyone who is not qualified to be appointed as a Director and also anyone serving as a Director or as an existing Alternate Director shall not serve as an Alternate Director.

23.6.	Intentionally Deleted

23.7.	Manner of Appointment or Dismissal of an Alternate Director

Any appointment or dismissal of Alternate Directors, shall be made by means of a notice in writing to the corporate secretary, signed by the appointing or dismissing body and shall become valid upon the date indicated in the appointment or dismissal notice or upon the date of its delivery to the corporate secretary, whichever is the later.

23.8.	Miscellaneous Provisions with Respect to Alternate Directors

23.8.1.	Intentionally Deleted

23.8.2.	Intentionally Deleted

23.8.3.
An Alternate Director shall have all the authority of the Director for whom he is serving as an Alternate Director, with the exception of the authority to vote in meetings at which the Director is present in person.

23.8.4.	The office of an Alternate Director shall automatically become vacant, if the office of the Director for whom he is serving as an Alternate Director becomes vacant.

23.9.	Termination of the Term of a Director

The term of a Director shall be terminated in any of the following cases:

23.9.1.	If he resigns from his office by way of a signed letter, filed with the corporate secretary at the Company’s Office;

23.9.2.	If he is declared bankrupt or if he reaches a settlement with his creditors within the framework of bankruptcy procedures;

23.9.3.	If he is declared by an appropriate court to be incapacitated or convicted out of Israel as stated in Section 233(2) of the Companies Law;

23.9.4.	Upon his death;

23.9.5.	If he is removed from his office by way of a resolution, adopted by the General Meeting of the Company, even prior to the completion of his term of office;

23.9.6.	At the time of giving notice of conviction of a crime, as stated in Section 232 of the Companies Law;

23.9.7.	If his term is terminated by the Board of Directors in accordance with the provisions of Section 231 of the Companies Law;

23.9.8.
If his term is terminated by the Board of Directors in case the Board of Directors concludes that the office of such Director is in violation to the provisions of the License or any other telecommunications license granted to the Company or to any of its subsidiaries or to any other entity it controls;

23.9.9.	At the time of giving notice of imposition of enforcement measures pursuant to section 232A of the Companies Law; or

23.9.10.	At the time of giving notice pursuant to section 227A or 245A of the Companies Law.

23.10.	The Implications on the Board of Directors of the Termination of the Term of a Director.

In the event that an office of a Director becomes vacant, the remaining Directors are entitled to continue operating, so long as their number has not decreased below the minimum number of Directors set forth in Article 23.1.

In the event that the number of Directors decreased below that minimum number, the remaining Directors shall be entitled to act solely for the convening of a General Meeting of the Company for the purpose of electing additional Directors to the Board of Directors.

23.11.	Compensation of Members of the Board of Directors

Members of the Board of Directors who do not hold other positions in the Company and who are not external Directors shall not receive any compensation from the Company, unless such compensation is approved by the General Meeting and according to the amount determined by the General Meeting, subject to the provisions of the Law.

The compensation of the Directors may be fixed, as an all-inclusive payment or as payment for participation in meetings or in any combination thereof.

The Company may reimburse expenses incurred by a Director in connection with the performance of his office, to the extent provided in a resolution of the Board of Directors.

24.	Actions of Directors

24.1.	Convening Meetings of the Board of Directors

24.1.1.	The chairman of the Board of Directors may convene a meeting of the Board of Directors at any time.

24.1.2.
The chairman of the Board of Directors shall convene a meeting of the Board of Directors at least four times a year, in a manner allowing the Company to fulfill the provisions of the Law with respect to the publication of Financial Statements and reporting to the public.

24.1.3.
The chairman of the Board of Directors shall convene a meeting of the Board of Directors on a specific issue if requested by at least two Directors or one Director, if he is an external Director, within no more than 14 days from the date of the request.

24.1.4.
The chairman of the Board of Directors shall act forthwith for the convening of a meeting of the Board of Directors, within 14 days from the time that a Director in the Company has informed him of a matter related to the Company in which there is an apparent violation of the Law or a breach of proper management of the business, or from the time that the auditor of the Company has reported to him that he had become aware of material flaws in the accounting oversight of the Company.

24.1.5.
In the event that a notice or a report of the General Manager requires an action of the Board of Directors, the chairman of the Board of Directors shall forthwith convene a meeting of the Board of Directors, which should be held within 14 days from the date of the notice or the report.

24.2.	Convening of a Meeting of the Board of Directors

24.2.1.
Any notice with respect to a meeting of the Board of Directors may be given in writing, so long as the notice is given a reasonable time  prior to the date fixed for the meeting, unless  a majority of the members of the Board of Directors or their Alternate Directors agree on a shorter time period or, in urgent matters, that no notice will be given. A notice, as stated, shall be delivered in writing or transmitted via facsimile or E-mail or through another means of communication, to the address or facsimile number or to the E-mail address or to an address where messages can be delivered through other means of communication, as the case may be, as the Director informed the corporate secretary, upon his appointment, or by means of a written notice to the corporate secretary thereafter.

A notice, which was delivered or transmitted, as provided in this Article, shall be deemed to be personally delivered to the Director on its delivery date.

24.2.2.
In the event that a Director appointed an Alternate Director , the notice shall be delivered to the Alternate Director, unless the Director instructed that the notice should be delivered to him as well.

24.2.3.
The notice shall include the venue, date and time of the meeting of the Board of Directors, arrangements with respect to the manner of management of the meeting (in cases where telecommunications are used), the details of the issues on its agenda and any other material that the chairman of the Board of Directors requests be attached to the summoning notice with respect to the meeting.

24.3.	The Agenda of Meetings of Board of Directors

The agenda of meetings of the Board of Directors shall be determined by the chairman of the Board of Directors and shall include the following issues:

24.3.1.	Issues determined by the chairman of the Board of Directors.

24.3.2.	Issues for which the meeting is convened in accordance with Article 24.1 above.

24.3.3.	Any issue requested by a Director or by the General Manager within a reasonable time prior to the date of the meeting of the Board of Directors (taking into account the nature of the issue).

24.4.	Quorum

The quorum for meetings of the Board of Directors shall be a majority of the Directors, which must include at leastone external Director.

24.5.	Conducting a Meeting Through Means of Communication

The Board of Directors may conduct a meeting of the Board of Directors through the use of any means of communications, provided all of the participating Directors can hear each other simultaneously.

24.6.	Voting in the Board of Directors

Subject to Article 44, issues presented at meetings of the Board of Directors shall be decided upon by a majority of the votes of the Directors present (or participating, in the case of a vote through a permitted means of communications) and voting, subject to the provisions of Article 23.8 above, with respect to Alternate Directors.

Each Director shall have a single vote.

24.7.	Written Resolutions

A written resolution signed by all the Directors shall be deemed as a resolution lawfully adopted at a meeting of the Board of Directors. Such a resolution may be made in several copies of the same Document, each of them signed by one Director or by several Directors. Such a resolution may be adopted by signature of only a portion of the Directors, if all of the Directors who have not signed the resolution were not entitled to participate in the discussion and to vote on such resolution in accordance with any Law whatsoever, so long as they confirm in writing that they are aware of the intention to adopt such a resolution.

24.8.	Resolutions Approved by Means of Communications

A resolution approved by use of a means of communications by the Directors shall be deemed to be a resolution lawfully adopted at a meeting of the Board of Directors, and the provisions of Article 24.6 above shall apply to the said resolution.

24.9.	The Validity of Actions of the Directors

All actions taken in good faith in a meeting of the Board of Directors or by a committee of the Board of Directors or by any person acting as a Director shall be valid, even if it subsequently transpires that there was a flaw in the appointment of such a Director or person acting as such, or if any of them were disqualified, as if any such person was lawfully appointed and was qualified to serve as a Director.

24.10.	Minutes of Meetings of the Board of Directors

The chairman of the Board of Directors shall cause that the minutes of meetings of the Board of Directors shall be properly maintained and shall include the following:

24.10.1.	Names of those present and participating at each meeting.

24.10.2.	All the resolutions and particulars of the discussion of said meetings.

Any such minutes signed by the chairman of the Board of Directors presiding over that meeting or by the chairman of the Board of Directors at the following meeting, shall be viewed as prima facie evidence of the issues recorded in the minutes.

25.	Committees of the Board of Directors

25.1.
Subject to the provisions of the Companies Law, the Board of Directors may delegate its authorities or any part of them to committees, as they deem fit, and they may from time to time cancel the delegation of such an authority. Any such committee, while utilizing an authority as stated, is obligated to fulfill all of the instructions given to it from time to time by the Board of Directors.

25.2.
Subject to the provisions of the Companies Law, each committee of the Board of Directors shall consist of at least two Directors, which shall include at least one external Director,and it may include members who are not Directors, with the exception of the audit committee which shall consist of at least three (3) Directors, including all of the external Directors of the Company,  and the majority of members who are independent Directors ("bilti taluy") as defined in the Companies Law.

25.3.
The provisions with respect to meetings of the Board of Directors shall apply to the meetings and discussions of each committee of the Board of Directors, with the appropriate changes, provided that no other terms are set by the Board of Directors in this matter, and provided that the lawful quorum for the meetings of the committee, as stated, shall be at least a majority of the members of the committee, unless otherwise required by Law. The lawful quorum for meetings of the audit committee shall be at least a majority of the members of the committee, provided, that the majority of the present Directors are independent Directors and at least one of them is an external Director.

25.4.
Decisions or recommendations of a committee of the Board of Directors that require approval of the Board of Directors, will be brought to the attention of the Directors a reasonable time before the Board of Directors' discussion.

25A.     Committee for Security Matters

25A.1.
Notwithstanding any other provision in these Articles, the Board of Directors shall appoint from among its members who have security clearance and security compatibility to be determined by the General Security Service (“Directors with Clearance”) a committee to be designated the “Committee for Security Matters”.  The members of the Committee for Security Matters shall include at least four (4) Directors with Clearance including at least one external Director.  Subject to section 25A.2 below, security matters shall be considered only in the context of the Committee for Security Matters.  Any decision of, or action by the Committee for Security Matters shall have the same effect as if it had been made or taken by the Board of Directors.  The Board of Directors shall consider a security matter only if required pursuant to section 25A.2 below, and subject to the terms of that section.  For purposes of this section 25A, “security matters” shall be defined in the same manner as defined in the Bezeq Order (Determination of Essential Service Provided by Bezeq-The Israeli Telecommunications Company Ltd.), 1997, as of March 9, 2005.

25A.2.
Security matters which the audit committee or Board of Directors shall be required to consider in accordance with the mandatory rules of the Companies Law or other Law applicable to the Company, shall be considered to the extent necessary only by Directors with Clearance.  Other Directors shall not be entitled to participate in meetings of the audit committee or Board of Directors dealing with security matters, or to receive information or documents related to these matters. A quorum for these meetings shall include only Directors with Clearance.

25A.3.
Any Office Holder of the Company who would otherwise be required to receive information or participate in meetings by virtue of his or her position or these Articles or any Law, but who is prevented from doing so by the provisions of this Article 25A, will be released from any liability for any claim of breach of duty of care to the Company which results from her or his inability to receive information or participate in meetings, and the Company shall indemnify any such Office Holder or other officers and hold her or him harmless to the maximum extent permitted by law for any injury or damage she or he incurs as a result of the inability to receive such information or participate in such meetings.

25A.4.
The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to any other corporate body in the Company with respect to security matters.

25A.5.	(1)
The Minister of Communications shall be entitled to appoint an observer (the “Security Observer”) to all meetings of the Board of Directors and its committees. The Security Observer shall have the security clearance and security compatibility to be determined by the General Security Service.

 (2)            The Security Observer shall be an employee of the State of Israel qualified to serve as a director pursuant to Chapter C of the Government Companies Law, 1975.

 (3)            In addition to any other obligations under Law, the Security Observer shall be bound to preserve the confidentiality of information relating to the Company, except as required to fulfill his responsibilities as an observer.  The Security Observer will not act as an observer or in any other position at a competitor of the Company, and will avoid a conflict between his position as an observer and the interests of the Company.  The Security Observer shall undertake not to serve as an observer or officer or director, and not serve in any other capacity or be employed, directly or indirectly, by any entity competing with the Company or in a position of conflict of interest with the Company during the period of his service as the Security Observer and for two years after termination of such period.

(4)            Notices of meetings of the Board of Directors and its committees, including of the Committee for Security Matters, shall be delivered to the Security Observer, and he shall be entitled to participate in each such meeting.

(5)            The Security Observer shall have the same right to obtain information from the Company as that of a Director.  If the Company believes that specific information requested is commercially sensitive and not required by the Security Observer for fulfillment of his duties, the Company may delay delivery of the information upon notice to the Security Observer.  If the Security Observer still believes the information is needed for his duties, the matter shall be brought for decision to the head of the General Security Service.

 (6)            If the Security Observer believes that the Company has made a decision, or is about to make a decision, in a security matter, which conflicts with a provision of the License or section 13 of the Communications Law (Telecommunications and Broadcasting), 1982 or section 11 of the General Security Service Law, 2002, he shall promptly notify the Company in writing.  Said notice shall be delivered to the chairman of the Board of Directors and chairman of the Committee for Security Matters and shall provide an appropriate defined period of time, in light of the circumstances, in which the Company shall be required to correct the violation or change the decision, to the extent possible.

25B.        Approval of Certain Related Party Transactions

A transaction of the type described in Section 270(1) of the Companies Law; i.e., a transaction with an Office Holder or a transaction in which an Office Holder has a personal interest (as specified in Section 270(1)), provided that such transactions are in the Company's ordinary course of business, are on market terms and are not likely to substantially influence the profitability of the Company, its assets or its liabilities, may be approved by the audit committee, without the need for Board of Director's approval, or by the Board of Directors, subject to any applicable Law and any relevant stock exchange rule applicable to the Company.

26.	Chairman of the Board of Directors

26.1.	Appointment

26.1.1.	The Board of Directors shall choose one of its members to serve as the chairman of the Board of Directors, and shall set in the appointing resolution the term for his service.

26.1.2.
The chairman of the Board of Directors shall serve until the earlier of (i) the date or time provided in the appointing resolution; (ii) election of a substitute chairman by the Board of Directors; (iii)_resignation of the chairman from his position as chairman; or (iv) cessation of the chairman’s service as a Director.

26.1.3.
In the event that the chairman of the Board of Directors ceases to serve as chairman, the Board of Directors in its first meeting held thereafter shall choose one of its members to serve as a new chairman.

26.1.4.	In the event that the chairman of the Board of Directors is absent from a meeting, the Board of Directors shall choose one of the Directors present to preside at the meeting.

26.2.	Authority

26.2.1.	The chairman of the Board of Directors shall preside over meetings of the Board of Directors.

26.2.2.	In the event of a deadlock vote, the chairman of the Board of Directors shall not have an additional or casting vote.

26.2.3.
The chairman of the Board of Directors is entitled,  at all times, at his initiative or pursuant to a resolution of the Board of Directors, to require reports from the General Manager in matters pertaining to the business affairs of the Company.

26.3.	Reservations with Regard to Actions of the Chairman of the Board of Directors

26.3.1.	The chairman of the Board of Directors or his Relative shall not serve as the General Manager of the Company, unless he is appointed in accordance with the provisions of Article 27.2 below.

26.3.2.	The chairman of the Board of Directors shall not serve as a member of the audit committee.

26.3.3.
A subordinate to the General Manager, directly or indirectly, shall not serve as chairman of the Board of Directors. A director in a company controlled by the Company may serve as chairman of the Board of Directors.

26.3.4.
Powers of the General Manager shall not be granted to the chairman of the Board of Directors or his Relative, except in accordance with the provisions of Article 27.2 below. The chairman of the Board of Directors shall not be granted powers granted to those who are subordinated to the General Manager, directly or indirectly.

26.3.5.
The chairman of the Board of Directors shall not serve in another position in the Company or in a company controlled by it, but may serve as chairman of the Board of Directors or a director of a company controlled by the Company.

Chapter Five – Office Holders who are not Directors, and the Auditor

27.	The General Manager

27.1.	The Appointment and Dismissal of the General Manager

27.1.1.	The Board of Directors shall appoint a General Manager for a fixed period of time or for an indefinite period of time. The Board of Directors may appoint more than one General Manager.

27.1.2.
The compensation and employment conditions of the General Manager shall require the prior approval of the ~~audit~~ compensation committee, ~~and~~ the Board of Directors and the General Meeting of the Company,~~,~~ unless otherwise permitted by the Companies Law.

27.1.3.	The Board of Directors may from time to time remove the General Manager from his office or dismiss the General Manager and appoint another or others in his stead.

27.2.	The Chairman of the Board of Directors as the General Manager

27.2.1.
The General Meeting of the Company is entitled to authorize the chairman of the Board of Directors or his Relative to fulfill the position of the General Manager or to exercise his authority and to authorize the General Manager or his Relative to fulfill the position of the chairman of the Board of Directors or to exercise his authority, so long as one of the following exists:

27.2.1.1.
The majority of the votes in the General Meeting adopting such a resolution include at least two thirds of the votes of Shareholders present and entitled to vote at the meeting who are not either the Controlling Parties in the Company as defined in the Companies Law or anyone having a Personal Interest (as defined in the Companies Law) in the approval of the resolution, who participate in the vote. “Abstain” votes shall not be taken into account in the counting of the votes of the Shareholders.

27.2.1.2.	The total opposition votes from the Shareholders referred to in Article 27.2.1.1 above do not exceed two percent of the entire voting rights in the Company.

27.2.2.
The validity of a resolution provided in Article 27.2.1 above is restricted to periods, each not exceeding three years, from the date of the adoption of the resolution by the General Meeting. In the event that no period was set in the resolution, the period shall be deemed to be for three years. Prior to the completion of the three year period, as aforesaid, and even after the end of this period, the General Meeting is entitled to extend the validity of such resolution.

27.2.3.	A resolution, as stated, may relate to the authority of the chairman of the Board of Directors, generally, or to a specific person who is serving as the chairman of the Board of Directors.

27.3.	The Authority of the General Manager and Subordination to the Board of Directors

27.3.1.	The General Manager is responsible for the day-to-day management of the affairs of the Company within the framework of the policy set by the Board of Directors and subject to its instructions.

The General Manager shall have all administrative and operational authority which were not conferred by Law or pursuant to these Articles of Association to any other corporate organ of the Company, and he shall be under the supervision of the Board of Directors and subject to its instructions.

The General Manager shall appoint and dismiss Office Holders of the Company, with the exception of Directors, and he shall also determine the terms of their employment subject to the prior approval of the ~~audit~~ compensation committee and the Board of Directors, unless otherwise permitted or required by the Companies Law and provided, however, that the appointment and dismissal of senior managers of the Company shall require consultation with and approval by the Board of Directors.

27.3.2.
The Board of Directors may instruct the General Manager on how to act with respect to a certain issue. If the General Manager fails to fulfill the instruction, the Board of Directors may exercise the required authority in order to act in the place of the General Manager.

The Board of Directors may assume the authority granted to the General Manager, either with respect to a certain issue or for a certain period of time.

27.3.3.	In the event that the General Manager is unable to exercise his authority, the Board of Directors may exercise such authority in his stead, or authorize another to exercise such authority.

27.4.	Reporting Duties of the General Manager

The General Manager is obligated to notify the chairman of the Board of Directors of any exceptional matter which is material to the Company, or of any material deviation by the Company from the policy set by the Board of Directors. In the event that the Company shall be without a chairman of the Board of Directors for whatever reason the General Manager shall notify all the members of the Board of Directors, as aforesaid. The General Manager shall deliver to the Board of Directors reports on issues, at such time and in such scope, as is determined by the Board of Directors.

27.5.	Delegating Authority of the General Manager

The General Manager, upon approval of the Board of Directors, may delegate to his subordinates any of his authority. However, such delegation of authority shall not release the General Manager from his liability.

28.	The Corporate Secretary, Internal Controller and Other Office Holders of the Company

28.1.	The Corporate Secretary

28.1.1.	The Board of Directors is entitled to appoint a corporate secretary on terms it deems fit, joint secretaries, sub–secretaries and to determine the areas of their functions and authorities.

28.1.2.
In the event that no corporate secretary has been appointed, the General Manager or anyone authorized by him shall fulfill the functions assigned to the corporate secretary, in accordance with any Law, to these Articles of Association and the resolutions of the Board of Directors.

28.1.3.
The corporate secretary shall be responsible for all documents which are kept at the Office, as stated in Section 124 of the Companies Law, and he shall manage all the registries maintained by the Company in accordance with the Law or Companies Law.

28.2.	Internal Controller

28.2.1.	The internal controller of the Company shall report to the chairman of the Board of Directors.

28.2.2.
The internal controller shall file with the Board of Directors a proposal for an annual or other periodic work plan, which shall be approved by the Board of Directors, subject to any changes it deems fit.

28.3.	Other Office Holders of the Company

The Board of Directors may decide that in addition to the General Manager and the corporate secretary, other Office Holders may be appointed, whether generally or for a specific issue. In such event, the Board of Directors shall appoint the Office Holder, define his position and authority, and set his compensation and terms of employment, following approval of the ~~audit~~ compensation committee unless otherwise permitted or required by the Companies Law.

The Board of Directors is entitled, subject to the Companies Law, to authorize the General Manager to fulfill any or all of its authorities, as stated.

29.	The Auditor

29.1.
The Shareholders at the Annual Meeting shall appoint an auditor for a period until the close of the following Annual Meeting. The Annual Meeting may appoint an auditor for a period not to extend beyond the close of the third Annual Meeting following the Annual Meeting in which he was appointed. In the event that the auditor was appointed for said period, the Annual Meeting shall not address the appointment of the auditor during said period, unless a resolution is adopted with respect to the termination of his service.

29.2.	The General Meeting is entitled at all times to terminate the service of the auditor or to decide not to renew it.

29.3.	The Board of Directors shall determine the compensation of the auditor of the Company and it shall report in that respect to the Annual Meeting of the Company.

29.4.
The Board of Directors shall set the compensation of the auditor for additional services which are not regarded as oversight activities, and it shall report in this respect at the Annual Meeting of the Company.

Chapter Six – The Share Capital of the Company and its Distribution

30.	Permitted Distributions

30.1.	Definitions

In this Chapter, the following terms shall be construed, in accordance with their definition in Sections 1, 301 and 302 of the Companies Law: “distribution”, “acquisition”, “profits”, “profit test”, “adjusted financial statements” and  “balances”.

30.2.	Distribution of Profits

The Company shall not make any distribution other than from its profits, provided that the Company shall not make any distribution if there is a reasonable concern that such distribution shall preclude the Company from having the ability to meet its present and anticipated liabilities, as they become due. Notwithstanding the aforesaid, the Company, with the approval of an authorized court, is entitled to make a distribution which fails to meet the profit test.

30.3.	Allotment for a Consideration Below the Par Value

In the event the Board of Directors decides to allot Shares having a par value, for consideration which is less than their par value, including Bonus Shares, the Company shall convert into share capital from its profits, premium on its Shares, or any other source, included in its shareholders equity, as stated in its most recent Financial Statements, an amount equal to the difference between the par value and the consideration.

Even if the aforesaid is not done, with the approval of an authorized court, the Company shall be entitled to make an allotment of Shares, for consideration which is less than their par value.

31.	Dividends and Bonus Shares

31.1.	Right to Dividends or Bonus Shares

31.1.1.
A Shareholder of the Company shall have the right to receive dividends or Bonus Shares, if the Company so decides in accordance with Article 31.2 below, consistent with the rights attaching to such Shares.

31.1.2.
Dividends or Bonus Shares shall be distributed or allotted to those who are registered in the Shareholder Register on the date of the resolution approving the distribution or allotment or upon a later date, if another date is determined for this purpose in same resolution (hereinafter: the “Determining Date”).

31.1.3.	In the event that the share capital of the Company consists of Shares having various par values, dividends or Bonus Shares shall be distributed in proportion to the par value of each Share.

31.1.4.
Subject to special rights conferred upon Shares in accordance with the conditions of their allotment, profits of the Company which the Company decides to distribute as a dividend or as Bonus Shares shall be paid in proportion to the amount which was paid or credited on the account of the par value of the Shares, held by the Shareholder.

31.1.5.
In the event that it was not otherwise determined in the conditions applicable to the allotment of the Shares or in a resolution of the General Meeting, all the dividends or Bonus Shares with respect to Shares, which were not fully paid within the period in which the dividends or Bonus Shares are paid, shall be paid in proportion to the amounts which were actually paid or credited as paid on the par value of the Shares during any part of said period (pro rata temporis).

31.2.	Resolution of the Company with Respect to a Dividend or Bonus Shares

31.2.1.	The Authority to Distribute Dividends or Bonus Shares

The resolution of the Company on the distribution of a dividend or Bonus Shares to be distributed to the Shareholders according to their respective rights and benefits, and on their time of payment, shall be made by the Board of Directors.

31.2.2.	Funds

The Board of Directors may, in its discretion, allocate to special funds any amount whatsoever from the profits of the Company or from the revaluation of its assets or its relative share in the revaluation of assets of “branch companies,” and also to determine the designation of these funds.

31.3.	The Payment of Dividends

31.3.1.	Manner of Payment

Unless otherwise provided in the resolution with respect to the distribution of the dividend, the Company may pay any dividend with the withholding of any tax required by Law, by way of a cheque to the order of the beneficiary alone, which should be sent by means of registered mail to the registered address of the Shareholder entitled thereto, or by way of a bank transfer. Any cheque, as stated, shall be drawn up to the order of the person to whom it is intended.

In the event of registered joint holders, the cheque shall be passed to the same Shareholder whose name is registered first in the Shareholder Register with respect to the joint holding.

The sending of a cheque to a person whose name is registered in the Shareholder Register as the holder of the Share upon the Determining Date or, in the case of joint holders, to any of the joint holders, shall serve as evidence with respect to all the payments made in connection with same Shares.

The Company may decide that a cheque under a certain amount shall not be sent and the amount of the dividend which was supposed to be paid shall be deemed to be an unclaimed dividend.

31.3.2.	An Unclaimed Dividend

The Board of Directors is entitled to invest the amount of any unclaimed dividend for one year after it was declared or to utilize it in any other manner to the benefit of the Company until it is claimed. The Company shall not be obligated to pay interest or Linkage on an unclaimed dividend.

31.3.3.	Specific Dividend

In the event the Company declares a dividend, as provided in Article 31.2.1 above, it may decide that same dividend shall be paid, entirely or partially, by way of the distribution of certain assets, including fully paid shares or bonds of any other company or in any combination of these assets.

31.4.	Manner of Capitalization of Profits and the Distribution of Bonus Shares

31.4.1.
Subject to the provisions of Article 30 above in the event of a capitalization of profits and distribution of Bonus Shares, the undistributed profits of the Company, or premium on Shares, or funds derived from the revaluation of the assets of the Company, or funds derived on the basis of equity from the profits of “branch companies,” or from the revaluation of assets of “branch companies” and capital redemption funds shall be capitalized and distributed among the Shareholders entitled thereto, as per the provisions of Article 31.1 above, to be held by the shareholders as capital, and that this capital, entirely or partially, shall be used on behalf of same Shareholders as full payment, whether according to the par value of the Shares or together with premium decided upon, for Shares to be distributed accordingly, and that this distribution or payment shall be received by same Shareholders as full consideration for their portion of the benefit in the capitalized amount, as determined by the Board of Directors.

The provisions of this chapter six shall also apply to the distribution of bonds.

31.4.2.
The Company, in the resolution with respect to the distribution of Bonus Shares, is entitled in accordance with the recommendation of the Board of Directors, to decide that the Company shall transfer to a special fund, designated for the future distribution of Bonus Shares, an amount the capitalization of which shall be sufficient in order to allot to anyone having at such time a right to acquire Shares of the Company (including a right which can be exercised only upon a later date), Bonus Shares at the par value which would have been due to him had he exercised the right to acquire the Shares shortly before the Determining Date, at the price of the right in effect at such time. In the event that after the Determining Date, the holder of said right shall exercise his right to acquire the Shares or any part of them, the Board of Directors shall allot to him fully paid Bonus Shares at such  par value and of such class, which would have been due to him had he exercised shortly before the Determining Date the right to acquire those Shares he actually acquired, by way of an appropriate capitalization made by the Board of Directors out of the special fund, as aforesaid. For the purpose of the determination of the par value of the Bonus Shares which are to be distributed, any amount transferred to the special fund, with respect to a previous distribution of previous Bonus Shares shall be viewed as if it had already been capitalized and that Shares entitling the holders to the right to acquire Shares of the Company were already allotted as Bonus Shares.

31.4.3.
Upon the distribution of Bonus Shares, each Shareholder of the Company shall receive Shares of a uniform class or of the class which confers on its holder the right to receive the Bonus Shares, as determined by the Board of Directors.

31.4.4.
For purposes of carrying out any resolution pursuant to the provisions of Article 30, the Board of Directors may settle, as it deems fit, any difficulty arising with regard to the distribution of Bonus Shares, and, in particular, to issue certificates for fractions of Shares and sell such fractions of Shares, in order to pay their consideration to those entitled thereto, and also to set the value for the distribution of certain assets and to decide that cash payments shall be paid to the Shareholders on the basis of the value determined in such a way, or that fractions whose value is less than NIS 0.01 shall not be taken into account, pursuant to the adjustment of the rights of all parties. The Board of Directors may pay cash or convey these certain assets to trustees in trust in favor of those people who are entitled to a dividend or to a capitalized fund, as the Board of Directors shall deem beneficial.

32.	Acquisition of Shares

32.1.
The Company is entitled to acquire or to finance an acquisition, directly or indirectly, of Shares of the Company or securities convertible into Shares of the Company or which could be exercised into Shares of the Company, including incurring an obligation to take any of these actions, subject to the fulfillment of the conditions of a permissible distribution, as stated in Article 30 above.

32.2.	In the event that the Company acquired any of its Shares, such a Share shall become a dormant Share, and shall not confer any rights, so long as it is owned by the Company.

32.3.
A subsidiary or another company under the control of the Company is entitled to acquire Shares of the Company or securities convertible into Shares of the Company or which can be exercised into Shares of the Company, including an obligation to take any of these actions, to the same extent the Company may make a distribution, so long as the board of directors of the subsidiary or the managers of the acquiring company have determined that had the acquisition of the Shares or convertible securities been carried out by the Company it would have been regarded as a permissible distribution, as specified in Article 30 above. Notwithstanding the foregoing, an acquisition by a subsidiary or by another company under the control of the Company, which is not fully-owned by the Company, will be considered a distribution of an amount equal to the product of the amount acquired multiplied by the percentage of the rights in the capital of the subsidiary or in the capital of said company which is held by the Company.

32.4.
In the event that a Share of the Company is acquired by a subsidiary or by a corporation in the control of the Company, the Share shall not confer any voting rights, for so long as said Share is held by the subsidiary or by said controlled corporation.

Chapter Seven – Insurance, Indemnification and Release of Office Holders

33.	Insurance of Office Holders

33.1.	The Company may insure the liability of an Office Holder in the Company, to the fullest extent permitted by Law.

33.2.
Without derogating from the aforesaid, the Company may enter into an insurance contract and/or arrange and pay all premiums in respect of an insurance contract, for the insurance of the liability of an Office Holder in the Company, resulting directly or indirectly from an action or inaction by him (or together with other Office Holders or other officers of the Company) in his capacity as an Office Holder in the Company, for any of the following:

33.2.1.	The breach of the duty of care toward the Company or toward any other person;

33.2.2.	The breach of the duty of loyalty toward the Company provided the Office Holder has acted in good faith and had reasonable grounds to assume that the action would not harm the Company; and

33.2.3.	A financial liability imposed on him in favor of another person.

33.2.4.	Any other matter in respect of which it is permitted or will be permitted under Law to insure the liability of an Office Holder in the Company.

33.2.5
A payment which the Office Holder is obligated to pay to an injured party as set forth in Section 52,54(a)(1)(a) of the Securities Law and expenses that the Office Holder incurred in connection with a proceeding under Chapters H3, H4 or I1 of the Securities Law, or under Chapter 4 of Part 9 of the Companies Law, in connection with any affairs, including reasonable legal expenses, which term includes attorney fees.

34.	Indemnification of Office Holders

34.1.
The Company may indemnify an Office Holder in the Company to the fullest extent permitted by Law.  Without derogating from the aforesaid, the Company may indemnify an Office Holder in the Company as specified in Articles 34.2 through 34.4 below.

34.2.	Indemnification ~~in Advance~~

The Company may indemnify an Office Holder in the Company for liability or expense he incurs or that is imposed on him in consequence with an action or inaction by him (or together with other Office Holders or other officers of the Company) in his capacity as an Office Holder in the Company, as follows:

34.2.1.
Any financial liability he incurs or is imposed on him in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by an authorized court.

34.2.2.
Reasonable litigation expenses, including legal fees, incurred by the Office Holder or which he was ordered to pay by an authorized court, in the context of a proceeding filed against him by the Company or on its behalf or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of an offense which does not require criminal intent.

34.2.3.
Reasonable litigation expenses, including legal fees, incurred by the Office Holder due to such investigation or proceeding conducted against him by an authority authorized to conduct an investigation or proceeding, and which was ended without filing an indictment against him and without the imposition of  a financial liability as a substitute for a criminal proceeding, or that was ended without filing an indictment against him but for which he was subject to a financial liability as a substitute for a criminal proceeding relating to an offense which does not require criminal intent, within the meaning of the relevant terms ~~in~~under the Law, or in connection with a financial sanction ("itzum caspi").

34.2.4.	Any other liability or expense in respect of which it is permitted or will be permitted under Law to indemnify an Office Holder in the Company.

34.2.5
A payment which the Office Holder is obligated to pay to an injured party as set forth in Section 52,54(a)(1)(a) of the Securities Law and expenses that the Office Holder incurred in connection with a proceeding under Chapters H3, H4 or I1 of the Securities Law, or under Chapter 4 of Part 9 of the Companies Law, in connection with any affairs, including reasonable legal expenses, which term includes attorney fees.

34.3.	Indemnification in Advance

The Company may undertake in advance to indemnify an Office Holder of the Company in respect of the following matters:

34.3.1.
Matters as detailed in Article 34.2.1 provided however, that the undertaking to indemnify is restricted to events which in the opinion of the Board of Directors are anticipated in light of the Company’s activities at the time of granting the ~~obligation~~ undertaking to indemnify, and is limited to a sum or measurement determined by the Board of Directors to be reasonable in the circumstances. The undertaking to indemnify shall specify the events that, in the opinion of the Board of Directors are expected in light of the Company’s actual activity at the time of grant of the ~~indemnification~~ undertaking and the sum or measurement which the Board of Directors determined to be reasonable ~~in~~ under the circumstances.

34.3.2.	Matters as detailed in Article 34.2.2 ~~and 34.2.3~~to 34.2.5 (inclusive).

34.3.3.	Any other matter permitted by Law.

34.4.	Indemnification after the Fact

The Company may indemnify an Office Holder in the Company for any and all kinds of events, retrospectively, subject to any applicable Law.

35.	Release of Office Holders

35.1.	The Company shall not release an Office Holder from his liability for a breach of the duty of care toward the Company, other than in accordance with the provisions of this Article.

35.2.	The Company may release an Office Holder in the Company, in advance, from his liability, entirely or partially, for damage in consequence of the breach of the duty of care toward the Company.

35.3.	Notwithstanding the foregoing, the Company may not release an Office Holder from his liability, resulting from any of the following events:

35.3.1.	The breach of the duty of loyalty toward the Company;

35.3.2.	The breach of the duty of care made intentionally or recklessly (“pezizut”), other than if made only by negligence;

35.3.3.	An ~~intentional~~ act intended to unlawfully yield a personal profit;

35.3.4.	A ~~criminal~~ fine ("knass"), a civil fine ("knass ezrahi"), a financial sanction ("itzum caspi") or a penalty ("kofer") imposed on him; and~~.~~

~~35.3.4.~~35.3.5.	The breach of the duty of care in a Distribution ("haluka").

35A.	Certain Legal Amendments

Any amendment to the Companies Law, the Securities Law or any other applicable law adversely affecting the right of any Office Holder to be indemnified, insured or released pursuant to Articles 33 to Article 35 (including Article 35), shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify, insure or release an Office Holder for any act or omission occurring prior to such amendment, unless otherwise expressly provided under the Companies Law, the Securities Law or such other applicable law.

Chapter Eight – Liquidation and Reorganization of the Company

36.	Liquidation

36.1.
In the event that the Company is liquidated, whether voluntarily or otherwise, the liquidator, upon the approval of an Extraordinary Meeting, may make a distribution in kind to the Shareholders of all or part of the property of the Company, and he may with a similar approval of the General Meeting, deposit any part of the property of the Company with trustees in favor of the Shareholders, as the liquidator with the aforementioned approval, deems fit.

36.2.
The Shares of the Company shall confer equal rights among them with respect to capital amounts which were paid or which were credited as paid on the par value of the Shares, in all matters pertaining to the refund of the capital and to the participation in the distribution of the balance of the assets of the Company in liquidation.

37.	Reorganization

37.1.
Upon the sale of the property of the Company, the Board of Directors or the liquidators (in case of a liquidation), if they are so authorized by a resolution of the General Meeting of the Company adopted with a Special Majority, may receive fully or partially paid up Shares, bonds or securities of another company, either Israeli or foreign, whether incorporated or which is about to incorporated for the purpose of acquiring property of the Company, or any part thereof, and the Directors (if the profits of the Company allow for it) or the liquidators (in case of a liquidation) may distribute among the Shareholders the Shares or the securities mentioned above or any other property of the Company without selling them or depositing them with trustees on behalf of the Shareholders.

37.2.
The General Meeting may, pursuant to a resolution adopted by a Special Majority, decide on the valuation of the securities or of the aforementioned property at a  price and in the same manner as it deems appropriate and all the Shareholders shall be obligated to accept any valuation or distribution, authorized in accordance with the foregoing and to waive their rights in this matter, unless the Company is about to liquidate or is in a liquidation process, of same lawful rights (if any) which according to the provisions of the Law should not be altered or denied.

Chapter Nine – Miscellaneous

38.	Notices

38.1.
A notice or other document may be sent by the Company to any Shareholder appearing in the Shareholder Register of the Company either personally or by way of sending by registered mail, at the registered address of the Shareholder in the Shareholder Register, or at such address as such Shareholder shall have provided in writing to the Company as the address for the delivery of notices.

38.2.
All the notices to be given to Shareholders registered in the Shareholders Register, shall, in respect of Shares held jointly, be given to the person whose name is mentioned first in the Shareholder Register, and any notice given in such a manner shall be viewed as a sufficient notice to all such joint Shareholders.

38.3.
Any Shareholder registered in the Shareholder Register, with an address, whether in Israel or overseas, is entitled to receive, at such address, any notice he is entitled to receive in accordance with the Articles of Association or according to the provisions of the Law. Unless otherwise stated above, no person who is not registered in the Shareholder Register shall be entitled to receive any notices from the Company.

38.4.
Any notice or other document which is sent to a Shareholder in accordance with these Articles of Association shall be considered lawfully sent with respect to all the Shares held by him (whether with respect to Shares held by him alone or held by him jointly with others) even if same Shareholder had died by that time or had become bankrupt or had received an order for its liquidation or if a trustee or a liquidator or a receiver was appointed with respect to his Shares (whether the Company was aware of it or not) until another person is registered in the Shareholder Register in his stead, as the holder thereof. The sending of a notice or other document, as aforesaid, shall be viewed as a sufficient sending to any person having a right in these Shares.

38.5.
Any notice or other document which was sent by the Company via registered mail, to an address in Israel, shall be considered sent within 72 hours from its posting at the post office. In order to prove sufficient sending, it is enough to show that the letter containing the notice or the document was addressed to the correct address and was posted at the post office.

38.6.
Any accidental omission with respect to the giving of a notice of a General Meeting to any Shareholder or the non-receipt of a notice with respect to a meeting or any other notice on the part of whatever Shareholder shall not cause the cancellation of a resolution taken at that meeting, or the cancellation of processes based on such notice.

38.7.
Any Shareholder and any member of the Board of Directors may waive his right to receive notices or waive his right to receive notices during a specific time period or in general and he may consent that a General Meeting of the Company or a meeting of the Board of Directors, as the case may be, shall be convened and held notwithstanding the fact that he did not receive a notice with respect to it, or notwithstanding the fact that the notice was not received by him within the required time, in each case subject to the provisions of any Law prohibiting any such waiver or consent.

Chapter 10 – Intentionally Deleted

39.	Intentionally Deleted

40.	Intentionally Deleted

41.	Intentionally Deleted

42.	Intentionally Deleted

Chapter 11– Compliance with the License /
Limitations on Ownership and Control

43.	Compliance

The Shareholders and the Company shall at all times comply with the terms of the License and of any other telecommunications license held by the Company. Nothing herein shall be construed as requiring or permitting the performance of any acts which are inconsistent with the terms of the License and of any other telecommunications license held by the Company. If any article of these Articles shall be found to be inconsistent with the terms of the License and of any other telecommunications license held by the Company, the provisions of such Article shall be null and void, but the validity, legality or enforceability of provisions of the other Articles shall not be affected thereby.

44.	Limitations on Ownership and Control

44.1.
This Article is to ensure that so long as and to the extent that any Operating Right is conditional on or subject to any conditions or restrictions relating to ownership or control over the Company imposed by the Ministry, the Company is so owned and controlled.  This Article shall not affect or influence in any way the interpretation or application of Article 10A.

44.2.	In this Article:

“Affected Share” means any Share determined to be dealt with as such pursuant to Article 44.4;

“Affected Share Notice” means a notice in writing served in accordance with Article 44.5;

“Depositary” means a custodian or other person appointed under contractual arrangements with the Company (or a nominee for such custodian or other person) whereby such custodian or other person holds or is interested in Shares and which issues securities evidencing the right to receive such Shares;

“Depositary Receipts” means receipts or similar documents of title issued by or on behalf of a Depositary;

“Depositary Shares” means the Shares held by a Depositary or in which a Depositary is interested in its capacity as a Depositary;

“Intervening Act” means the refusal, withholding, suspension or revocation of any Operating Right applied for, granted to or enjoyed by the Company, or the imposition of any conditions or limitations upon any such Operating Right which materially inhibit the exercise thereof, in either case by any state, authority or person (including the Ministry) by reason of the activities of persons holding Shares in and/or controlling the Company;

“Ministry” means the Ministry of Communications and/or Minister of Communications;

“Operating Right” means all or any part of any authority, permission, licence or privilege applied for, granted to or enjoyed by the Company, including the Licence, for the establishment, subsistence, maintenance and operation of a mobile radio telephone system using the cellular method and the provision of mobile radio telephone services to the public in Israel;

“Permitted Maximum” means the maximum aggregate permitted number of Relevant Shares specified by the Board of Directors in accordance with the terms of the Licence, any other requirements of the Ministry and any relevant requirements of Law;

“Relevant Person” means:

(a)
any person who, without the approval of the Ministry, acquires, directly or indirectly, any Means of Control (as defined in the Licence) in breach of Section 21 of the Licence other than a person who falls within Article 10A; or

(b)
any Interested Party (as defined in the Licence) who, or who has an Office Holder (as defined in the Licence) who, is in breach of Sections 23 or 24 of the License other than a person who falls within Article 10A;

“Relevant Share” means any Share (other than a Share removed from the Relevant Shares Register (defined in Article 44.3.2) pursuant to Article 44.3.5), in which a Relevant Person has an interest or which is declared to be a Relevant Share pursuant to Article 44.3.4;

44.3.

44.3.1.
The Board of Directors shall not register a person as a holder of a Share unless the person has given to the Board of Directors a declaration (in a form prescribed by the Board of Directors) signed by him or on his behalf, stating his name, nationality, that he is not a Relevant Person falling within paragraphs (a) or (b) of the definition of that term and other information required by the Board of Directors.

44.3.2.	The Board of Directors shall maintain a register (the “Relevant Shares Register”), in which particulars shall be entered of any Share which has been:

(a)	acknowledged by the holder (or by a joint holder) to be a Relevant Share;

(b)	declared to be a Relevant Share pursuant to Article 44.3.4; or

(c)	determined to be an Affected Share pursuant to Article 44.4.2;

and which has not ceased to be a Relevant Share. The particulars in the Relevant Shares Register in respect of any Share shall include the identity of the holder or joint holders and information requested by and supplied to the Board of Directors.

44.3.3.
Each registered holder of a Share which has not been acknowledged to be a Relevant Share who becomes aware that such Share is or has become a Relevant Share shall forthwith notify the Company accordingly.

44.3.4.
The Board of Directors may notify in writing the registered holder of a Share which is not in the Relevant Shares Register and appears to be a Relevant Share, requiring him to show that the Share is not a Relevant Share.  Any person to whom such notice has been issued may within 21 clear days after the issue of the notice (or such longer period as the Board of Directors may decide) represent to the Board of Directors why such Share should not be treated as a Relevant Share but if, after considering such representations and other relevant information, the Board of Directors is not so satisfied, it shall declare such Share to be a Relevant Share and treat it as such.

44.3.5.
The Board of Directors shall remove a Relevant Share from the Relevant Shares Register if the holder of the Relevant Share gives to the Board of Directors a declaration (in a form prescribed by the Board of Directors), together with such other evidence as the Board of Directors may require, which satisfies it that such Share is no longer, or should not be treated, as a Relevant Share.

44.4.

44.4.1.
Article 44.4.2 shall apply for so long as the Company holds or enjoys any Operating Right where the Board of Directors determines that it is necessary to take steps to protect any Operating Right because an Intervening Act is contemplated, threatened or intended, may take place or has taken place;

44.4.2.
Where a determination has been made under Article 44.4.1, the Board of Directors shall take such of the following steps as they consider necessary or desirable to overcome, prevent or avoid an Intervening Act:

44.4.2.1.	the Board of Directors may remove any Director from office, by a resolution passed by a majority of 75 per cent or more of the other Directors present and voting at the relevant meeting;

44.4.2.2.
the Board of Directors may seek to identify those Relevant Shares  which gave rise to the determination under Article 44.4.1 and by a resolution passed by a majority of 75 per cent or more of the Directors present and voting at the relevant meeting deal with such Shares as Affected Shares; and

44.4.2.3.
when the aggregate number of Relevant Shares in the Relevant Shares Register exceeds the Permitted Maximum, the Board of Directors may deal with the Relevant Shares which it decides, by a resolution passed by a majority of 75 per cent or more of the Directors present and voting at the relevant meeting, are in excess of the Permitted Maximum as Affected Shares.

44.5.
The Board of Directors shall give an Affected Share Notice to the registered holder of any Affected Share and state that Article 44.6 is to be applied forthwith in respect of such Affected Share. The registered holder of the Affected Share may within 21clear days after the issue of the notice (or such longer period as the Board of Directors may decide) represent to the Board of Directors why such Share should not be treated as an Affected Share and if, after considering such representations and other relevant information, the Board of Directors considers that the Share should not be treated as an Affected Share it shall forthwith withdraw the Affected Share Notice and Article 44.6 shall no longer apply to the Share.

44.6.
An Affected Share in respect of which an Affected Share Notice has been served shall be treated as a dormant share (as defined in section 308 of the Companies Law) except that the registered holder of the Affected Share shall continue to have the right to receive dividends and other distributions of the Company and participate in bonus or rights issues of the Company in respect of such Share.

44.7.
In deciding which Shares are to be treated as Affected Shares, the Board of Directors shall have regard to the Relevant Shares which in its opinion have directly or indirectly caused the determination under Article 44.4 and the chronological order in which Relevant Shares have been entered in the  Relevant Shares Register (and accordingly treat as Affected Shares those Relevant Shares entered in the Relevant Shares Register most recently) except where such criterion would in their opinion be inequitable, in which event the Board of Directors shall apply such other criterion or criteria as they may consider appropriate.

44.8.	Subject to the other provisions of this Article 44, the Board of Directors shall be entitled to assume without enquiry that:

44.8.1.	all Shares not in the Relevant Shares Register and not falling within clause 44.8.2 are neither Relevant Shares nor Shares which would be or be capable of being treated as Affected Shares; and

44.8.2.
all or some specified number of the Shares are Relevant Shares held by a Relevant Person falling within paragraphs (a)-(b) in the definition of that term if they (or interests in them) are held by a Depositary, trustee, registration or nominee company or other agent unless and for so long as, in respect of any such Shares, it is established to their satisfaction that such Shares are not Relevant Shares.

44.9.
Any resolution or determination of, or any decision or the exercise of any discretion or power by, the Board of Directors or any one of the Directors under this Article 44 shall be final and conclusive.

44.10.

44.10.1.
On withdrawal of the determination under Article 44.4.1, the Board of Directors shall cease to act pursuant to such determination and inform every person on whom an Affected Share Notice has been served that Article 44.6 no longer applies in respect of such Share. The withdrawal of such a determination shall not affect the validity of any action taken by the Board of Directors under this Article whilst that determination remained in effect and such actions shall not be open to challenge on any ground whatsoever.

44.10.2.
The  Board of Directors shall, so long as it acts reasonably and in good faith, be under no liability to the Company or to any other person for failing to treat any Share as an Affected Share or any person as a Relevant Person in accordance with this Article and it shall not be liable to the Company or any other person if, having acted reasonably and in good faith it determines erroneously that any Share is an Affected Share, or any person is a Relevant Person or on the basis of such determination or any other determination or resolution, they perform or exercise their duties, powers, rights or discretions under this Article in relation to such Share.

44.11.
A person who has an interest in Shares by virtue of having an interest in Depositary Receipts shall be deemed to have an interest in the number of Shares represented by such Depositary Receipts and not (in the absence of any other reason why he should be so treated) in the remainder of the Depositary Shares held by the relevant Depositary.

45.	Cross Ownership and Control

45.1.	An Office Holder in the Company, an Interested Party in the Company, or an Office Holder in any Interested Party in the Company will not be a party to any agreement, arrangement or understanding with a Competing MRT Operator of the Company, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator of the Company, or any other body in which a Competing MRT Operator of the Company is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications (Bezeq) Services.

45.2.
An Office Holder in the Company, an Interested Party in the Company, or an Office Holder in any Interested Party in the Company will not Hold, directly or indirectly, five percent (5%) or more of any Mean of Control of a Competing MRT Operator of the Company, or serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator of the Company (subject to certain exceptions specified in the License); for this matter, "Holding" includes holding as an agent.

45.3.
An Office Holder in the Company, an Interested Party in the Company, or an Office Holder in any Interested Party in the Company will not Control a Competing MRT Operator of the Company, and will not cause himself, by any act or omission, to be Controlled by a Competing MRT Operator of the Company or by an Office Holder or an Interested Party in a Competing MRT Operator of the Company, or by an Interested Party in a Competing MRT Operator of the Company, or by a person or entity that Controls a Competing MRT Operator of the Company.

For the purposes of Article 45, the terms - "Competing MRT Operator," "Interested Party," "Office Holder," "MRT Services," "MRT Terminal Equipment," "Telecommunications (Bezeq) Services," "Means of Control," "Holding" and “Control” - shall bear the same meaning as in, and shall be interpreted in accordance with, the License.

Annex B

Partner Communication Company Ltd.
Legal Department

8 Amal Street
Afeq Industrial Park
P.O.Box 435
Rosh Ha'ayin 48103
Israel
Tel 972-54-7814191
Fax 972-54-7814193
www.orange.co.il

Date: ______________
Dear Mr. ________________

Letter of Indemnification

1.
Partner Communications Company Ltd. (“Partner”) hereby undertakes to indemnify you for any liability or expense that you incur or that is imposed on you in consequence of an action or an inaction by you (including prior to the date of this letter), in your capacity of an officer or director in Partner or as an officer or director on behalf of Partner in a company controlled by Partner or in which Partner has a direct or indirect interest (such companies being referred to herein as “Subsidiaries”), as follows:

1.1.
Financial liability that you incur or is imposed on you in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by the court; provided, that such liability pertain to one or more of the events set out in Schedule I hereto, which, in the opinion of the Board of Directors of Partner, are anticipated in light of Partner's activities at the time of granting this undertaking and are at the sum or measurement of indemnification determined by the Board of Directors to be reasonable given the circumstances set forth herein;

1.2.
Reasonable litigation expenses, including legal fees, that you may incur or for which you will be ordered to pay by a court in the context of proceedings filed against you by or on behalf of Partner or by a third party, or in a criminal proceeding in which you are acquitted or if you are convicted, for an offense which does not require criminal intent; and

1.3.
Reasonable litigation expenses, including legal fees that you may incur due to an investigation or proceeding conducted against you by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against you and either (i) no financial liability was imposed on you in lieu of criminal proceedings, or (ii) financial liability was imposed on you in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, within the meaning of the relevant terms in or in the law referred to in the Israeli Companies Law of 1999 (the “Israeli Companies Law”), or in relation to a financial sanction ("itzum caspi").

1.4.
Payment to the harmed party as a result of a violation set forth in Section 52.54(a)(1)(a) ((52נד(א)(1)(א) of the Israeli Securities Law of 1968 (the "Israeli Securities Law"), including by indemnification in advance.

1.5.
Expenses incurred in connection with a Procedure ("halich"), as defined in Section 56.8(a)(1) (56ח(א)(1)) of the Israeli Securities Law (a "Procedure"), in connection with any of your affairs including, without limitation, reasonable litigation expenses, including legal fees, including by indemnification in advance.

1.6.	Any other liability or expense indemnifiable under any applicable law.

2.
Partner may not indemnify you for your liability for: (i) a breach of duty of loyalty towards Partner unless you have acted in good faith and had reasonable grounds to assume that the action would not harm Partner's best interest; (ii) a breach of duty of care done intentionally or recklessly ("pzizut") except for negligence; (iii) an act intended to unlawfully yield a personal profit; (iv) a fine, a civil fine ("knass ezrahi"), a financial sanction ("itzum caspi") or a penalty ("kofer") imposed upon you; and (v)  a Procedure ("halich").

Upon the occurrence of an event for which you may be entitled to be indemnified, subject to the terms of this letter (including the limitations as to amount in Section 3.13) and any laws applicable at such time, Partner shall provide you with the necessary payments to cover all your expenses in respect of the legal proceedings in question, so that you will not have to pay for or finance them yourself.

3.	Indemnification pursuant to this letter will be subject to applicable law and to the following terms and conditions:

3.1.
That you notify Partner within a reasonable time of your learning of any legal proceedings instigated against you in connection with any event that may give rise to indemnification and that you provide Partner, or anyone specified by Partner, with any documents connected to the proceeding in question.

3.2.
That Partner reserves the right to represent you in the proceedings or to appoint legal counsel of its choice for this purpose (unless its choice of legal counsel is unacceptable to you on reasonable grounds). Partner or such legal counsel will take all necessary steps to bring the matter to a close and will keep you informed of key steps in the process.  The appointed counsel will be bound by a fiduciary duty to you and to Partner. If a conflict of interests should arise between the appointed counsel and yourself, counsel will inform Partner and you will be entitled to appoint a different counsel reasonably acceptable to Partner and the terms of this indemnification agreement shall apply to the new appointment. If Partner should decide to settle by arbitration or by mediation or by settlement, it shall be allowed to do so; provided, that you do not incur any additional expense or liability due to such arbitration, mediation or settlement or that you have otherwise agreed to such arbitration, mediation or settlement. If Partner so requests, you will sign any document that will empower it or any appointed counsel to represent you and defend you in any proceeding as stated above. You will cooperate as reasonably demanded of you with Partner and any appointed legal counsel. Partner shall cover all related expenses so that you will not have to make any payments or incur any expenses yourself.

3.3.
That whether or not Partner shall operate in accordance with section 3.2 above, indemnification shall still cover all and every kind of expense incurred by you that is included in section 1 of this letter so that you will not have to pay or finance them yourself.  You will not be indemnified for any expenses arising from a settlement, mediation or arbitration unless Partner has agreed to the settlement, mediation or arbitration.

3.4.
That upon your request for payment in connection with any event according to this indemnification letter, Partner shall complete all the necessary arrangements required by the law for payment and shall act to receive all necessary authorizations, if demanded. If any authorization should be required for payment, and the payment is not authorized for any reason, this payment or part of it will be subject to the approval of the court (if relevant) and Partner shall act in order to receive authorization.

3.5.
That in the event that you are paid for any sums in accordance with this letter of indemnification in connection with a legal proceeding, and later it becomes clear that you were not entitled to such payments, the sums will be considered as a loan given to you by Partner subject to the lowest interest rate for purposes of Section 3(9) of the Income Tax Ordinance (or any other legislation replacing it) which does not cause a taxable benefit. You shall be required to repay such amounts in accordance with the payment arrangements fixed by Partner, and at such time as Partner shall request in writing.

3.6
That you shall remain entitled to indemnification by Partner as provided in this letter of indemnification even when you are no longer an officer or director in Partner or in a Subsidiary on Partner’s behalf, as long as the events that led to the payments, costs and expenses for which indemnification is being sought are a result of an action or an inaction taken by you as such officer or director.

3.7
The terms contained in this letter will be construed in accordance with the Israeli Companies Law and in the absence of any definition in the Israeli Companies Law, pursuant to the Israeli Securities Law. Schedule I hereto constitutes an integral part hereof.

3.8
The obligations of Partner under this letter shall be interpreted broadly and in a manner that shall facilitate its implementation, to the fullest extent permitted by law, including, ipso facto, as further expanded in the future, and for the purposes for which it was intended. Without derogating from the generality of the foregoing, it is clarified that with respect to any expansion of indemnification that is currently, or will in the future be, permitted by law following incorporation of specific provisions in Partner’s Articles of Association, such expansion be in effect ipso facto even prior to such incorporation, based on Article 34.1 of the Articles of Association, which allows indemnification to the fullest extent permitted by law. In the event of a conflict between any provision of this letter and any provision of the law that cannot be superseded, changed or amended, said provision of the law shall supersede the specific provision in this letter, but shall not limit or diminish the validity of the remaining provisions of this letter.

3.9
The indemnification under this letter will enter into effect upon your signing a copy of the same in the appropriate place, and the delivery of such signed copy to Partner. It is hereby agreed that your agreement to accept this letter constitutes your irrevocable agreement that any previous undertaking of Partner for indemnification towards you, to the extent granted, shall become void automatically upon your signing this letter. Notwithstanding the above, if this letter shall be declared or found void for any reason whatsoever, then any previous undertaking of Partner for indemnification towards you, which this letter is intended to replace, shall remain in full force and effect.

3.10
Partner may, in its sole discretion and at any time, revoke its undertaking to indemnify hereunder, or reduce the Maximum Indemnity Amount (as defined in section 3.13 below) thereunder, or limit the events to which it applies, either in regard to all the officers or to some of them, to the extent such change or revocation relates solely to events that occur after the date of such change; provided, that prior notice has been given to you of its intention to do so, in writing, at least 60 days before the date on which its decision will enter into effect. No such decision will have a retroactive effect of any kind whatsoever, and the letter of indemnification prior to such change or revocation, as the case may be, will continue to apply and be in full force and effect for all purposes in relation to any event that occurred prior to such change or revocation, even if the proceeding in respect thereof is filed against you after the change or revocation of the letter of indemnification. In all other cases, this letter may not be changed unless Partner and you have agreed in writing.

3.11
This undertaking to indemnify is not a contract for the benefit of any third party, including any insurer, and is not assignable nor will any insurer have the right to demand participation of Partner in any payment for which an insurer is made liable under any insurance agreement that has been made with it, with the exception of the deductible specified in such agreement. For the avoidance of any doubt in the event of death this letter will apply to you and your estate.

3.12
No  waiver, delay, forbearance to act or extension granted by Partner or by you will be construed in any circumstance as a waiver of the rights hereunder or by law, and will not prevent any such party from taking all legal and other steps as will be required in order to enforce such rights.

3.13
The aggregate indemnification amount payable by Partner to all directors, officers and other indemnified persons pursuant to all letters of indemnification issued or that may be issued to them by Partner in the future (including, inter alia, to officers and directors nominated on behalf of Partner in Subsidiaries), will not exceed the higher of (i) 25% of shareholders equity (according to the latest reviewed or audited financial statements approved by Partner's Board of Directors prior to approval of the indemnification payment); and (ii) 25% of market capitalization (~~, each as~~ measured at the time of approval of the indemnification payment by the Board of Directors), according to the average market capitalization in the 30 trading days immediately preceding the Board of Director's resolution) (the “Maximum Indemnity Amount”).

3.14
The Maximum Indemnity Amount shall not be affected in any way by the existence of, or payment under, insurance policies. Payment of the indemnification shall not affect your right to receive insurance payments, if you receive the same (either personally or through Partner or on your behalf) and Partner will not be required to indemnity you for any sums that were, in fact, already paid to you or for you in respect of insurance or any other indemnification obligations made to you by any third party.  In the event there is any payment made under this letter and such payment is covered by an insurance policy, Partner shall be entitled to collect such amount of payment from the insurance proceeds. You will return to Partner any amount that you may receive pursuant to this letter, which is based on data or financial results that will later on be found to be erroneous and will be restated in Partner's financial statements, as will be implemented by Partner's Board of Directors.

3.15
In the event the indemnification amount Partner is required to pay to its directors and other indemnified persons, as mentioned in section 1 above, exceeds at any time the Maximum Indemnity Amount or the balance of the Maximum Indemnity Amount in accordance with section 3.13 above after deducting any indemnification amounts paid or payable by Partner to any of its directors or other indemnified persons at such time, such Maximum Indemnification Amount or such remaining balance will be allocated among the directors and the other indemnified persons entitled to indemnification, in the same ratio as with respect to any event the amount for which each individual directors or other indemnified persons may be indemnified is to the aggregate amount that all of the relevant directors and other indemnified persons involved in the event may be indemnified.

3.16	The foregoing does not derogate from Partner's right to indemnify you retroactively in accordance with that permitted by the Articles of Association of Partner and applicable law.

You should be aware that, insofar as indemnification for liabilities arising under the United States Securities Act of 1933 (the “U.S. Securities Act”) may be permitted to Partner’s directors and officers, Partner has been advised that in the opinion of the U.S. Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the U.S. Securities Act and is, therefore, unenforceable. In the event of a claim for such indemnification, Partner will (in accordance with an undertaking given to the SEC), unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the U.S. Securities Act and will be governed by the final adjudication of such issue.

[INTENTIONALLY LEFT BLANK]

The law of the State of Israel shall govern this Letter of Indemnification and all issues related thereto, without giving effect to any conflicts of law principles. The courts in Tel Aviv, Israel shall have the exclusive local and international jurisdiction, in connection with this Letter of Indemnification, except if an indemnification claim is related to a legal proceeding, already filed by a third party in a different court.

Respectfully,

______________________
On behalf of
Partner Communications Company Ltd.

I accept the terms and conditions of the above. I am aware that my agreement to accept this letter constitutes my irrevocable agreement that any previous undertakings of Partner for indemnification, to the extent granted, should become void automatically upon my signing this letter. Notwithstanding the above, if this indemnification letter shall be void for any reason whatsoever, then, any previous undertaking of Partner for indemnification towards me shall remain in full force and effect.

Signature: _____________

Name:  ________________

Date:  ________________

Schedule I

Subject to the provisions of the law, the following are the events referred to in section 1.1 of the Letter of Indemnification:

1.
Any offering of Partner’s securities to private investors and/or to the public and listing of such securities, and/or the offer by Partner to purchase securities from the public and/or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering and Partner’s status as a public company or as an issuer of securities.

Without limiting the generality of the foregoing, Partner's public offering of equity in 1999, public offering of debt securities in 2000, public offering of debt securities in 2005 (including any subsequent offer and sale of the debt securities of that class), redemption of debt securities in 2005, shelf registration in 2009, private offering of debt securities in 2009, public offering of debt securities in 2010, private offering of debt securities in 2011, public offering of debt securities in 2011 and shelf registration in 2012.

2.
All matters relating to Partner’s status, obligations and/or actions as a public company, and/or the fact that Partner’s securities were issued to the public or to private investors and/or are or were traded on a stock exchange (including, without limitation, Nasdaq stock market, the Tel Aviv Stock Exchange and the London Stock Exchange), whether in Israel or abroad.

3.
The erection, construction and operation of Partner’s mobile telephone network, including the erection and operation of antennas and other equipment and environmental issues, including undertakings, activities and communications with authorities regarding the foregoing and including the work performed by Partner’s subcontractors in connection therewith.

4.	The purchase, distribution, marketing and sale of handsets, other terminal equipment and any other of Partner’s products and/or any marketing plans and/or publications.

5.
A Transaction, Extraordinary Transaction, or an Activity within the meaning of Section 1 of the Israeli Companies Law, including negotiations for entering into a Transaction or an Activity, the transfer, sale, acquisition or charge of assets or liabilities (including securities) or the grant or acceptance of a right in any one of them, receiving credit and the grant of collateral, as well as any act directly or indirectly involving such a Transaction or Activity.

6.
Investments which Partner and/or its Subsidiaries and/or its affiliates make in other entities whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken or alleged omissions by you in the name of Partner and/or any subsidiary thereof and/or any affiliates thereof as a director, officer, employee and/or a board observer of the entity which is the subject of the transaction and the like.

7.
The merger acquisition or other business combination or restructuring, or any such proposed transaction and any decision related to it (by Partner or another person) of Partner, any subsidiary thereof and/or any affiliate thereof with, of or into another entity and/or the sale or proposed sale of the operations and/or business, or part thereof, or any dissolution, receivership, creditors' arrangement, stay of proceeding or any similar proceeding, of Partner, any of its Subsidiaries and/or any of its affiliates.

8.
Tender offers for Partner's securities, including in connection with Partner's Board of Directors' opinion regarding a Special Tender Offer as defined in the Israeli Companies Law or refraining from such opinion.

9.
Labor relations and/or employment matters in Partner, its Subsidiaries and/or its affiliates and trade relations of Partner, its Subsidiaries and/or its affiliates, including with independent contractors, customers, suppliers and service providers.

10.	The testing of products developed and/or marketed by Partner, its Subsidiaries and/or its affiliates and/or in connection with the distribution, sale, license or use of such products.

11.
The intellectual property of Partner, its Subsidiaries and/or its affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating to intellectual property infringement.

12.
Actions taken (or alleged omissions) pursuant to or in accordance with the policies and procedures of Partner, its Subsidiaries and/or its affiliates, whether such policies and procedures are published or not.

13.
The borrowing or other receipt of funds and any other financing transaction or arrangement, or any such proposed transaction or arrangement, whether or not requiring the imposition of any pledge or lien.

14.	Any Distribution (“haluka” - as defined in the Israeli Companies Law).

Without limiting the generality of the foregoing, any share repurchase and distribution of dividends, including, without limitation, in 2005 and distribution of dividends during the calendar years of 2006, 2007, 2008, 2009, 2010 (including the special dividend distribution as of March 2010, approved by the District Court), 2011 and 2012.

15.	Taking part in or performing tenders.

16.
The making of any statement, including a representation or opinion made by an officer or director of Partner in such capacity whether in public or private, including during meetings of the Board of Directors or any committee thereof.

17.	An act in contradiction to the Articles of Association or Memorandum of Partner.

18.	Any action or omission in connection with voting rights in Partner.

19.          Any action or decision in relation to work safety and/or working conditions.

20.          Actions taken pursuant to any of Partner’s licenses, or any breach thereof.

21.	Decisions and/or actions pertaining to the environment and/or the safety of handsets, including radiation or dangerous substances.

22.	A payment to the harmed party as a result of a violation set forth in Section 52.54(a)(1)(a) (52נד(א)(1)(א)) of the Israeli Securities Law.

23.	Negotiation for, signing and performance or non-performance of insurance policies.

24.
Events associated with the drawing up and/or approval of financial statements, including the acts or omissions relating to the adoption of financial reports (including International Financial Reporting Standards IFRS), preparation and signing Partner's financial statements, consolidated or on a sole basis, as applicable, as well as the editing or approval of the Directors' report or business plans and forecasts, providing an estimate of the  effectiveness of Partner's internal controls and other matters in connection with the financial statements and Directors' report and provision of statements relating to the financial statements.

25.	Events associated with business plans, including pricing, marketing, distribution, directives to employees, customers and suppliers and collaborations with other parties.

26.
Reporting and/or filing of applications or reports, under any applicable law (including immediate reports, periodic or other), disclosure, messaging, providing (or failure to provide) information, statements, declarations, evaluations, presentations, opinions, reviews, requests for approval, or otherwise to any governmental or quasi-governmental authority, stock exchange or regulatory body whether in Israel or abroad.

27.
Actions and any legal process, whether in Israel or abroad, relating, directly or indirectly, to any governmental or quasi-governmental authority, including with respect to trade restrictions, restrictive arrangements, mergers and monopolies.

28.	Investigations conducted against you by any governmental or quasi-governmental authority.

29.
Class actions, including class actions in respect of the environment, consumer protection or complaints, roaming, content services, the Communications Law of 1982, any of Partner’s licenses, Partner’s contracts, and anti-trust, derivative actions or any other legal proceedings against you and/or Partner and/or any of its Subsidiaries in connection with your role and/or activities in Partner or on its behalf.

30.
All matters relating to the change of control transaction, entered into on August 12, 2009, between Advent Investments Pte Ltd. and Scailex Corporation Ltd. (“Scailex”), under which Scailex agreed to acquire 78,940,104 Ordinary Shares of Partner.

31.	All matters relating to a potential sale of Partner’s securities by Scailex Corporation Ltd., any affiliates thereof or any other Material Shareholder (“ba’al menaya mahuti”) of Partner.

32.	Transactions or agreements entered into between Partner and any of its shareholders or between shareholders of Partner.

33.	Transfer of information to shareholders or potential shareholders of Partner, including Interested Parties.

34.	All matters relating to breach of Partner contracts.

35.
Activities Partner may pursue in new areas such as transmission services, access to high-speed Internet services, fixed line and long-distance telephony services, cable television and other communication services to subscribers.

36.
Establishment, registration, administration, or making use of registries and information databases, including as required by the provisions of the Protection of Privacy Law of 1981 (including regulations, orders, directives, rules or provisions and instructions) issued by any competent authority or by virtue of those authorities and any decision or other action relating to said law.

37.
A suspicion as to perpetration of an offence and/or breach of a statutory obligation under any law because of an action taken by Partner and that, according to any law, can also be attributed to you and/or because of an action taken by you by virtue of your function as officer or director in Partner and/or that was taken for the sake of Partner and/or on its behalf.

38.
A payment or non-payment to any governmental authority under any applicable law, including the payment of income tax, sales tax, betterment tax on real estate, transfer taxes, excise, value added tax, stamp tax, customs, National Insurance payments, municipal levies, royalty fees or any other fees, levies, financial sanction ("itzum caspi") in connection with any of Partner’s licenses, and including any kind of fines, interest and linkage increments.

39.	Any other actions which can be anticipated for companies of the type of Partner, and which the Board of Directors may deem appropriate.

40.	Any of the foregoing events, relating to your service as an officer or director in any of Partner's Subsidiaries on Partner's behalf.

41.	Any of the foregoing events, as it may relate to 012 Smile Telecom Ltd. or to any company in which it has a direct or indirect interest.

In each of the events specified above, including, without limitation, in connection with documents relating to these matters, and in connection with actions or decisions relating to these matters, and in connection with representations and undertakings made relating to these matters, including, without limitation, such representations and undertakings made towards third parties (including, without limitation, governmental authorities) or towards Partner or anyone on its behalf (including, without limitation, advisors, such as accountants, lawyers, etc.).

In each of the events specified above, reference to any action includes also failure to perform an action (omission) or performing it poorly (including, without limitation, non- performance of an action required under law or performing it in a poor manner that does not comply with the legal requirements), and including, without limitation, making a decision; in each case, unless the context in a specific item above does not allow this interpretation.

Annex "C"

Translation of Sections 21-24 of the License

Transfer of Means of Control

21.1
A holding of ten percent (10%) or more of any of the Means of Control in the Licensee will not be transferred, either directly or indirectly, either all at once or in parts, unless given the Minister’s prior written consent.

21.2
Non of the said Means of Control, or a part of them, in the Licensee, may be transferred in any way, if as a result of the transfer, control in the Licensee will be transferred from one person to another, unless given the Minister’s prior written consent.

21.3
No control shall be acquired, either direct or indirect, in the Licensee, and no person, whether on his/her own or together with his/her relative or with those acting with him/her on a regular basis, shall acquire in it ten percent (10%) or more of any of the Means of Control in the Licensee, whether all at once or in parts, unless given the Minister’s prior written consent.

21.4	1Cancelled

21.5
2Despite the provisions of sub-clauses 21.1 and 21.3 above, should there occur a transfer or purchase of a percentage of Tradable Means of Control in the Licensee requiring consent under clauses 21.1 and 21.3 (other than a transfer of purchase that results in a transfer of control), without the Minister’s consent having been sought, the Licensee shall report this to the Minister in writing, and shall make an application to the Minister to approve the said transfer or purchase of the Means of Control in the Licensee, within 21 days of the date on which the Licensee became aware of such.

In this Clause 21, “Tradable Means of Control” – Means of Control, including Global or American Depository Shares (GDR’s or ADR’s), or similar certificates, registered for trading on the securities exchange in Israel or overseas, and offered to the public by prospectus, or held by the public in Israel or overseas.

21.6
Neither the entry into an underwriting agreement relating to the issue or sale of securities to the public, the registration for trading on the securities exchange in Israel or overseas, nor the deposit or registration of securities with a registration company or with a depository agent or a custodian for the purpose of registration of GDRs or ADRs or similar certificates relating to the issue or sale of securities to the public shall in and of themselves be considered as a transfer of Means of Control in the Licensee3.

1 Amendment No. 52

2 Amendment No. 3

21.7	(a)
Irregular Holdings shall be noted in the Licensee’s members register (the list of shareholders) stating the fact that they are irregular, immediately upon the Licensee’s becoming aware of this, and a notice of the registration shall be given by the Licensee to the holder of such Irregular Holding and to the Minister.

(b)
Irregular Holdings, noted as aforesaid in clause 21.7(a), shall not provide the holder with any rights, and shall be “dormant shares” as defined in Section 308 of the Companies Law 5759-1999, expect in the case of the receipt of a dividend or any other distribution to shareholders (especially the right to participate in an allotment of rights calculated on the basis of holdings of Means of Control in the Licensee, although holdings accumulated as aforesaid shall also be considered as Irregular Holdings), and therefore no action or claim of the activation of a right by virtue of the Irregular Holdings shall have any force, except in the case of the receipt of a dividend or any other distribution as aforesaid.

Without derogating form the generality of the above:

(1)
A shareholder who takes part in a vote during a meeting of shareholders shall advise the Licensee prior to the vote, or in the case of documentary voting on the voting document, whether his holdings in the Licensee or his voting require consent under clauses 21 and 23 of the License or not; where a shareholder does not so advise, he may not vote and his vote shall not count.

(2)
No director of the Licensee shall be appointed, elected or transferred from office by virtue of an Irregular Holding; should a director be appointed, elected or transferred from office as aforesaid, the said appointment, election or transfer, as the case may be, shall be of no effect.

(3)	Irregular Holdings shall not provide voting rights in the general meeting;

For the purposes of this clause:

“Irregular Holdings” – the holding of Tradable Means of Control without the Minister’s consent as required under clause 23, and all holdings of a person holding Tradable Means of Control acting contrary to the provisions of clause 24; for so long as the Minister’s consent under clause 21 has been sought but not yet granted, or whilst there is a situation of breach of the provisions of clauses 23 or 24.

3 Amendment No. 4

(c)	The provisions of clause 21.7 shall be included in the Articles of Association of the Licensee, including the provisions of clause 21.9, mutatis mutandis.

21.8
For so long as the Articles of Association of the Licensee provide as set out in clause 21.7, and the Licensee acts in accordance with the provisions of clauses 21.5 and 21.7, and for so long as none of the holdings of Founding Shareholders or their Substitutes4  reduces to less than 26% 5 6 7 of all Means of Control in the Licensee immediately prior to the listing of the shares for trade, and for so long as the Articles of Association of the Licensee provide that a majority of the voting power in the general meeting of the Licensee may appoint all members of the Board of Directors of the Licensee, other than external directors required by any law and/or the relevant Exchange Rules, the Irregular Holdings shall not, in and of themselves, give rise to a cause for the cancellation of the Licensee.

'For the purpose of this article: "Founding Shareholders or their Substitutes"- Matbit Telecommunications Systems Ltd., Advent Investment Pte Limited, Matav Investments Ltd and Tapuz Cellular Systems limited Partnership as well as any other entity that one of them has transferred the Means of Control in the Licensee to, with the Minister's consent, before 4.7.2004 (each of the above entities shall be termed "Founding Shareholder"), as well as any other entity that a Founding Shareholder will transfer Means of Control in the Licensee to after 4.7.2004, provided that the Minister gave his written consent that the transferree be considered for this matter as the Founding Shareholder's substitute from the date to be determined by the Minister, including anyone that is an Israel Entity as defined in Article 22A.2, that purchased Means of Control from the Licensee and received the Minister's approval to be considered a founding shareholder or their substitute from the date set by the Minister8. Such consent under this article does not exempt the Licensee from the obligation to receive the Minister's consent for every transfer of the Means of Control in the Licensee that requires the Minister's consent in accordance with any other article in the License.9

21.9	The provisions of clauses 21.5 through 21.8 shall not apply to the founding shareholders or their substitutes.10

4 Amendment No. 25

5 Amendment No. 9

6 Amendment No. 28

7Amendment No. 31

8 Amendment No. 31

9Amendment No. 25

10 Amendment No. 31

22.	Placing a Charge on Means of Control

Any shareholder in the company that holds the License, or a shareholder in an Interested Party in the same company, is not allowed to encumber his/her shares, in a way that the realization of the charge would cause a change in the ownership in ten percent (10%) or more of any of the Means of Control in the Licensee, unless the charge agreement includes a constraint, according to which the charge cannot be realized without prior consent, in writing, by the Minister.

22A.	Israeli Requirement and Holdings of Founding Shareholders or their Substitutes11

22A.1.
The total cumulative holdings of the "Founding Shareholders or their Substitutes", as defined in Article 21.8, (including anyone that is an “Israeli  Entity” as defined in Article 22.2A below, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister), and are bound by an agreement for the fulfillment of the provisions of Article 22A of the License  (in this Article they will all be considered “Founding Shareholders or their Substitutes”) shall not be reduced to less than 26% of each of the Means of  Control in the Licensee.

22A.2
The total cumulative holdings of "Israeli Entities", one or more, that are considered as one of the Founding Shareholders or their Substitutes, from the total holdings of Founding Shareholders or their Substitutes as set forth in Article 22A.1 above, shall not be reduced at all times to less than 5% of the total issued share capital and from each of the Means of Control in the Licensee. For this matter, the issued share capital of the Licensee shall be calculated by deducting the number of “Dormant Shares” held by the Licensee.

In this Article-

"Israeli Entity"- for an individual-an Israeli citizen or resident of Israel,  For a corporation- a corporation that was incorporated in Israel and an individual that is a citizen and a resident of Israel, controls the corporation either directly or indirectly, as long as the indirect control shall be only through a corporation that was incorporated in Israel, one or more. However, for the matter of indirect holdings, the Prime Minister and the Minister of Communications may approve holdings through a corporation that has not been incorporated in Israel, as long as the corporation does not directly hold shares in the Licensee, and only if they are convinced that this will not derogate from the provisions of this article. For this matter,  “Israeli citizen”- as defined in the Nationality Law, 5712-1952; “resident”-as defined in the Inhabitants Registry Law, 5725-1965.

11 Amendment No. 31-Amendment No. 31 will come into effect upon completion of all of the obligations set forth in article 22A and no later than 30 June 2005, in accordance with the Ministry of Communications document 62/05-4031 dated 13 March 2005

For this matter, "Dormant Shares"- as defined in Article 308 of the Companies Law, 5759-1999.

22A.3
At least one tenth (10%) of the members of the Board of Directors of the Licensee shall be appointed by the Israeli Entities as set forth in Article 22A.2. Notwithstanding the above-mentioned, for this matter- if the Board of Directors of the Licensee shall consist of up to 14 members – at least one director shall be appointed by the Israeli entities as set forth in Article 22.2A above, if the Board of Directors of the Licensee shall consist of between 15 and 24 members-at least 2 directors shall be appointed by the Israeli entities as set forth in Article 22.2A above and so on and so forth.

22A.4
The Licensee's Board of Directors shall appoint from among its members that have security clearance and security compatibility  to be determined by the General Security Service  (hereinafter: “ Directors with Clearance”) a committee to be designated  "the  Committee for Security Matters", or CSM.

The CSM shall consist of at least 4 Directors with Clearance including at least one External Director. Security matters shall be discussed, subject to Article 22A.5, solely by the CSM. A resolution that was adopted or an action that was taken by the CSM, shall have the same effect as a resolution that was adopted or an action that was taken by the Board of Directors and shall be discussed by the Board of Directors only if necessary in accordance with Article 22A.5 and subject to Article 22A.5.

In this article-“security matters”-as defined in the Bezeq Order (Determination of Essential Service Provided by “Bezeq”, the Israeli Telecommunications Company Ltd), 5757-1997, as of March 9, 2005.

22A.5
Security matters that the Board of Directors or the Audit Committee of the Licensee shall be required to consider in accordance with the mandatory provisions of the Companies Law, 5759-1999, or in accordance with the mandatory provisions of any other law that applies to the Licensee shall be discussed, if they need to be discussed by the Board of Directors or the Audit Committee, only in the presence of Directors with Clearance. Directors that do not have security clearance shall not be allowed to participate in this Board of Directors or Audit Committee meeting and shall not be entitled to receive information or to review documents that relate to this matter. The legal quorum for such meetings shall include only Directors with Clearance.

The Licensee may set out in its Articles of Association that an Office Holder, who in the capacity of his position or based on the provisions of the law or the Articles of Association, should have received information or participate in security matter meetings and this was denied him due to Article 22A.5, will be released  from any liability for any claim of breach of  duty of care towards the Licensee, if the breach of duty of care was  a result of his or her inability to participate in the meetings or receive  information.

22A.6	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to another organ in the company, regarding security matters

22A.7
(a) The Minister shall appoint an observer for the Board of Directors and committee meetings, who has security clearance and security compatibility that will be determined by the General Security Services.

(b) The observer shall be a government employee, qualified to serve as a director, in accordance with Chapter C of the Government Companies Law, 5735-1975.

(c) In addition, and without derogating from any duty imposed on him by any law, the observer shall be bound by confidentiality towards the Licensee, except as the matter may be required  to fulfill his  responsibilities as an observer. The observer shall not act as an observer or in any other capacity for any entity that deals with the provision of telecommunication services and directly competes  with the Licensee, and shall refrain from any conflict of interest between his position as an observer and between the Licensee, excluding conflicts of interest that result from his being a government employee that is fulfilling his responsibilities  as an observer with the Licensee. The observer shall undertake towards the Licensee not to serve as an observer or an office holder, and not to fulfill a position or be employed, directly or indirectly by any  entity that directly competes  with the Licensee or  has a conflict of interest with the Licensee, excluding a conflict of interest that results from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee throughout the duration of his position as an observer with the Licensee and for eighteen months  after he completes this term.

In any case of a dispute regarding a conflict of interest of the observer, the matter shall be decided by the State Attorney General or a person on his behalf.

(d) Notices to Board of Director and committee meetings, including the CSM, shall be sent to the observer and he shall be entitled to participate as an observer in each such meeting.

(e) The observer's entitlement to receive information from the Licensee, shall be the same as a director. If the Licensee believes that certain information that is sensitive business information is not required by the observer in order to fulfill his duties, the Licensee may delay delivery of such information to the observer and shall inform him accordingly. If the observer believes that he should receive such information, the matter shall be decided by the head of the General Security Services.

(f) If the observer believes that the Licensee adopted or is about to adopt a resolution regarding security matters, contrary to the provisions of the License, contrary to Article 13 of the Law or contrary to the provisions of Article 11 of the General Security Services Law, 5762-2002, he shall immediately notify the Licensee in writing. Such a notice shall be sent to the chairman of the Board of Directors and to the chairman of the CSM and adequate time shall be given, under the circumstances of the case, to remedy the breach or to change the resolution, if possible.

22A.8	The provisions of Article 22A of the License shall be adopted in the Articles of Association of the Licensee.

Section C: Cross-Ownership and Conflict of Interests

23.	Prohibition of Cross-Ownership

23.1
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, shall not hold, either directly or indirectly, five percent (5%) or more of any Means of Control in a Competing MRT Operator, and shall not serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator; for this matter, “Holding” includes holding as an agent.

23.2
Notwithstanding the provisions of Paragraph 23.1, the Minister may, based upon written request, permit an Office Holder in the Licensee to serve as an Office Holder in an Interested Party in a Competing MRT Operator, or permit an Office Holder in an Interested Party in the Licensee to serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator, if he is satisfied, that this will not harm the competition in MRT Services;  the Minister may condition the granting of such permit on conditions that the Office Holder must fulfill for prevention of harm to the competition as aforesaid.

23.3
Notwithstanding the provisions of Paragraph 23.1, an Interested Party in the Licensee, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in a Competing MRT Operator, and an Interested Party in a Competing MRT Operator, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in the Licensee, provided it does not have a representative or an appointee on its behalf among the Office Holders of a Competing MRT Operator or of the Licensee, as the case may be, unless it is required to do so by law.

23.4
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, will not control a Competing MRT Operator, and will not cause it, by any act or omission, to be controlled by a Competing MRT Operator or by an Office Holder or an Interested Party in a Competing MRT Operator, or by an Office Holder in an Interested Party in a Competing MRT Operator, or by a person or corporation that controls a Competing MRT Operator.

23.5	The rate of indirect holding in a corporation will be a product of the percentage of holdings in each stage of the chain of ownership, subject to what is set out in Paragraph 23.6; for example:

(A)	‘A’ holds 40% in Company ‘B’;

(B)	Company ‘B’ holds 40% in Company ‘C’;

(C)	Company ‘C’ holds 25% in Company ‘D’;

(D)	Therefore, Company ‘A’ holds, indirectly, 4% of Company ‘D’.

23.6
For the matter of this Paragraph and Paragraphs 14.1 (G) (6), (7), (8), (8a), (9) and 21.4, if a certain body (hereinafter: “the Controlling Body”) controls another body that has holdings, directly or indirectly, in the Licensee (hereinafter: “the Controlled Body”), the Controlling Body, and also any other body controlled by the Controlling Body, will be attributed with the rate of holdings in the Licensee that the Controlled Body has, directly or indirectly; according to the following examples:

A.	Direct holdings:

(1)	‘A’ holds 50% in Company ‘B’, and controls it;

(2)	Company ‘B’ holds 50% in Company ‘C’, and controls it;

(3)	Company ‘C’ holds 10% in the Licensee and does not control it;

(4)
Therefore, notwithstanding that ‘A’s’ holdings in the Licensee in accordance with the instructions of Paragraph 5.6 are 2.5%, ‘A’ and also any body controlled by ‘A’ will be deemed as an Interested Party holding 10% in the Licensee.

B.	Indirect holdings:

(1)	‘A’ holds 50% of Company ‘B’ and controls it;

(2)	Company ‘B’ holds 40% of Company ‘C’ and controls it;

(3)	Company ‘C’ holds 40% of Company ‘D’ and does not control it;

(4)	Company ‘D’ holds 40% of the Licensee and does not control it;

(5)
Therefore, ‘A’ and any body controlled by ‘A’ will be regarded as having a holding in the Licensee at the rate of holdings of Company ‘C’ in the Licensee, which is holdings of 16% (according to the method set out in Paragraph 23.5 for the calculation of the rate of indirect holdings in the absence of control), and in this manner, ‘A’ and any body controlled by ‘A’ is an Interested Party in the Licensee.

23.7
If a certain body has indirect holding in the Licensee, through two or more Interested Parties, then for the purpose of its definition as an Interested Party, and for the purpose of determining the rate of holding with regard to this Paragraph, the greatest indirect rate of holding will be taken into account, and also any rate of holding that derives from the chain of holdings through which the said holding body is attributed with the holdings of corporations controlled by it in accordance with the provisions of Paragraph 23.6;  the rates of holdings that derive from two or more chains that will be taken into account as stated above, will be cumulative for the purpose of calculating the rate of holdings.

23.8
The Minister may, in response to a written request, permit an Interested Party in the Licensee to hold, either directly or indirectly, five percent (5%) or more in any of the Means of Control of a Competing MRT Operator, if the Minister is satisfied that this will not harm competition in the MRT field; 12the Minister may condition the granting of the said permit on a condition that the Interested Party in the Licensee or competing MRT Operator is an Interested Party merely by virtue of the provisions of Article 23.6 .

24.	Prohibition of Conflict of Interests

The Licensee, any body in which the Licensee is an Interested Party, an Office Holder in the Licensee or an Interested Party in the company holding the License or an Office Holder in an Interested Party therein, will not be party to any agreement, arrangement or understanding with a Competing MRT Operator, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator, or any other body in which a Competing MRT Operator is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications Services.

[THIS DEED OF VOTE IS A CONVENIENCE TRANSLATION FROM THE BINDING
HEBREW VERSION OF DEED OF VOTE (KTAV HATZBA'A) REQUIRED BY ISRAELI LAW]

Date: March 7, 2013

Partner Communications Company Ltd.
Deed of Vote

Part I

In accordance with the Companies Regulations (Deeds of Vote and Position Notices) of 2005

Name of the Company: Partner Communications Company Ltd. (the “Company”).
Type, date and place of meeting: Extraordinary General Meeting (the “EGM”) will be held on Thursday, April 11, 2013 at 10:00 am. (Israel time), at the Company's offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof. The telephone number for inquiries is +972-54-781-4191.

Pursuant to the Israeli Companies Law of 1999 (the “Israeli Companies Law”) and the Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005 (the “Deed of Vote Regulations”), shareholders who will not attend the meeting in person may vote with respect to items no. 1-2, 3(i)-3(v), and 4-5 on the agenda by a Hebrew form of deed of vote (ktav hatzba'a) and these items are subject to provisions set forth in the Israeli Companies Law and the Deed of Vote Regulations (the “Regulations Procedure”). For the shareholder’s convenience, items no. 3(vi)-3(vii) on the agenda are also included in this document although said items are not subject to the Regulations Procedure.

For the Shareholders’ Convenience, below are the Items 3(vi)-3(vii) on the Agenda, which are Not Subject to the Regulations Procedure:

3.	Approval of amendments to the Company’s Articles of Association regarding:

(vi) shareholders limited liability; and

(vii) miscellaneous provisions.

The Items on the Agenda, which are Subject to the Regulations Procedure:

1.
Approval and Ratification of the Compensation Terms of Several Directors, Approval and Ratification (subject to the Adoption of Resolution 4 below) of Indemnification of Several Directors and that these Directors Benefit from the Company's D&O Insurance Policy.

Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the annual general meeting unless otherwise provided in the Company’s Articles of Association.

Under the Company's Articles of Association, the Board of Directors has the right to elect any person as a director and to fill an office which became vacant. Any director elected in such manner shall serve in office until the coming annual meeting, and may be re-elected. Accordingly, following the completion of the Change of Control Transaction (as defined below), certain directors resigned from Partner's Board of Directors and the Board of Directors has elected on January 29, 2013, Messrs Shlomo Rodav, Arieh Saban, Adam Chesnoff, Fred Gluckman, Elon Shalev, Sumeet Jaisinghani and Yoav Rubinstein, as directors of the Company (the "New Directors"). The service of the New Directors was recommended by S.B. Israel Telecom Ltd., a company (“SB Telecom”), which is an affiliate of Saban Capital Group, Inc.  As reported in 2012 by Scailex Corporation Ltd. (“Scailex”), SB Telecom and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them).

               The Compensation Committee and Board of Directors have noted the respective personal interests of the New Directors, Mr. Ilan Ben Dov and Mr. Yahel Shachar in the resolutions below. The Compensation Committee and Board of Directors have further resolved and recommended to the shareholders at the EGM, (a) to approve and ratify a compensation for Messrs Arieh Saban, Adam Chesnoff, Fred Gluckman, Elon Shalev, Sumeet Jaisinghani, Yoav Rubinstein, Ilan Ben Dov and Yahel Shachar commencing from January 29, 2013 (the date of the Change of Control Transaction), for their respective services to the Company as directors, equal to: (i) an annual fee of NIS 180,000 (one hundred and eighty thousand NIS); and (ii) an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% by means of communication, or 50% in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand, payable according to the representative exchange rate on the payment date) as previously approved by the shareholders, (the “Compensation”); and (b) to approve and ratify the reimbursement of reasonable expenses in connection with the performance of role of the New Directors and Messrs Ilan Ben Dov and Yahel Shachar.

The Compensation Committee and Board of Directors have approved, and recommended to the shareholders at the EGM, to approve that (i) subject to the adoption of the pertinent part of Resolution 4 below, each of Messrs Shlomo Rodav, Arieh Saban, Adam Chesnoff, Fred Gluckman, Elon Shalev, Sumeet Jaisinghani, Yoav Rubinstein, Ilan Ben Dov and Yahel Shachar will be granted an indemnification letter; and (ii) that these directors benefit from the Company's D&O insurance policy.

It is proposed that at the EGM the following resolutions be adopted:

(i)
RESOLVED, to approve and ratify (A) the Compensation of Messrs Arieh Saban, Adam Chesnoff, Fred Gluckman, Elon Shalev, Sumeet Jaisinghani, Yoav Rubinstein, Ilan Ben Dov and Yahel Shachar, commencing from January 29, 2013, and (B) the reimbursement of expenses of each of these directors and Mr. Shlomo Rodav;

(ii)
RESOLVED, to approve and ratify (A) subject to the adoption of the pertinent part of Resolution 4 below, the grant of an indemnification letter to each of the New Directors, Mr. Ilan Ben Dov and Mr. Yahel Shachar, and (B) that these directors benefit from the Company's D&O insurance policy; and

(iii)	RESOLVED, that these resolutions are in the best interest of the Company.”

2.	Approval and Ratification of a “Run-Off” Insurance Policy for Directors and Other Office Holders of the Company.

The Israeli Companies Law and the Company’s Articles of Association authorize the Company to enter into an insurance contract, and to arrange and pay all premiums in respect of an insurance contract, for the insurance of the liability of directors and other Office Holders (as defined in the Israeli Companies Law) of the Company for liabilities he or she incurs as a result of a direct or indirect action or inaction undertaken by such person (or together with other directors or officers of the Company) in his or her capacity as a director or officer of the Company with respect to matters permitted under the Israeli Companies Law.

 The Company wishes to adopt a “Run-Off” insurance policy (the "Run-Off Policy") for seven years from January 29, 2013 (the date of consummation of SB Telecom’s purchase of 47,833,333 Ordinary Shares of the Company from Scailex (the "Change of Control Transaction")) with a limit of US $50 million covering liability of the Company's directors, officers and employees acting in their managerial and/or supervisory capacity for acts, errors or omissions committed during the period between October 28, 2009 (the date of acquisition of control by Scailex) and January 29, 2013 (the date of Change of Control Transaction). The premium to be paid by the Company for the said seven year policy is U.S. $675,950. The terms of the Run-Off Policy equally apply to all of the Company's directors, officers and employees as aforesaid.

The Compensation Committee, the Audit Committee and the Board of Directors have resolved to approve and ratify and to recommend to the shareholders at the EGM to approve and ratify, the Run-Off Policy and resolved that the Run-Off Policy is in the best interest of the Company.

The Directors have noted that the directors who served in that role prior to the Change of Control Transaction have a Personal Interest in this matter.

It is proposed that at the EGM the following resolutions be adopted:

(i)
“RESOLVED, to approve and ratify the Run-Off Policy and the payment of a premium therefor in the amount of  U.S. $675,950,  effective as of the consummation of the Change of Control Transaction (January 29, 2013).

(ii)	RESOLVED, that the resolution is in the best interest of the Company.”

3.	Approval of Amendments to certain Provisions of the Company’s Articles of Association.

In recent years, the Israeli Companies Law has undergone extensive amendments. The Company proposes to amend its Articles of Association to reflect certain provisions of the Israeli Companies Law and regulations promulgated thereunder, certain amendments of the Israeli Securities Law of 1968 (as amended) (the “Israeli Securities Law”), and other updates.

        The full text of the proposed amendments is annotated on the amended Articles of Association attached to the Proxy Statement distributed with this Deed of Vote (the “Proxy Statement”). The proposed amendments are also described in the Proxy Statement and include amendments of certain articles related to (i) the required majority for certain shareholders resolutions, (ii) insurance of our Office Holders, (iii) indemnification of our Office Holders, (iv) release of our Office Holders, (v) prospective legal amendments, (vi) shareholders limited liability clarification, and (vii) other miscellaneous amendments.

The Audit Committee and Board of Directors have approved, and recommended to the shareholders at the EGM to approve, the amendments to the Articles of Association, detailed in the form annotated on Annex “A” attached to the Proxy Statement, and that these amendments are in the best interest of the Company.  The directors have noted that they all have a Personal Interest in the insurance,  indemnification and release Articles (items (3)(ii) – (3)(v) on the agenda) and the directors Messrs Shlomo Rodav, Arieh Saban, Adam Chesnoff, Fred Gluckman, Elon Shalev, Sumeet Jaisinghani, Yoav Rubinstein, Ilan Ben Dov and Yahel Shachar have noted that for the sake of being cautious they may be deemed to have a Personal Interest in the required majority amendments (item (3)(i) on the agenda(.

  It is proposed that at the EGM the following resolutions be adopted:

"RESOLVED, that the amendments to the Articles of Association, substantially in the form annotated on Annex “A” attached to the Proxy Statement, are hereby approved, as follows:

(i)	with respect to the majority required for shareholders resolutions, as described in item 3(i) on the agenda;

(ii)	with respect to insurance, as described in item 3(ii) on the agenda;

(iii)	(with respect to indemnification, as described in item 3(iii) on the agenda;

(iv)	with respect to release, as described in item 3(iv) on the agenda;

(iv)	with respect to the prospective legal amendments, as described in item 3(v) on the agenda;

(vi)	with respect to the shareholders limited liability, as described in item 3(vi) on the agenda; and

(vii)	with respect to the miscellaneous provisions, as described in item 3(vii) on the agenda.

RESOLVED, that these resolutions are in the best interest of the Company.”

4.
Approval and Ratification of the Grant of Indemnification Letters to the following Directors: (i) Mr. Shlomo Rodav, (ii) Mr. Arieh Saban, (iii) Mr. Adam Chesnoff, (iv) Mr. Fred Gluckman, (v) Mr. Elon Shalev, (vi) Mr. Sumeet Jaisinghani,  (vii) Mr. Yoav Rubinstein, (viii) Mr. Ilan Ben Dov, and (ix) Mr. Yahel Shachar.

The Israeli Companies Law and the Company’s Articles of Association authorize the Company, subject to the required approvals, to indemnify in advance directors and other Office Holders of the Company for liabilities or expenses he or she incurs, as a result of action or inaction by such person (or together with other directors or officers of the Company) in his or her capacity as a director or officer of the Company for certain liabilities, as described in the Proxy Statement.

On October 22, 2009, the shareholders of the Company approved the grant of an indemnification letter to each of the Company's then current and future directors. On May 8, 2012, the shareholders of the Company approved the grant of indemnification letters to several directors currently serving on the Board of Directors. The Company proposes to issue to each of (i) Mr. Shlomo Rodav, (ii) Mr. Arieh Saban, (iii) Mr. Adam Chesnoff, (iv) Mr. Fred Gluckman, (v) Mr. Elon Shalev, (vi) Mr. Sumeet Jaisinghani,  (vii) Mr. Yoav Rubinstein, (viii) Mr. Ilan Ben Dov, and (ix) Mr. Yahel Shachar, in each case, serving (including prior to the date thereof) as the Company's director, or as a director or officer on behalf of the Company in other companies (each, an “Indemnified Person”) a new Indemnification Letter substantially in the form attached to the Proxy Statement as Annex “B” (the “Indemnification Letter”).

As previously approved, the aggregate indemnification amount payable by the Company to all the directors, officers and other indemnified persons pursuant to all letters of indemnification issued or that may be issued to them by the Company in the future will not exceed the higher of (i) 25% of shareholders equity and (ii) 25% of market capitalization, each as measured at the time of indemnification (the "Maximum Indemnity Amount"). The Indemnification Letter is annotated to show changes made from the version of the Indemnification Letter approved by the shareholders on May 8, 2012 (A) to clarify the calculation method of the Maximum Indemnity Amount, and (B) to state that an Indemnified Person shall repay to Partner any amount received pursuant to the Indemnification Letter, which is based on data or financial results that will later be found to be erroneous and restated in Partner's financial statements.

For the avoidance of doubt, in the event that at the EGM any of item 4(viii) or 4(ix) below will not be adopted, the current indemnification letter granted to the pertinent director holding indemnification letters (Mr. Ilan Ben Dov or Mr. Yahel Shachar) is not substituted by the Indemnification Letter proposed for that director.

The Compensation Committee, the Audit Committee and the Board of Directors of the Company have approved and ratified, and recommended to the shareholders at the EGM to approve and ratify, the grant of the Indemnification Letter to each Indemnified Person, resolved that the Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed on Schedule I of the Indemnification Letter are anticipated in light of Partner's current activities, and resolved that such resolutions are in the best interest of the Company. The directors have noted that the directors who are Indemnified Persons have a Personal Interest in this matter.

It is proposed that at the EGM the following resolutions be adopted:

(i)	“RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Shlomo Rodav and to provide him with an Indemnification Letter;

(ii)	RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Arieh Saban and to provide him with an Indemnification Letter;

(iii)	RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Adam Chesnoff and to provide him with an Indemnification Letter;

(iv)	RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Fred Gluckman and to provide him with an Indemnification Letter;

(v)	RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Elon Shalev and to provide him with an Indemnification Letter;

(vi)	RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Sumeet Jaisinghani and to provide him with an Indemnification Letter;

(vii)	RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Yoav Rubinstein and to provide him with an Indemnification Letter;

(viii)	RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Ilan Ben Dov and to provide him with an Indemnification Letter; and

(ix)	RESOLVED, to approve and ratify the Company’s undertaking to indemnify Mr. Yahel Shachar and to provide him with an Indemnification Letter.

RESOLVED, with respect to each item above, that the Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed on Schedule I of the Indemnification Letter are anticipated in light of Partner's current activities.

RESOLVED, that these resolutions are in the best interest of the Company.”

5.	Approval and Ratification as a “Framework Transaction” of an Extension of the Agreement to Purchase Handsets, Accessories, Spare Parts and Repair Services from Scailex Corporation Ltd.

The shareholders of the Company have approved and ratified on May 5 2011, as a framework transaction, an agreement with Scailex to purchase, from time to time, cellular handsets, accessories and spare parts manufactured by Samsung (the “Products”) that are imported to and marketed in Israel by Scailex, for repair services of such Products and additional commercial arrangements between Scailex and the Company regarding annual purchase volumes of the Products and annual gross profit margin of Scailex from transactions with the Company (the “Existing Samsung Products Agreement”). The main terms of the Existing Samsung Products Agreement (as approved by the shareholders) are detailed in the Proxy Statement.

        The shareholders approved the Existing Samsung Products Agreement subject to certain conditions reported previously.

        Since approval of the Existing Samsung Products Agreement, the global cellular market and the market in Israel have significantly evolved and Samsung’s global and Israeli market share has materially increased on account of other vendors. As a result, Partner expects that it will need to purchase similar or higher quantities of Smart-phones and other sophisticated Samsung products which the Company cannot acquire in sufficient quantities from other suppliers. Consequently, the Company wishes to extend the Existing Samsung Products Agreement, to allow the Company to acquire sufficient Products to address its (and its clients’) growing demand and needs and the Company would like to extend the Existing Samsung Products Agreement (the “Extended Samsung Products Agreement”). The main terms of the Extended Samsung Products Agreement are detailed in the Proxy Statement.

   The Audit Committee and the Board of Directors approved the entry by the Company into the Extended Samsung Products Agreement in accordance with the conditions detailed in the Proxy Statement, which are substantially similar to the conditions for the Existing Samsung Products Agreement).

The Audit Committee and the Board of Directors of the Company have noted the Personal Interest in the Extended Samsung Products Agreement of Mr. Ben Dov (the controlling person in Suny Electronics Ltd., the controlling party in Scailex) and, for the sake of caution, of Mr. Shachar (a Director in the Company and the CEO of Scailex and Suny Electronics Ltd.) and the New Directors (appointed by SB Telecom).

    The Audit Committee and the Board of Directors have resolved that (A) under the circumstances and upon the conditions above, the transaction with Scailex is deemed to be a transaction of a public company in which its Controlling Party has a Personal Interest, and the transaction is on market terms, in the ordinary course of business of the Company and in the best interest of the Company; and (B) that the Extended Samsung Products Agreement is an extension of the Existing Samsung Products Agreement and is on the same terms. For the sake of being cautious and due to the anticipated scope of the Extended Samsung Products Agreement and the aforementioned voting agreement between SB Telecom and Scailex, the Company is bringing these resolutions to shareholders approval as an Extraordinary Transaction in which a Controlling Party has a Personal Interest.

It is proposed that at the EGM the following resolutions be adopted:

(i)
“RESOLVED, that the Extended Samsung Products Agreement with Scailex, is hereby approved and ratified as a “framework transaction”. Accordingly, the Company may, from time to time, with effect from January 1, 2013, and for a period of two years, purchase Products and/or repair services from Scailex, on the terms and conditions set out in the Extended Samsung Products Agreement, in an aggregate amount in each calendar year not exceeding NIS 550 million (excluding VAT)), and in addition, will not exceed 40% of the total cost of the Products purchased by Partner in that calendar year. The persons in charge of handsets procurement in the Company shall examine the prices of the Products offered to the Company by Scailex (including, without limitation, in Internet sales, by comparison to other suppliers of the Products and the prices in other markets in the world) and then evaluate their market prices, which will constitute the basis of negotiating their prices with Scailex. The Products will be purchased from Scailex on market terms for such purchases. The Company will bring to approval or ratification by the Audit Committee the procurement requirements each time it convenes (at least twice in each calendar quarter); provided, that a procurement requirement exceeding Partner's materiality threshold will also be brought for approval by the Board of Directors; and

(ii)
RESOLVED, that the transaction is on market terms and in the ordinary course of business of the Company, that it extends the Existing Samsung Products Agreement (on the same terms), and that the transaction is in the best interest of the Company.”

For further details in respect of the items above and the complete wording of the proposed resolutions, kindly see the Proxy Statement distributed with this Deed of Vote by the Company on March 7, 2013.

Place and time for review of the full wording of the proposed resolutions:

The Proxy Statement, distributed with this Deed of Vote, contains the full text of the proposed resolutions and will be available for review at the Company offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, Sunday-Thursday, from 9a.m. to 5p.m. (Israel time) following advanced coordination at telephone number +972-54-7814191, until the time of the EGM, convened to approve the item on the agenda. In addition, the Proxy Statement is available on the websites: www.magna.isa.gov.il and www.maya.tase.co.il; and on the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml. The Proxy Statement includes additional information on the content of this Deed of Vote and it is important that the shareholders will also review it.

The required majority for the items on the agenda:

The vote of the holders of a majority of the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) participating at the EGM and voting on the matter is required for the approval of any of items no. 1, 2 and 4(i)-4(ix) on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law, "Controlling Parties") in the Company, or these having a Personal Interest (as defined in the Israeli Companies Law, a "Personal Interest") in the approval of the pertinent item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

The vote of holders of at least seventy five percent (75%) of the Ordinary Shares participating at the EGM and voting on the matter is required for the approval of any of items no. 3(i)-3(vii) on the agenda; provided, that solely with respect to amendment of any of items no. 3(i)-3(v) on the agenda, one of the following conditions is also fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not having a Personal Interest in the approval of the pertinent item participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

The vote of the holders of a majority of the Ordinary Shares participating at the EGM and voting on the matter will be required for the approval of item no. 5 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not having a Personal Interest in the approval of this item participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

Notice of disclosure in respect of Personal Interest and Restrictions under the License:

In the second part of this Deed of Vote there is a designated space for marking and detailing whether a Personal Interest exists in the resolution or the shareholder is a Controlling Party in the Company (as the case may be), as set in the Israeli Companies Law. If a shareholder does not so mark or detail, the shareholder’s vote shall not be counted in respect of items no. 1-2, 3(i)-3(v), and 4-5 on the agenda.

Each shareholder is also required to indicate if any of the shareholder’s holdings in Partner or vote requires the consent of the Minister of Communications pursuant to licenses of Partner. If a shareholder does not so mark, the shareholder’s vote shall not be counted.

Validity of the Deed of Vote:

Deed of Vote submitted by shareholders who hold their shares through a member in the Tel-Aviv Stock Exchange (the “Exchange”) will be valid only if accompanied by an ownership certificate. Deed of Vote submitted by registered shareholders shall be valid only if accompanied by a copy of I.D., passport or incorporation certificate.

A Deed of Vote shall be submitted to the Company or mailed by registered mail, so it arrives to the Company’s office no later than seventy two hours prior to the time of the EGM.

The Company’s address for submission of Deeds of Vote and Position Notices is:

Roly Klinger, Adv., Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 48103 Israel (kindly mark clearly "deed of vote" or “position notice” on the envelope).

The deadline for submission of Position Notices and the Board’s response to such Notices are:

The deadline for submission of Position Notices (if any) by the shareholders is: March 23, 2013.

The deadline for submission of the Board of Directors’ response to Position Notices is: March 30, 2013.

The Deed of Vote and Position Notices (if any) are available at the following websites:

Israel Securities Authority website: www.magna.isa.gov.il
Tel Aviv Stock Exchange website: www.maya.tase.co.il
U.S. Securities and Exchange Commission’s EDGAR System (only a convenience translation into English): http://www.sec.gov/edgar.shtml

Receipt of ownership certificates, Deeds of Vote and Position Notices:

A shareholder, whose shares are being held through a stock exchange member, is entitled to receive the ownership certificate in the branch of that stock exchange member or by the mail, if the shareholder requested. Such request shall be made in advance for a particular securities account.

A shareholder, whose shares are being held through an Exchange member, is entitled to receive from the stock exchange member who holds the share in the shareholder’s behalf, by e-mail, with no charge, a link to the text of Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified the Exchange member that the shareholder is not interested in receipt of such link or he is interested in receipt of Deeds of Vote by mail (for charge). Shareholder’s notice in respect of Deeds of Vote shall apply to Position Notices as well.

One or more shareholders holding shares conferring in the aggregate at least five percent of the Company’s voting rights and shareholders holding the same rate of the Company’s voting rights not held by the Company’s "Controlling Party" (as stated in Section 268 of the Israeli Companies Law), are entitled to review the Deeds of Votes as detailed in Regulation 10 of the Deeds of Vote Regulations.

As of March 5, 2013 the amount of shares equivalent to five percent of the Company’s voting rights is: 7,782,285 Ordinary Shares (excluding treasury shares).

As of March 5, 2013, the amount of shares equivalent to five percent of the Company’s voting rights not held by the Company’s Controlling Party (as stated in Section 268 of the Israeli Companies Law) is: 4,074,349 Ordinary Shares (excluding treasury shares).

Marking of Vote in the Deed of Vote:

Shareholder shall mark the shareholder's vote regarding each item on the agenda to which the Regulations Procedure applies (items no. 1-2, 3(i)-3(v), and 4-5), in the second part of this Deed of Vote. For the shareholder’s convenience, the shareholder’s vote regarding items no. 3(vi)-3(vii) on the agenda, which are not subject to the Regulations Procedure, may be marked in the second part of this document.

Partner Communications Company Ltd.

Date: _______, 2013

Addendum

Deed of Vote - Part II

In accordance with Regulation 5(a) of the Companies Regulations
(Deeds of Vote and Position Notices) of 2005

Name of the Company: Partner Communications Company Ltd. (the “Company”)
The Company’s address (for submitting and sending Deeds of Vote and Position Papers): Roly Klinger, Adv., Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 48103 Israel (kindly mark clearly "deed of vote" or "position paper" on the envelope)
Company’s registration number: 52-004431-4
Time of the meeting: Thursday, April 11, 2013 at 10:00 Israel time.
Type of meeting: Extraordinary general meeting
The Record Date: March 13, 2013

Note:

In parallel to distribution of this Deed of Vote, a Hebrew version of a Deed of Vote (ktav hatzba'a) per Israeli requirements will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or a Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company’s secretary), the vote shall be disqualified.

Shareholder’s Details:
Name of shareholder: _______________________________________
I.D. number: ______________________________________________
In case the shareholder does not hold an Israeli I.D.:
Passport number: __________________________________________
The country issuing the passport: _________________
In effect until: ____________________________________________
In case the shareholder is an entity:
Entity registration number: _______________________________
       Country of organization: ___________________________________

Item No.	Subject of the Resolution	Votea			In respect of transaction’s approval pursuant sections 255, 267A and 275 - do you have a “Personal Interest” in the resolution or constitute a “Controlling Party”b?
		For	Against	Abstain	Yesc	No
1)
Approval and ratification of (A) the Compensation of Messrs Arieh Saban, Adam Chesnoff, Fred Gluckman, Elon Shalev, Sumeet Jaisinghani, Yoav Rubinstein, Ilan Ben Dov and Yahel Shachar, commencing from January 29, 2013 and the reimbursement of expenses of each of these directors and Mr. Shlomo Rodav, and (B) subject to the adoption of the pertinent part of Resolution 4, the grant of an indemnification letter to each of the New Directors,  Mr. Ilan Ben Dov and Mr. Yahel Shachar, and that these directors benefit from the Company's D&O insurance policy.

This item is subject to the Regulations Procedure.

2)
Approval and ratification of the Run-Off Policy for the insurance of directors and other office holders of the Company, effective as of the consummation of the Change of Control Transaction (January 29, 2013).

This item is subject to the Regulations Procedure.

Item No.	Subject of the Resolution	Votea			In respect of transaction’s approval pursuant sections 255 and 275 - do you have a “Personal Interest” in the resolutionb?
		For	Against	Abstain	Yesc	No
3)	Approval of the following amendments to the Company’s Articles of Association:
(i)	With respect to the majority required for shareholders resolutions.
(ii)	With respect to insurance of our Office Holders.
(iii)	With respect to indemnification of our Office Holders.
(iv)	With respect to release of our Office Holders.
(v)	With respect to the prospective legal amendments.
(vi)	With respect to the shareholders limited liability.				Irrelevant
(vii)	With respect to the miscellaneous provisions.				Irrelevant
Items 3(i)-3(v) are subject to the Regulations Procedure. Items 3(vi)-3(vii) are not subject to the Regulations Procedure.

Item No.	Subject of the Resolution	Votea	In respect of transaction’s approval pursuant sections 255, 267A and 275 - do you have a “Personal Interest” in the resolution or constitute a “Controlling Party”b?
For	Against	Abstain	Yesc	No
4)	Approval and ratification of the grant of Indemnification Letters to the following directors:
(i)	Shlomo Rodav
(ii)	Arieh Saban
(iii)	Adam Chesnoff
(iv)	Fred Gluckman
(v)	Elon Shalev
(vi)	Sumeet Jaisinghani
(vii)	Yoav Rubinstein
(viii)	Ilan Ben Dov
(ix)	Yahel Shachar
These items are subject to the Regulations Procedure.
Item No.	Subject of the Resolution	Votea			In respect of transaction’s approval pursuant sections 255 and 275 - do you have a “Personal Interest” in the resolutionb?
		For	Against	Abstain	Yesc	No
5)	Approval and ratification of the Extended Samsung Products Agreement with Scailex as a “framework transaction”. This item is subject to the Regulations Procedure.

Regarding the resolution on items no. 1-2, 3(i)-3(v), 4 or 5, why do I have a “Personal Interest” in the resolutions, or why do I constitute a “Controlling Party” in the Company?

_________________________________________________________________________________________________________________________________________________________________________*            *           *

Deeds of Vote submitted by shareholders who hold their shares through an Exchange member (under section 177(1) of the Israeli Companies Law) will be valid only if accompanied by an ownership certificate.

Deeds of Vote submitted by shareholders registered in the Company’s Shareholders Register will be valid only if accompanied by a copy of I.D., passport or organization certificate.

You must mark one of the following two boxes (if an X is not marked in either column, or if an X is marked in both columns, the vote shall be disqualified):4

☐	Yes. I approve the declaration below.

☐	No. I do not approve the declaration below. I hold, together with others, ________ Ordinary Shares of Partner.

I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”); or (ii) any other license granted, directly or indirectly, to Partner.e

For your convenience, a translation of sections 21-24 to the License is attached as Annex “C” to the Proxy Statement distributed with this Deed of Vote.

_________________________ Signature

  Name (Print): ______________
Title:   ___________________
Date:   ___________________

a If an X is not marked in either column, or if an X is marked in more than one column, the vote shall be considered as an abstention on the relevant item.

b Kindly provide details regarding the nature of the Personal Interest in the resolution or why do you constitute a “Controlling Party” in the Company at the designated space below. “Personal Interest” is defined in Section 1 of the Israeli Companies Law as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest.” “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers for the definition of “Control” to Section 1 of the Israeli Securities Law of 1968, defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person or entity is controlling a company if said person or entity "holds" (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company.

c If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide detail regarding the nature of the personal interest or the Controlling Party interest, or an X is marked in both columns, the vote shall be disqualified.

d In the event that the shareholder is an “Interested Party”, as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Vote should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

e Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

DEED OF AUTHORIZATION

To:           Partner Communications Company Ltd. (the “Company”)

Attn:       Roly Klinger, Adv., Company Secretary

Re:	Extraordinary General Meeting of Shareholders to be held on
Thursday, April 11, 2013 (the "Meeting")

I, the undersigned1 _________________________, (Identification No./Registration No. ________________), of ____________________________________________, being a registered holder of ______________________2 Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares") of the Company, hereby authorize _________________, Identification No. _______________3, to participate and vote in my stead and on my behalf at the Meeting and in any adjournment of the Meeting of the Company, until I shall otherwise notify you.

I declare and detail in the designated space below, in connection with the resolution on items no. 1-2, 3(i)-3(v), 4 or 5, whether I have a “Personal Interest” in the pertinent resolution, or whether I am a “Controlling Party” in the Company:4

1 Name of shareholder.

2 A shareholder is entitled to give several Deeds of Authorization, each of which refers to a different quantity of Ordinary Shares of the Company held by the shareholder, so long as the shareholder shall not give Deeds of Authorization with respect to an aggregate number of Ordinary Shares exceeding the total number the shareholder holds.

3 In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country  which issued the passport.

4 Kindly provide details regarding the nature of the Personal Interest in the resolution, or why do you constitute a Controlling Party in the Company, at the designated space after the table (on page 5). “Personal Interest” is defined in Section 1 of the Israeli Companies Law of 1999 (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in the applicable company does not give rise to a “Personal Interest.” “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers for the definition of “Control” to Section 1 of the Israeli Securities Law of 1968, defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person or entity is controlling a company if said person or entity "holds" (as defined therein) at least half of (i) the right to vote in the shareholders general meeting; or (ii) the right to appoint the directors or the general manager of that company.

Item No.	Subject of the Resolution	Vote5			In respect of transaction’s approval pursuant sections 255, 267A and 275 - do you have a “Personal Interest” in the resolution or constitute a “Controlling Party”4?
		For	Against	Abstain	Yes6	No
1)
Approval and ratification of (A) the Compensation of Messrs Arieh Saban, Adam Chesnoff, Fred Gluckman, Elon Shalev, Sumeet Jaisinghani, Yoav Rubinstein, Ilan Ben Dov and Yahel Shachar, commencing from January 29, 2013 and the reimbursement of expenses of each of these directors and Mr. Shlomo Rodav, and (B) subject to the adoption of the pertinent part of Resolution 4, the grant of an indemnification letter to each of the New Directors,  Mr. Ilan Ben Dov and Mr. Yahel Shachar, and that these directors benefit from the Company's D&O insurance policy.

This item is subject to the Regulations Procedure.7

2)
Approval and ratification of the Run-Off Policy for the insurance of directors and other office holders of the Company, effective as of the consummation of the Change of Control Transaction (January 29, 2013).
This item is subject to the Regulations Procedure.

5 If an X is not marked in either column, or if an X is marked in more than one column, the vote shall be considered as an abstention on the relevant item.

6 If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide detail regarding the nature of the personal interest or the Controlling Party interest, or an X is marked in both columns, the vote shall be disqualified.

7 Pursuant to the Israeli Companies Law and the Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005, shareholders who will not attend the meeting in person may vote with respect to items no. 1-2, 3(i)-3(v), and 4-5 on the agenda by a Hebrew form of deed of vote (ktav hatzba'a) and these items are subject to provisions set forth in the Israeli Companies Law and these regulations (the “Regulations Procedure”).

2

Item No.		Subject of the Resolution	Vote5			In respect of transaction’s approval pursuant sections 255 and 275 - do you have a “Personal Interest” in the resolution4?
			For	Against	Abstain	Yes6	No
3)		Approval of the following amendments to the Company’s Articles of Association:
	(i)	With respect to the majority required for shareholders resolutions.
	(ii)	With respect to insurance of our Office Holders.
	(iii)	With respect to indemnification of our Office Holders.
	(iv)	With respect to release of our Office Holders.
	(v)	With respect to the prospective legal amendments.
	(vi)	With respect to the shareholders limited liability.				Irrelevant
	(vii)	With respect to the miscellaneous provisions.				Irrelevant
Items 3(i)-3(v) are subject to the Regulations Procedure. Items 3(vi)-3(vii) are not subject to the Regulations Procedure.

3

Item No.	Subject of the Resolution	Vote5	In respect of transaction’s approval pursuant sections 255, 267A and 275 - do you have a “Personal Interest” in the resolution or constitute a “Controlling Party”4?
For	Against	Abstain	Yes6	No
4)		Approval and ratification of the grant of Indemnification Letters to the following directors:
	(i)	Shlomo Rodav
	(ii)	Arieh Saban
	(iii)	Adam Chesnoff
	(iv)	Fred Gluckman
	(v)	Elon Shalev
	(vi)	Sumeet Jaisinghani
	(vii)	Yoav Rubinstein
	(viii)	Ilan Ben Dov
	(ix)	Yahel Shachar
These items are subject to the Regulations Procedure.

4

Item No.	Subject of the Resolution	Vote5			In respect of transaction’s approval pursuant sections 255 and 275 - do you have a “Personal Interest” in the resolution4?
		For	Against	Abstain	Yes6	No
5)	Approval and ratification of the Extended Samsung Products Agreement with Scailex as a “framework transaction”. This item is subject to the Regulations Procedure.

In connection with the resolution on items no. 1-2, 3(i)-3(v), 4 or 5, why do I have a “Personal Interest” in the resolutions, or why do I constitute a “Controlling Party” in the Company?
______________________________________________________________________________________________________________________________________________________
______________________________________________________________________________________________________________________________________________________
______________________________________________________________________________________________________________________________________________________

5

You must mark one of the following two boxes (if an X is not marked in either box, if an X is marked in both boxes, or if an X is marked in the NO box but no number of shares is provided, the vote may be disqualified)8:

•	Yes. I approve the declaration below.
•	No. I do not approve the declaration below. I hold, together with others, ________ Ordinary Shares of Partner.

I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”)9; or (ii)  any other license granted, directly or indirectly, to Partner10.

Date: _____________	__________________________ Signature Name (print):_______________ Title: _____________________

8 In the event that the shareholder is an “Interested Party,” as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Authorization should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

9 A translation of sections 21-24 of the License is attached as Annex “C” to the Proxy Statement distributed with this Deed of Authorization.

10 Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: March 7, 2013